UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 3, 2025

CHART INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-11442	34-1712937
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

2200 Airport Industrial Drive, Suite 100 Ball Ground, Georgia	30107
(Address of principal executive offices)	(ZIP Code)

Registrant’s telephone number, including area code: (770) 721-8800

NOT APPLICABLE

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common stock, par value $0.01	GTLS	New York Stock Exchange
Depositary shares, each representing 1/20th interest in a share of 6.75% Series B Mandatory Convertible Preferred Stock, par value $0.01	GTLS.PRB	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On June 3, 2025, Chart Industries, Inc., a Delaware corporation (“Chart”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Flowserve Corporation, a New York corporation (“Flowserve” or, with reference to the post-closing period, the “Combined Company”), Big Sur Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Flowserve (“First Merger Sub”), and Napa Merger Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Flowserve (“Second Merger Sub”).

The Merger Agreement provides for the combination of Chart and Flowserve in an all-stock merger of equals transaction upon the terms and subject to the conditions set forth therein. The board of directors of each of Chart and Flowserve have unanimously approved the Merger Agreement and the transactions contemplated thereby, including, in the case of Flowserve, (i) the issuance of shares of Flowserve Common Stock (as defined below) and Flowserve Preferred Stock (as defined below) as Merger Consideration (as defined below) and (ii) the amendment of Flowserve’s restated certificate of incorporation to increase the number of authorized shares of Flowserve Common Stock (the “Flowserve Authorized Shares Amendment”). The Combined Company shall be headquartered in Dallas, Texas.

The Mergers

Upon the terms and subject to the conditions set forth in the Merger Agreement, (i) First Merger Sub shall merge with and into Chart (the “First Merger”), with Chart surviving as a wholly owned subsidiary of Flowserve (the “Initial Surviving Company”) (the time the First Merger becomes effective being the “First Effective Time”) and (ii) immediately following the First Merger, and as part of the same overall transaction as the First Merger, the Initial Surviving Company shall merge with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “Mergers”), with Second Merger Sub surviving the Second Merger as a wholly owned subsidiary of Flowserve (the “Final Surviving Company”) (the time the Second Merger becomes effective being the “Second Effective Time”).

Merger Consideration

At the First Effective Time, pursuant to the terms and subject to the conditions of the Merger Agreement, (i) each share of Chart common stock, par value $0.01 per share (the “Chart Common Stock”), issued and outstanding immediately prior to the First Effective Time shall be converted into the right to receive 3.165 shares (the “Exchange Ratio”) of Flowserve common stock, par value $1.25 per share (the “Flowserve Common Stock”), and (ii) if any shares of the 6.75% Series B Mandatory Convertible Preferred Stock of Chart, par value $0.01 per share (the “Chart Preferred Stock”), remain issued and outstanding immediately prior to the First Effective Time, each such share of Chart Preferred Stock shall be converted into the right to receive one share of a newly created 6.75% Series B Mandatory Convertible Preferred Stock of Flowserve, par value $1.00 per share, having the same rights, privileges and voting powers, and limitations and restrictions thereof, as the shares of Chart Preferred Stock had immediately prior to the First Effective Time (the “Flowserve Preferred Stock” and, together with the Flowserve Common Stock, the “Merger Consideration”).

At the Second Effective Time, by virtue of the Second Merger and without any action on the part of any of the parties, the Initial Surviving Company or the equity holders thereof, (i) each share of common stock of the Initial Surviving Company issued and outstanding immediately prior to the Second Effective Time will automatically be canceled and cease to exist without any conversion or payment therefor and (ii) each unit of Second Merger Sub issued and outstanding immediately prior to the Second Effective Time will remain issued and outstanding and will represent validly issued, fully paid and nonassessable units of the Final Surviving Company, which will constitute the only outstanding units of the Final Surviving Company immediately following the Second Effective Time.

The shares of Flowserve Common Stock and, if applicable, Flowserve Preferred Stock (or depositary shares in respect thereof) to be issued in connection with the Mergers will be listed on the New York Stock Exchange (“NYSE”). No fractional shares of Flowserve Common Stock will be issued in the Mergers, and holders of Chart Common Stock otherwise entitled to receive a fractional share of Flowserve Common Stock will receive a cash payment, without interest, in lieu thereof, as specified in the Merger Agreement.

Treatment of Equity Awards

Pursuant to the Merger Agreement, each option to purchase shares of Flowserve Common Stock and award of restricted stock units granted pursuant to Flowserve’s equity plans or otherwise that is outstanding immediately prior to the First Effective Time will remain outstanding on and following the First Effective Time and will be subject to the same terms and conditions as applied prior to the First Effective Time; provided that, as of the First Effective Time, each award of restricted stock units subject to performance conditions will be deemed to have achieved the greater of (i) target level of performance and (ii) actual level of performance through the First Effective Time (as reasonably determined by Flowserve’s board of directors or a committee thereof).

Additionally, pursuant to the Merger Agreement, each equity award of Chart granted under its equity plans or otherwise that is outstanding immediately prior to the First Effective Time will be treated as follows: (i) each option to purchase shares of Chart Common Stock will be converted into an option to purchase shares of Flowserve Common Stock, with the number of shares of Flowserve Common Stock underlying such Flowserve option equal to the product of (A) the number of shares of Chart Common Stock underlying the Chart option immediately prior to the Effective Time and (B) the Exchange Ratio, and with an exercise price per share equal to (x) the exercise price per share of the Chart option immediately prior to the Effective Time divided by (y) the Exchange Ratio, and otherwise subject to the same terms and conditions as applied prior to the First Effective Time; and (ii) each award of restricted stock units will be converted into and become a right to receive a number of shares of Flowserve Common Stock equal to the product of (A) the number of shares of Chart Common Stock subject to each such award immediately prior to the First Effective Time, including any accrued but unpaid dividends or dividend equivalents, as applicable, and (B) the Exchange Ratio, and otherwise subject to the same terms and conditions as applied to such award prior to the First Effective Time; provided that, as of the First Effective Time, each restricted stock unit subject to performance conditions will be deemed to have achieved the greater of (x) target level of performance and (y) actual level of performance through the First Effective Time (as reasonably determined by Chart’s board of directors or a committee thereof).

Combined Company Governance

The Merger Agreement provides that, as of the First Effective Time, the board of directors of the Combined Company (the “Combined Company Board”) will be comprised of twelve members, consisting of (i) six directors designated from the current board of directors of Chart (or, subject to the reasonable approval of Flowserve, any such other persons who may become members of Chart’s board of directors prior to the First Effective Time), one of whom shall be Jillian Evanko, and (ii) six directors designated from the current board of directors of Flowserve (or, subject to the reasonable approval of Chart, any such other persons who may become members of Flowserve’s board of directors prior to the First Effective Time), one of whom shall be Scott Rowe and one of whom shall be John Garrison. Mr. Rowe shall be appointed to serve as the chief executive officer of the Combined Company, Ms. Evanko shall be appointed to serve as the non-executive chair of the Combined Company Board and Mr. Garrison shall be appointed to serve as the lead independent director of the Combined Company Board.

Representations, Warranties and Covenants

The Merger Agreement contains customary representations and warranties of each of Chart and Flowserve relating to their respective businesses, financial statements and public filings, among other matters, in each case generally subject to customary qualifications. Additionally, the Merger Agreement provides for customary pre-closing covenants of each of Chart and Flowserve, including (i) to conduct its business in the ordinary course (subject to certain exceptions); (ii) to cooperate and use reasonable best efforts with respect to seeking regulatory approvals, subject to certain specified limitations; (iii) to hold a meeting of its stockholders to obtain the requisite stockholder approvals contemplated by the Merger Agreement, as applicable; (iv) not to solicit proposals relating to any alternative business combination transactions; and (v) subject to certain exceptions, not to enter into any discussion concerning, or provide confidential information in connection with, any such alternative business combination transactions.

Conditions to the Mergers

The completion of the Mergers is subject to the satisfaction or waiver of certain conditions, including (i) the approval by holders of Chart Common Stock of a proposal to adopt the Merger Agreement and by holders of Flowserve Common Stock of a proposal to approve the issuance of Flowserve Common Stock and Flowserve Preferred Stock in connection with the First Merger and approval to authorize the Flowserve Authorized Shares Amendment; (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of certain other clearances, approvals and consents under certain applicable foreign antitrust and regulatory laws; (iii) the absence of governmental restraints or prohibitions preventing the consummation of the Mergers; (iv) the effectiveness of a registration statement on Form S-4 that will be filed by Flowserve for the issuance of the Merger Consideration and the absence of any stop order or proceedings by the U.S. Securities and Exchange Commission (the “SEC”); (v) the approval of the Merger Consideration to be issued at the First Effective Time for listing on NYSE; (vi) the representations and warranties of Chart and Flowserve being true and correct (subject to certain qualifications) and (vii) the performance in all material respects by the parties of their respective obligations under the Merger Agreement.

Termination

The Merger Agreement contains certain termination rights for the parties, including in the event that (i) the parties agree in writing to terminate the Merger Agreement, (ii) the First Merger is not consummated on or before the one-year anniversary of the date of the Merger Agreement (the “Outside Date”), (iii) the requisite stockholder approvals of Chart or Flowserve required in connection with the Mergers are not obtained at their respective stockholder meetings, (iv) any legal restraint having the effect of prohibiting the consummation of the Mergers shall have become final and nonappealable or (v) the other party has breached its representations, warranties or covenants in the Merger Agreement, subject to certain qualifications. In addition, Chart and Flowserve can each terminate the Merger Agreement prior to the stockholder meeting of the other party if the other party’s board of directors has changed its recommendation in connection with the Mergers or certain other proposals, as applicable, or has failed to make or reaffirm such recommendation in certain circumstances.

The Merger Agreement further provides that, upon termination of the Merger Agreement under certain specified circumstances, including (i) a change in the recommendation of the board of directors of Chart or Flowserve in connection with the Mergers or certain other proposals, as applicable, or (ii) a termination of the Merger Agreement by Chart or Flowserve because of a failure of the stockholders of the other party to adopt the Merger Agreement at the stockholder meeting, a material breach by the other party or because the Mergers are not consummated by the Outside Date, in each case at a time when there was an offer or proposal for an alternative transaction with respect to such party and such party enters into or consummates an alternative transaction within twelve (12) months following such date of termination, Chart or Flowserve, as the case may be, will pay to the other party a termination fee equal to $250 million in cash, in the case of Chart, and $215 million in cash, in the case of Flowserve.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about Chart or Flowserve or any other party to the Merger Agreement or any related agreement. In particular, the representations, warranties and covenants contained in the Merger Agreement, which were made only for purposes of such agreement and as of specific dates, were for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and security holders. Investors and security holders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Chart’s or Flowserve’s public disclosures.

Item 8.01	Other Events.

On June 4, 2025, Chart and Flowserve issued a joint press release to announce the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Additionally, on June 4, 2025, Chart and Flowserve issued a joint investor presentation, a copy of which is attached hereto as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated herein by reference.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information

This communication may be deemed to be solicitation material in respect of the proposed merger transaction between Chart and Flowserve. In connection therewith, the parties intend to file relevant materials with the SEC, including a registration statement on Form S-4 to be filed by Flowserve in connection with the proposed issuance of shares of Flowserve’s common stock and preferred stock pursuant to the proposed merger transaction, which will include a document that serves as a prospectus of Flowserve with respect to such shares and a joint proxy statement of Chart and Flowserve (the “joint proxy statement/prospectus”) and, after the registration statement is declared effective, will be mailed to Chart and Flowserve stockholders seeking their approval of their respective transaction-related proposals. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of Chart and Flowserve, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Chart will be available free of charge on Chart’s website at ir.chartindustries.com. Copies of documents filed with the SEC by Flowserve will be available free of charge on Flowserve’s website at ir.flowserve.com.

Participants in the Solicitation

Chart, Flowserve and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Chart’s stockholders and Flowserve’s shareholders in respect of the proposed transaction. Information regarding Chart’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Chart’s Form 10-K for the year ended December 31, 2024, filed on February 28, 2025, and its proxy statement filed on April 8, 2025, which are filed with the SEC. Information regarding Flowserve’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Flowserve’s Form 10-K for the year ended December 31, 2024, filed with the SEC on February 26, 2025, Proxy Statement on Schedule 14A for its 2025 Annual Meeting of Shareholders, filed with the SEC on April 2, 2025. To the extent holdings of Chart’s or Flowserve’s securities by their respective directors or executive officers have changed since the amounts set forth in their respective 2025 proxy statements, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3, Statements of Changes in Beneficial Ownership on Form 4 or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 subsequently filed with the SEC. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed merger transaction will be included in the registration statement on Form S-4 and the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents (when available) can be obtained free of charge from the sources indicated above.

Forward-Looking Statements and Cautionary Statements

Certain statements made in this communication are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the benefits of the proposed merger transaction between Chart Industries, Inc. (“Chart”) and Flowserve Corporation (“Flowserve”), including future financial and operating results, statements related to the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “could,” “expects,” “anticipates,” “believes,” “projects,” “forecasts,” “outlook,” “guidance,” “continue,” “target,” “estimates,” “potential,” “intends,” “plans,” or the negative of such terms or comparable terminology.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the potential merger transaction, including the expected time period to consummate the potential merger transaction, and the anticipated benefits (including synergies) of the potential merger transaction. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Chart and Flowserve, that could cause actual results to differ materially from those expressed in such forward-looking statements. Key factors that could cause actual results to differ materially include, but are not limited to: the risk that regulatory approvals are not obtained or are obtained subject to conditions, limitations or restrictions that are not anticipated by Chart and Flowserve; the failure to receive, on a timely basis or otherwise, the required transaction-related approvals of Chart’s stockholders and Flowserve’s shareholders; potential delays in consummating the proposed merger transaction, including as a result of failure to receive any regulatory approvals (or any conditions, limitations or restrictions placed on such approvals); the ability to integrate the operations of Chart and Flowserve in a successful manner and in the expected time period; the possibility that any of the anticipated benefits and projected synergies of the proposed merger transaction will not be realized or will not be realized within the expected time period; the possibility that competing offers or acquisition proposals may be made; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances which would require Chart or Flowserve to pay a termination fee; risks that the anticipated tax treatment of the proposed merger transaction is not obtained; unforeseen or unknown liabilities; customer, stockholder, regulatory and other stakeholder approvals and support; unexpected future capital expenditures; the combined company’s ability to pay a quarterly dividend as expected; potential litigation relating to the proposed merger transaction that could be instituted against Chart, Flowserve or their respective directors; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the effect of the announcement, pendency or completion of the proposed merger transaction on the parties’ business relationships and business generally; risks that the proposed merger transaction disrupts current plans and operations of Chart or Flowserve and potential difficulties in employee retention as a result of the proposed merger transaction, as well as the risk of disruption of management and ongoing business operations during the pendency of, or following, the proposed merger transaction; uncertainties as to whether the proposed merger transaction will be consummated on the anticipated timing or at all or, if consummated, will achieve its anticipated economic benefits, including as a result of risks associated with third party contracts containing material consent, anti-assignment, transfer or other provisions that may be related to the proposed merger transaction which are not waived or otherwise satisfactorily resolved; changes in commodity prices; negative effects of this announcement, and the pendency or completion of the proposed merger transaction on the market price of Chart’s or Flowserve’s common stock and/or operating results; rating agency actions and the ability to access short- and long-term debt markets on a timely and affordable basis; various events that could disrupt operations, including severe weather, cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; labor disputes; changes in labor costs and labor difficulties; the effects of industry, market, economic, political or regulatory conditions outside of Chart’s or Flowserve’s control; legislative, regulatory and economic developments targeting public companies in the industrial sector; global supply chain disruptions and the current inflationary environment; the substantial dependence of Chart’s and Flowserve’s sales on the success of the energy, chemical, power generation and general industries; economic, political and other risks associated with the international operations of Chart and Flowserve; potential adverse effects resulting from the implementation of tariffs and related retaliatory actions and changes to or uncertainties related to tariffs and trade agreements; and the risks described in Item 1A “Risk Factors” of Chart’s and Flowserve’s most recent Annual Reports on Form 10-K and in subsequent filings with the SEC. Other unpredictable or factors not discussed in this communication could also have material adverse effects on forward-looking statements. All forward-looking statements included in this communication are based on information available to Chart and Flowserve on the date hereof and Chart and Flowserve undertake no obligation to update or revise any forward-looking statement.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of June 3, 2025, by and among Chart Industries, Inc., Flowserve Corporation, Big Sur Merger Sub, Inc. and Napa Merger Sub LLC.*

99.1	Press Release, dated June 4, 2025.

99.2	Investor Presentation, dated June 4, 2025.

104	The cover page from Chart’s Current Report on Form 8-K, formatted in Inline XBRL.

*

The schedules to the Agreement and Plan of Merger have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Chart agrees to furnish a supplemental copy of such schedules to the Securities and Exchange Commission upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHART INDUSTRIES, INC.

Date: June 4, 2025
	By:	/s/ Jillian C. Evanko
	Name:	Jillian C. Evanko
	Title:	President and Chief Executive Officer

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

FLOWSERVE CORPORATION,

BIG SUR MERGER SUB, INC.,

NAPA MERGER SUB LLC

and

CHART INDUSTRIES, INC.

Dated as of June 3, 2025

i

Exhibit A:	Form of Certificate of Amendment to the Restated Certificate of Incorporation of Flowserve

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 3, 2025, is entered into by and among Flowserve Corporation, a New York corporation (“Flowserve”), Big Sur Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Flowserve (“First Merger Sub”), Napa Merger Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Flowserve (“Second Merger Sub” and, together with Flowserve and First Merger Sub, the “Flowserve Parties”, and each, a “Flowserve Party”), and Chart Industries, Inc., a Delaware corporation (“Chart”).

WHEREAS, the parties intend that, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”), (i) First Merger Sub will be merged with and into Chart (the “First Merger”), with Chart surviving the First Merger as a direct wholly owned subsidiary of Flowserve (the “Initial Surviving Company”), and (ii) immediately following the First Merger, and as part of the same overall transaction as the First Merger, the Initial Surviving Company will be merged with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “Mergers”), with Second Merger Sub surviving the Second Merger as a direct wholly owned subsidiary of Flowserve (the “Final Surviving Company”);

WHEREAS, the Board of Directors of Chart (the “Chart Board”) has (i) determined that it is fair to, and in the best interests of, Chart and its stockholders, and declared it advisable, that Chart enter into this Agreement and consummate the Mergers and the other transactions contemplated hereby (collectively, the “Transactions”), (ii) adopted resolutions approving and declaring the advisability of this Agreement and the consummation of the Transactions, including the Mergers, (iii) adopted resolutions recommending that Chart’s stockholders adopt this Agreement and (iv) directed that this Agreement and the First Merger be submitted to the Chart stockholders for adoption;

WHEREAS, the Board of Directors of Flowserve (the “Flowserve Board”) has (i) declared this Agreement, the terms of the Mergers, the Share Issuance and the Authorized Shares Charter Amendment (each as defined herein) and the other Transactions advisable and in the best interests of Flowserve and its shareholders, (ii) approved this Agreement and the Mergers and the other Transactions, the Share Issuance and the Authorized Shares Charter Amendment, (iii) resolved to recommend that Flowserve’s shareholders approve the Share Issuance and authorize the Authorized Shares Charter Amendment and (iv) directed that the Share Issuance and Authorized Shares Charter Amendment be submitted to Flowserve’s shareholders for approval and authorization;

WHEREAS, the Board of Directors of First Merger Sub has unanimously (i) determined that it is in the best interests of First Merger Sub and its sole stockholder, and declared it advisable, that First Merger Sub enter into this Agreement and consummate the First Merger, (ii) adopted resolutions approving and declaring the advisability of this Agreement and the consummation of the First Merger, (iii) adopted resolutions recommending that the sole stockholder of First Merger Sub adopt this Agreement and (iv) directed that this Agreement and the First Merger be submitted to the sole stockholder of First Merger Sub for adoption;

WHEREAS, Flowserve, as the sole member of Second Merger Sub, has approved and declared advisable this Agreement, the Second Merger and the other Transactions and adopted this Agreement; and

WHEREAS, for U.S. federal income tax purposes, the parties hereto intend that (i) the First Merger and the Second Merger be treated as a single integrated transaction that will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (as defined herein), (ii) Flowserve, First Merger Sub, Second Merger Sub and Chart each be a party to the reorganization within the meaning of Section 368(b) of the Code and (iii) this Agreement will constitute a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code (clauses (i)-(iii), collectively, the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

Definitions; Interpretation

SECTION 1.01. Definitions. For purposes of this Agreement:

“Action” means any proceeding, suit, claim, charge, complaint, audit, investigation, arbitration or action, whether legal, administrative or otherwise, by or before any Governmental Authority.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Antitrust Laws” means the HSR Act and all other applicable competition, merger control, antitrust or similar Laws and all other applicable Laws that are designed or intended to prohibit, restrict, review or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

“Benefit Plan” means any compensation, employment, individual consulting, individual independent contractor, salary, bonus, commission, vacation, deferred compensation, incentive compensation, stock purchase, equity or equity-based, phantom equity, severance pay, termination pay, death benefit, disability benefit, hospitalization, medical, dental, vision, health and welfare, life insurance, flexible benefits, supplemental unemployment benefit, profit-sharing, pension, retirement, change of control, transaction bonus, retention, perquisite, relocation, repatriation or expatriation plan, policy, practice, program, agreement, arrangement or contract and each other “employee benefit plan” (as such term is defined in Section 3(3) of ERISA), whether or not subject to ERISA and whether written or unwritten.

“Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York City.

“Chart Benefit Plan” means each Benefit Plan sponsored, maintained, contributed to, or required to be contributed to, by Chart or any Chart Subsidiary or with respect to which Chart or any Chart Subsidiary has any liability (whether actual or contingent) to provide compensation or benefits to any director, employee, consultant or other service provider, in all cases, excluding plans, programs or arrangements sponsored by any Governmental Authority.

“Chart Capital Stock” means Chart Common Stock and Chart Preferred Stock.

“Chart Certificate of Designations” means the Certificate of Designations of 6.75% Series B Mandatory Convertible Preferred Stock of Chart, filed with the Secretary of State and effective on December 13, 2022, together with any amendments or supplements thereto that are made in accordance with its terms and the Chart Charter.

“Chart Common Stock” means shares of common stock, par value $0.01, issued by Chart.

“Chart Credit Facility” means that certain Fifth Amended and Restated Credit Agreement, dated as of October 18, 2021, by and among Chart, the other loan parties party thereto, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent (as amended by Amendment No. 1 dated as of November 21, 2022, Amendment No. 2 dated as of March 16, 2023, Amendment No. 3 dated as of March 17, 2023, Amendment No. 4, dated as of June 30, 2023, Amendment No. 5 dated as of October 2, 2023, Amendment No. 6 dated as of April 8, 2024 and Amendment No. 7 dated as of July 2, 2024, and as further amended, restated, supplemented or otherwise modified from time to time).

“Chart ERISA Affiliate” means any entity which is considered a single employer with Chart under Section 414 of the Code or Section 4001 of ERISA.

“Chart Fundamental Representations” means the representations and warranties set forth in Section 5.01 (Organization, Standing and Power), Section 5.02 (Capital Structure), Section 5.04 (Authority; Execution and Delivery; Enforceability), Section 5.05(a)(i)(A) (No Conflicts; Consents—Organizational Documents), Section 5.08(a) (Absence of Certain Changes and Events—Chart Material Adverse Effect), Section 5.24 (Brokers’ Fees and Expenses) and Section 5.25 (Opinion of Financial Advisor).

“Chart Intellectual Property” means all Intellectual Property owned or purported to be owned by Chart or a Chart Subsidiary.

“Chart Leased Real Property” means each real property leased, subleased, licensed or similarly occupied by Chart or a Chart Subsidiary that is greater than 80,000 square feet.

“Chart Material Adverse Effect” means a Material Adverse Effect with respect to Chart.

“Chart Owned Real Property” means each real property owned in fee simple (or its jurisdictional equivalent) by Chart or a Chart Subsidiary that is greater than 200,000 square feet.

“Chart Preferred Stock” means the 6.75% Series B Mandatory Convertible Preferred Stock, par value $0.01 per share, of Chart (or depositary shares in respect thereof).

“Chart PSU” means each restricted stock unit with respect to shares of Chart Common Stock granted under any Chart Stock Plan or otherwise that is subject to performance-based vesting conditions.

“Chart Real Property” means Chart Owned Real Property and Chart Leased Real Property.

“Chart Real Property Leases” means the leases, subleases and licenses under which Chart or a Chart Subsidiary leases, subleases or licenses any Chart Leased Real Property, including any amendments, extensions, assignments, guaranties and other material agreements with respect thereto.

“Chart Registered Intellectual Property” means each patent, patent application, registered trademark, trademark registration application, internet domain name, registered copyright and copyright registration application, in each case, constituting Chart Intellectual Property as of the date of this Agreement.

“Chart RSU” means each restricted stock unit with respect to shares of Chart Common Stock granted under any Chart Stock Plan or otherwise that is not a Chart PSU.

“Chart Stock Option” means each option to purchase shares of Chart Common Stock granted under any Chart Stock Plan or otherwise.

“Chart Stock Plans” means Chart’s Amended and Restated 2009 Omnibus Equity Plan, Chart’s 2017 Omnibus Equity Plan and Chart’s 2024 Omnibus Equity Plan, each as amended from time to time.

“Chart Subsidiaries” means each of the Subsidiaries of Chart.

“Chart Termination Fee” means $250,000,000.

“Code” means the Internal Revenue Code of 1986.

“Consent” means any consent, approval, clearance, waiver, Permit or order.

“Contract” means any agreement, arrangement, contract, lease, sublease, license, indenture, note, bond, mortgage, commitment, concession, franchise or other obligation, in each case whether or not written.

“Environmental Claim” means any administrative, regulatory or judicial actions, Judgments, demands, liens, Actions or written notices of noncompliance or violation by or from any Person alleging liability of whatever kind or nature arising out of, based on or resulting from (i) the presence or Release of, or exposure to, any Hazardous Materials at any location; or (ii) the failure to comply with any Environmental Law or any Permit issued pursuant to Environmental Law.

“Environmental Laws” means all applicable Laws, Judgments or Permits issued, promulgated or entered into by or with any Governmental Authority, relating to pollution or to the protection of natural resources, endangered or threatened species, the climate, the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or human health and safety, including all Laws relating to the production, use or registration of chemicals.

“Equity Interests” mean, with respect to any Person, any (i) shares of capital stock and any other voting securities in such Person, (ii) other equity, ownership or voting interests in such Person, (iii) securities convertible into or exchangeable for capital stock, voting securities or other equity, ownership or voting interests, in each case in such Person, (iv) stock appreciation rights, performance shares, “phantom” stock rights and any other rights that (A) give the holder thereof any economic or voting interest of a nature that would accrue to the holders of capital stock in such Person or (B) are linked in any way to the value of such Person, the price of any shares of capital stock or other voting securities in such Person or any dividends or other distributions declared or paid on any shares of capital stock or other voting securities in such Person and (v) options, warrants, calls, subscriptions or other rights (contingent or otherwise) to acquire any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Act” means the Securities Exchange Act of 1934.

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977 (15 U.S.C. § 78dd-1, et seq.).

“Foreign Investment Laws” means all applicable foreign investment Laws, foreign subsidiary regulations and all other applicable Laws, in each case that are designed or intended to prohibit, restrict, review or regulate foreign investment or the effects of subsidies granted by Governmental Authorities.

“fraud” means, with respect to any Person, an actual, intentional and knowing common law fraud (and not a constructive fraud, negligent misrepresentation or omission, or any form of fraud premised on recklessness or negligence) by such Person in the making of the representations and warranties in this Agreement or any certificate executed and delivered by such Person pursuant to the terms of this Agreement.

“Flowserve Benefit Plan” means each Benefit Plan sponsored, maintained, contributed to, or required to be contributed to, by Flowserve or any Flowserve Subsidiary or with respect to which Flowserve or any Flowserve Subsidiary has any liability (whether actual or contingent) to provide compensation or benefits to any director, employee, consultant or other service provider, in all cases, excluding plans, programs or arrangements sponsored by any Governmental Authority.

“Flowserve Capital Stock” means the Flowserve Common Stock and the Flowserve Preferred Stock.

“Flowserve Common Stock” means the common stock of Flowserve, par value $1.25 per share.

“Flowserve Credit Facility” means the Second Amended and Restated Credit Agreement, dated as of October 10, 2024, among Flowserve, Bank of America, N.A., as swing line lender, a letter of credit issuer and administrative agent, and the other lenders and letter of credit issuers referred to therein.

“Flowserve ERISA Affiliate” means any entity which is considered a single employer with Flowserve under Section 414 of the Code or Section 4001 of ERISA.

“Flowserve ESPP” means Flowserve’s Employee Stock Purchase Plan, as amended from time to time.

“Flowserve Fundamental Representations” means the representations and warranties set forth in Section 4.01 (Organization, Standing and Power), Section 4.02 (Capital Structure), Section 4.04 (Authority; Execution and Delivery; Enforceability), Section 4.05(a)(i)(A) (No Conflicts; Consents—Organizational Documents), Section 4.08(a) (Absence of Certain Changes and Events—Flowserve Material Adverse Effect), Section 4.24 (Brokers’ Fees and Expenses) and Section 4.25 (Opinion of Financial Advisor).

“Flowserve Intellectual Property” means all Intellectual Property owned or purported to be owned by Flowserve or a Flowserve Subsidiary.

“Flowserve Leased Real Property” means each real property leased, subleased, licensed or similarly occupied by Flowserve or a Flowserve Subsidiary that is greater than 80,000 square feet.

“Flowserve Material Adverse Effect” means a Material Adverse Effect with respect to Flowserve.

“Flowserve Owned Real Property” means each real property owned in fee simple (or its jurisdictional equivalent) by Flowserve or a Flowserve Subsidiary that is greater than 200,000 square feet.

“Flowserve Preferred Stock” means the 6.75% Series B Mandatory Convertible Preferred Stock, par value $1.00 per share, authorized by the Flowserve Board pursuant to the Current Flowserve Charter and to be issued by Flowserve, in respect of Flowserve, having the same rights, privileges and voting powers, and limitations and restrictions thereof, as the shares of Chart Preferred Stock had in respect of Chart immediately prior to the First Effective Time.

“Flowserve PSU” means each restricted stock unit with respect to shares of Flowserve Common Stock granted under any Flowserve Stock Plan or otherwise that is subject to performance-based vesting conditions.

“Flowserve Real Property” means the Flowserve Owned Real Property and the Flowserve Leased Real Property.

“Flowserve Real Property Leases” means the leases, subleases and licenses under which Flowserve or a Flowserve Subsidiary leases, subleases or licenses any Flowserve Leased Real Property, including any amendments, extensions, assignments, guaranties and other material agreements with respect thereto.

“Flowserve Registered Intellectual Property” means each patent, patent application, registered trademark, trademark registration application, internet domain name, registered copyright and copyright registration application, in each case, constituting Flowserve Intellectual Property as of the date of this Agreement.

“Flowserve Restricted Stock” means each share of Flowserve Common Stock subject to vesting and/or forfeiture conditions granted under any Flowserve Stock Plan or otherwise.

“Flowserve RSU” means each restricted stock unit with respect to shares of Flowserve Common Stock granted under any Flowserve Stock Plan or otherwise that is not a Flowserve PSU.

“Flowserve Stock Option” means each option to purchase shares of Flowserve Common Stock granted under any Flowserve Stock Plan or otherwise.

“Flowserve Stock Plans” means Flowserve’s Equity and Incentive Compensation Plan and Flowserve’s 2020 Long-Term Incentive Plan, each as amended from time to time.

“Flowserve Subsidiaries” means each of the Subsidiaries of Flowserve.

“Flowserve Termination Fee” means $215,000,000.

“GAAP” means generally accepted accounting principles in the United States.

“Government Official” means any official, officer, employee or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Authority, and includes any official or employee of any directly or indirectly government-owned or -controlled entity, and any officer or employee of a public international organization, as well as any Person acting in an official capacity for or on behalf of any such Governmental Authority, or for or on behalf of any such public international organization.

“Governmental Authority” means any federal, national, state, provincial, local or transnational (in each case whether domestic or foreign) government, court, administrative agency or commission, judicial body or tribunal, arbitrator or arbitration panel, self-regulatory agency (including NYSE) or other governmental or regulatory authority or instrumentality.

“Hazardous Materials” means any petroleum or petroleum products, explosive or radioactive materials or wastes, asbestos, per- and poly-fluorinated substances, polychlorinated biphenyls and hazardous or toxic materials and any other material, substance or waste that is regulated or may result in liability under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person: (i) for borrowed money (including deposits or advances of any kind to such Person); (ii) evidenced by bonds, including performance or surety bonds, debentures, notes or similar instruments; (iii) for capitalized leases or to pay the deferred and unpaid purchase price of property or equipment; (iv) pursuant to securitization or factoring programs or arrangements; (v) pursuant to guarantees or arrangements having the economic effect of a guarantee of any Indebtedness of any other Person (other than between or among such Person and its wholly owned Subsidiaries); (vi) to maintain or cause to be maintained the financing or financial position or the covenants of others; (vii) net cash payment obligations under swaps, options, derivatives or other hedging Contracts that will be payable upon termination thereof (assuming termination on the date of determination); or (viii) letters of credit, bank guarantees or other similar Contracts entered into by or on behalf of such Person to the extent they have been drawn upon.

“Intellectual Property” means any of the following existing under the Laws of the United States or any other jurisdiction: (i) patents (including all reissues, reexaminations, supplemental examinations, substitutions, renewals and extensions thereof) and patent applications (including provisional and non-provisional applications, continuations, divisionals and continuations-in-part); (ii) registered and unregistered trademarks, service marks, trade names and other similar indicia of source or origin, pending trademark and service mark registration applications, and intent-to-use registrations or similar reservations of marks, together with the goodwill symbolized by any of the foregoing; (iii) registered and unregistered copyrights, applications for registration of copyright and other equivalent rights in works of authorship; (iv) internet domain names; (v) trade secrets, know-how and other rights in proprietary information (“Trade Secrets”); (vi) rights in Software; and (vii) all other intellectual property rights recognized by applicable Law.

“IT Systems” means computers, Software, databases, firmware, hardware, middleware, servers, workstations, networks, systems, routers, hubs, switches, data communications lines and all other information technology equipment and associated documentation.

“Judgment” means any judgment, order, writ, ruling, determination, injunction, decree, award, stipulation or settlement (in each case whether civil, administrative or criminal) of or with any Governmental Authority.

“Knowledge” means, with respect to any matter in question, the actual knowledge of (i) in the case of Chart, the individuals set forth in Section 1.01(a) of the Chart Disclosure Letter and (ii) in the case of Flowserve, the individuals set forth in Section 1.01(a) of the Flowserve Disclosure Letter.

“Law” means any applicable federal, national, state, provincial, local or transnational (in each case whether domestic or foreign) statute, law (including common law) or ordinance, or rule, code, directive, binding guidance or regulation of any Governmental Authority.

“Legal Restraint” means any Law or Judgment (in each case whether temporary, preliminary or permanent) enacted, promulgated, issued, entered, amended, enforced or deemed applicable to the Mergers or the other Transactions, in each case by any Governmental Authority of competent jurisdiction.

“Lien” means any mortgage, deed of trust, lien, pledge, charge, claim, hypothecation, option, right of first offer or refusal, security interest, lease, license, easement, right-of-way, title retention agreement or other encumbrance of any kind.

“Material Adverse Effect” means, with respect to any Person, any effect, change, event, circumstance, condition, development or occurrence that, individually or in the aggregate, has a material adverse effect on the business, assets, liabilities, results of operations or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole; provided, however, that none of the following shall constitute a Material Adverse Effect or be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (1) changes in general conditions in the industries in which such Person and its Subsidiaries operate, (2) changes in general economic or political conditions, including conditions in the securities, credit, financial or other capital markets, in each case in the United States or any other jurisdiction in which such Person or any of its Subsidiaries operate, (3) changes after the date of this Agreement in Law or in GAAP or in accounting standards, or in the interpretation or enforcement of the foregoing, (4) the public announcement of this Agreement or the public announcement, pendency or consummation of the Transactions, including the impact thereof on the relationships, contractual or otherwise, of such Person or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, (provided, however, that this clause (4) shall not apply to any representation or warranty to the extent the purpose thereof is to address consequences resulting from the public announcement of this Agreement or the public announcement, pendency or consummation of the Transactions), (5) acts of war (whether or not declared), military activity, sabotage, civil disobedience or terrorism, or any escalation or worsening thereof, (6) earthquakes, fires, floods, hurricanes, tornadoes or other natural disasters, (7) any epidemic, pandemic or other public health event or worsening thereof, (8) any change in such Person’s credit ratings, (9) any decline in the market price, or change in trading volume, of any securities of such Person, (10) any failure to meet any internal or published projections, forecasts, budgets or financial or operating predictions in respect of revenue, earnings, cash flow or cash position, or (11) the imposition or modification of any tariffs, trade restrictions or other duties, including those arising from changes in trade policies or international relations, and the effects of any trade wars; provided, that the underlying facts or occurrences giving rise or contributing to such change, decline or failure in clauses (8), (9) and (10) may be deemed to constitute a Material Adverse Effect or be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not otherwise excluded hereunder; provided, further, that any effect, change, event, circumstance, condition, development or occurrence referred to in clauses (1), (2), (3), (5), (7) or (11) may be deemed to constitute a Material Adverse Effect, or be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur, to the extent such effect, change, event, circumstance, condition, development or occurrence has a disproportionate adverse effect on such Person and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which they operate (in which case, only the incremental disproportionate adverse effect may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur).

“Multiemployer Plan” shall have the meaning in Section 3(37) of ERISA.

“NYBCL” means the New York Business Corporation Law.

“NYSE” means the New York Stock Exchange.

“Organizational Documents” means (i) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (ii) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof and (iii) with respect to any other Person the organizational, constituent or governing documents or instruments of such Person.

“Permit” means any license, franchise, permit, certificate, approval, authorization or registration from any Governmental Authority.

“Permitted Liens” means (i) Liens for Taxes, assessments or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (ii) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the ordinary course of business with respect to liabilities that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (iii) zoning, entitlement and other land use regulations by any Governmental Authority that are not presently violated and do not materially impair, adversely affect or interfere with the use of any property affected thereby; (iv) easements, declarations, covenants, rights-of-way, leases, restrictions and other similar non-monetary encumbrances that do not, and would not reasonably be expected to, materially impair, adversely affect or interfere with the use of any real property affected thereby; (v) deposits securing liability to insurance carriers under insurance or self-insurance arrangements; (vi) deposits to secure the performance of bids, tenders, trade contracts (other than contracts for indebtedness for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business and (vii) non-exclusive licenses of Intellectual Property rights granted in the ordinary course of business.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Authority or other entity.

“Personal Data” means any information considered “personally identifiable information,” “personal information,” “personal data” or other comparable term under applicable Privacy Legal Requirements.

“Privacy Legal Requirements” means all applicable (i) Laws concerning the privacy, data protection or security of Personal Data, (ii) the PCI DSS and any other privacy- or data security-related industry standards to which Chart and the Chart Subsidiaries or Flowserve and the Flowserve Subsidiaries, as applicable, are legally or contractually bound or have publicly represented with which they comply, (iii) obligations under Contracts that relate to the processing of Personal Data and (iv) publicly posted policies of Chart and the Chart Subsidiaries or Flowserve and the Flowserve Subsidiaries, as applicable, regarding the collection, use, disclosure, transfer, storage, maintenance, retention, disposal, modification, protection or processing of Personal Data.

“Products” means the products or services offered, performed, licensed, sold, distributed or otherwise made commercially available by Chart or any of the Chart Subsidiaries, or Flowserve or any of the Flowserve Subsidiaries, as applicable.

“Regulatory Approvals” means those Consents, registrations, declarations, notices, filings or Judgments with, to or of any Governmental Authority (including the fulfillment of any conditions required by such Governmental Authority to be fulfilled prior to the consummation of the Mergers in connection with such Consents, registrations, declarations, notices, filings or Judgments), and the expiration or termination of all waiting periods (including any extension thereof and any commitments by the parties not to close before a certain date under a timing agreement provided to any Governmental Authority), in each case in connection with the execution, delivery and performance of this Agreement and the consummation of the Mergers and the other Transactions.

“Release” means any actual or threatened release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the indoor or outdoor environment (including ambient air, surface water, groundwater, land surface or subsurface strata).

“Required Regulatory Approvals” means those Regulatory Approvals set forth in Section 1.01(b) of the Flowserve Disclosure Letter.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder and under the Exchange Act.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Share Issuance” means the issuance by Flowserve of Flowserve Common Stock and, if applicable, Flowserve Preferred Stock in connection with the First Merger.

“Software” means any computer software, including, for the avoidance of doubt, (i) computer programs, applications, files, user interfaces, application programming interfaces, diagnostics, software development tools and kits, code repositories, development tools, templates, menus, analytics and tracking tools, compilers, libraries, version control systems, operating systems, derivative works, foreign language versions, fixes, upgrades, updates, enhancements, current and prior versions and releases, including all software implementations of algorithms, models and methodologies for any of the foregoing, in all cases whether in source code, object code or other form, and (ii) all related documentation, including user manuals, programmers’ notes, and training materials, relating to any of the foregoing.

“Subsidiary” means, with respect to any Person, any entity of which (i) such Person or any other Subsidiary of such Person is a general partner (in the case of a partnership) or managing member (in the case of a limited liability company), (ii) voting power to elect at least a majority of the board of directors, board of managers or others performing similar functions with respect to such entity is held, directly or indirectly, by such Person or (iii) more than fifty percent (50%) of any class of shares or capital stock or of the outstanding Equity Interests are owned, directly or indirectly, by such Person.

“Tax Return” means all Tax returns, declarations, statements, reports, schedules, forms and information returns, any amended Tax return and any other document filed, required to be filed or permitted to be filed with any Governmental Authority with respect to Taxes.

“Taxes” means all taxes, customs, tariffs, imposts, levies, duties, fees or other like assessments or charges of any kind imposed by a Governmental Authority, in each case in the nature of a tax, together with all interest, penalties and additions imposed with respect to such amounts.

“Termination Fee” means the Chart Termination Fee or the Flowserve Termination Fee, as applicable.

“Trade Control and Sanctions Regulations” mean the relevant sanctions, import/customs and export control Laws where Flowserve or Chart, as applicable, does business or is otherwise subject to jurisdiction, including the U.S. International Traffic in Arms Regulations, the Export Administration Regulations, U.S. sanctions Laws and regulations administered by the Department of the Treasury’s Office of Foreign Assets Control, the anti-boycott regulations administered by the U.S. Department of Commerce and U.S. Department of the Treasury and the U.S. customs regulations at 19 C.F.R. Chapter 1, the Foreign Trade Regulations (15 C.F.R. Part 30) and all applicable import regulations maintained by the Bureau of Alcohol, Tobacco, Firearms, and Explosives, including 27 C.F.R. Parts 447–479 and Part 555.

“Trade Secrets” has the meaning set forth in the definition of Intellectual Property.

“Trading Day” means a day on which shares of Flowserve Common Stock are traded on NYSE.

“VWAP Price” means, for any Trading Day, the volume weighted average price per share of Flowserve Common Stock on NYSE for such Trading Day, as reported by Bloomberg, L.P. under the heading “Bloomberg VWAP” on Bloomberg page “FLS UN Equity VWAP” (or its equivalent successor if such page is not available) or, if not reported thereby, in another authoritative source mutually selected in writing by Flowserve and Chart.

SECTION 1.02. Other Defined Terms. The following terms are defined in the Section of this Agreement set forth across from such term below:

Term	Section
Agreement	Preamble
Assumed PSU	Section 7.06(a)(iii)
Assumed Stock Option	Section 7.06(a)(i)
Authorized Shares Charter Amendment	Section 2.05
Bankruptcy and Equity Exception	Section 4.04(a)
Book-Entry Share	Section 3.01(e)
Certificate	Section 3.01(e)
Chart	Preamble
Chart Additional Contract	Section 5.16(c)
Chart Adverse Recommendation Change	Section 6.02(c)
Chart Board	Preamble
Chart By-Laws	Section 5.01
Chart Capitalization Date	Section 5.02(a)
Chart Charter	Section 5.01
Chart Disclosure Letter	Article V
Chart Financial Advisor	Section 5.24
Chart Intervening Event	Section 6.02(g)
Chart IT Systems	Section 5.20(a)
Chart Leases	Section 5.17(d)
Chart Material Contract	Section 5.16(a)
Chart Multiemployer Plan	Section 5.10(d)
Chart Non-U.S. Benefit Plans	Section5.10(a)
Chart Notice	Section 6.02(d)
Chart Notice Period	Section 6.02(d)
Chart Properties	Section 5.17(d)
Chart Recommendation	Section 5.04(a)
Chart SEC Documents	Section 5.06(a)
Chart Senior Executive	Section 6.01(b)(iv)
Chart Source Code	Section 5.19(e)
Chart Stockholder Approval	Section 5.04(a)
Chart Stockholders Meeting	Section 5.04(a)
Chart Takeover Proposal	Section 6.02(g)
Chart Takeover Proposal Materials	Section 6.02(e)
Chart Top Customer	Section 5.18(a)
Chart Top Supplier	Section 5.18(a)
Chart Voting Debt	Section 5.02(c)(iv)
Charter Amendments	Section 2.05
Closing	Section 2.02
Closing Date	Section 2.02
Combined Company	Section 2.01(b)
Combined Company Board	Section 2.08(a)
Common Stock Consideration	Section 3.01(c)
Confidentiality Agreement	Section 7.02(b)
Continuing Employee	Section 7.04(a)

Term	Section
Current Flowserve Charter	Section 2.05
DGCL	Preamble
DLLCA	Preamble
DTC	Section 3.03(c)(ii)
Exchange Agent	Section 3.03(a)
Exchange Fund	Section 3.03(a)
Exchange Ratio	Section 3.01(c)
Excluded Benefits	Section 7.04(a)
Filed Chart SEC Documents	Article V
Filed Flowserve SEC Documents	Article IV
Final Certificate of Formation	Section 2.06(b)
Final LLCA	Section 2.06(b)
Final Surviving Company	Preamble
First Certificate of Merger	Section 2.03(a)
First Effective Time	Section 2.03(a)
First Merger	Preamble
First Merger Sub	Preamble
First Merger Sub Common Stock	Section 3.01(a)
First Plan of Merger	Section 2.03(a)
Flowserve	Preamble
Flowserve Additional Contract	Section 4.16(c)
Flowserve Adverse Recommendation Change	Section 6.03(c)
Flowserve Authorized Shares Approval	Section 4.04(a)
Flowserve Board	Preamble
Flowserve By-Laws	Section 4.01
Flowserve Capitalization Date	Section 4.02(a)
Flowserve Charter Amendment Approvals	Section 4.04(a)
Flowserve Disclosure Letter	Article IV
Flowserve Financial Advisor	Section 4.24
Flowserve Intervening Event	Section 6.03(g)
Flowserve IT Systems	Section 4.20(a)
Flowserve Leases	Section 4.17(d)
Flowserve Material Contract	Section 4.16(a)
Flowserve Multiemployer Plan	Section 4.10(d)
Flowserve Name Change Approval	Section 4.04(a)
Flowserve Non-U.S. Benefit Plans	Section 4.10(a)
Flowserve Notice	Section 6.03(d)
Flowserve Notice Period	Section 6.03(d)
Flowserve Party or Flowserve Parties	Preamble
Flowserve Properties	Section 4.17(d)
Flowserve Recommendation	Section 4.04(a)
Flowserve SEC Documents	Section 4.06(a)
Flowserve Senior Executive	Section 6.01(a)(iv)

Term	Section
Flowserve Share Issuance Approval	Section 4.04(a)
Flowserve Shareholder Approval	Section 7.01(f)
Flowserve Shareholders Meeting	Section 4.04(a)
Flowserve Source Code	Section 4.19(e)
Flowserve Takeover Proposal	Section 6.03(g)
Flowserve Takeover Proposal Materials	Section 6.03(e)
Flowserve Top Customer	Section 4.18(a)
Flowserve Top Supplier	Section 4.18(a)
Flowserve Voting Debt	Section 4.02(c)(iv)
Form S-4	Section 4.05(b)
Fractional Share Consideration	Section 3.01(e)
Indemnified Party	Section 7.07(a)
Initial By-Laws	Section 2.06(a)
Initial Certificate of Incorporation	Section 2.06(a)
Initial Surviving Company	Preamble
Intended Tax Treatment	Preamble
Joint Proxy Statement	Section 7.01(a)
Merger Consideration	Section 3.01(d)
Mergers	Preamble
Name Change Charter Amendment	Section 2.05
Open Source Software	Section 4.19(e)
Outside Date	Section 9.01(b)(i)
Permitted Restriction	Section 7.03(c)
Preferred Stock Consideration	Section 3.01(d)
Representatives	Section 6.02(a)
Restriction	Section 7.03(c)
Second Certificate of Merger	Section 2.03(b)
Second Effective Time	Section 2.03(b)
Second Merger	Preamble
Second Merger Sub	Preamble
Second Merger Sub Units	Section 3.02
Second Plan of Merger	Section 2.03(b)
Secretary of State	Section 2.03(a)
Superior Chart Proposal	Section 6.02(g)
Superior Flowserve Proposal	Section 6.03(g)
Takeover Statute	Section 4.04(b)
Transactions	Preamble
Unpaid Dividends	Section 3.01(e)

SECTION 1.03. Interpretation. When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” when used in this Agreement shall refer to the date of this Agreement. The words “or”, “any” and “either” are not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Other than for purposes of Section 5.26, the words “made available to Flowserve” or “made available to the Flowserve Parties” and words of similar import refer to documents (A) posted to the Intralinks virtual data room or provided pursuant to “clean team” arrangements, in each case by or on behalf of Chart prior to 5:00 p.m., New York City time, on June 2, 2025, (B) included in the Filed Chart SEC Documents or (C) if permitted to be “made available” after the date of this Agreement, delivered to a Flowserve Party or its Representatives after the date hereof in accordance with the notice procedures set forth in Section 10.02. Other than for purposes of Section 4.27, the words “made available to Chart” and words of similar import refer to documents (A) posted to the Intralinks virtual data room or provided pursuant to “clean team” arrangements, in each case by or on behalf of Flowserve prior to 5:00 p.m., New York City time, on June 2, 2025, (B) included in the Filed Flowserve SEC Documents or (C) if permitted to be “made available” after the date of this Agreement, delivered to Chart or its Representatives after the date hereof in accordance with the notice procedures set forth in Section 10.02. All accounting terms used and not defined herein shall have the respective meanings given to them under GAAP. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Unless otherwise specifically indicated, (x) any Law defined or referred to herein means such Law as from time to time amended, modified or supplemented, including by succession of comparable successor Laws, and all rules and regulations promulgated thereunder and (y) any Contract referenced herein or in the Flowserve Disclosure Letter or the Chart Disclosure Letter means such Contract as amended, modified, supplemented, restated, amended and restated or replaced from time to time. Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful money of the United States of America. References to a Person are also to its permitted assigns and successors. Each of the parties hereto has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

ARTICLE II

The Mergers

SECTION 2.01. The Mergers. (a) On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the First Effective Time, First Merger Sub shall be merged with and into Chart. As a result of the First Merger, the separate corporate existence of First Merger Sub shall cease and Chart shall continue as the Initial Surviving Company.

(b) Immediately following the consummation of the First Merger, on the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Second Effective Time, the Initial Surviving Company shall be merged with and into Second Merger Sub. As a result of the Second Merger, the separate corporate existence of the Initial Surviving Company shall cease and Second Merger Sub shall continue as the Final Surviving Company as a wholly owned subsidiary of Flowserve (Flowserve, being sometimes hereinafter referred to as the “Combined Company”).

SECTION 2.02. Closing. The closing (the “Closing”) of the Mergers shall take place remotely by exchange of documents and signatures (or their electronic counterparts), on the third Business Day following the day on which the last to be satisfied or (to the extent permitted by Law) waived by the party or parties entitled to the benefits thereof of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions) shall have been satisfied or (to the extent permitted by Law) waived in accordance with this Agreement, or at such other place, time and date as shall be agreed in writing between Chart and Flowserve. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 2.03. Effective Times. (a) Subject to the provisions of this Agreement, Chart and First Merger Sub shall as soon as practicable on the Closing Date, file with the Secretary of State of the State of Delaware (the “Secretary of State”) the certificate of merger (the “First Certificate of Merger”) setting forth the plan of merger in respect of the First Merger (the “First Plan of Merger”) and otherwise in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL and make all other filings, recordings or publications required under the DGCL in connection with the First Merger. The First Merger shall become effective at such time as the First Certificate of Merger is duly filed with the Secretary of State or at such later time as Chart and Flowserve shall agree and specify in the First Certificate of Merger (the time the First Merger becomes effective being the “First Effective Time”).

(b) Immediately following the First Effective Time, subject to the provisions of this Agreement, the Initial Surviving Company and Second Merger Sub shall (i) file with the Secretary of State the certificate of merger (the “Second Certificate of Merger”) setting forth the plan of merger in respect of the Second Merger (the “Second Plan of Merger”) and otherwise in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL and DLLCA and (ii) as soon as practicable on or after the Closing Date, make all other filings, recordings or publications required under the DGCL, the DLLCA or by the Secretary of State in connection with the Second Merger. The Second Merger shall become effective at such time as the Second Certificate of Merger is duly filed with the Secretary of State or at such later time as Chart and Flowserve shall agree and specify in the Second Certificate of Merger (the time the Second Merger becomes effective being the “Second Effective Time”).

SECTION 2.04. Effects. The Mergers shall have the effects set forth in this Agreement and the applicable provisions of the DGCL and DLLCA, as applicable.

SECTION 2.05. Certificate of Incorporation of the Combined Company. At the First Effective Time, the restated certificate of incorporation of Flowserve, as in effect immediately prior to the First Effective Time (the “Current Flowserve Charter”), shall be amended pursuant to the form of certificate of amendment set forth in Exhibit A, which certificate of amendment shall effect (i) subject to the receipt of the Flowserve Name Change Approval, the change in the name of Flowserve to the name of the Combined Company as is mutually agreed by Flowserve and Chart pursuant to Section 2.08(f) (the “Name Change Charter Amendment”) and (ii) an increase in the number of shares of Flowserve Capital Stock which the Combined Company shall have authority to issue (the “Authorized Shares Charter Amendment” and, together with the Name Change Charter Amendment, the “Charter Amendments”) effective concurrently with the First Effective Time, until thereafter amended in accordance with its terms and applicable Law.

SECTION 2.06. Organizational Documents of the Surviving Companies. (a) At the First Effective Time, the certificate of incorporation of First Merger Sub shall be the certificate of incorporation of the Initial Surviving Company (the “Initial Certificate of Incorporation”) until thereafter changed or amended as provided therein or by applicable Law (and subject to Section 7.07), except that the name of the Initial Surviving Company shall be “Chart Industries, Inc.”. At the First Effective Time, the by-laws of First Merger Sub as in effect immediately prior to the First Effective Time shall be the by-laws of the Initial Surviving Company (the “Initial By-Laws”) until thereafter changed or amended as provided therein or by applicable Law.

(b) At the Second Effective Time, the certificate of formation of Second Merger Sub shall be the certificate of formation of the Final Surviving Company (the “Final Certificate of Formation”) until thereafter changed or amended as provided therein or by applicable Law (and subject to Section 7.07), except that the name of the Final Surviving Company shall be “New Chart Industries, LLC”. At the Second Effective Time, the limited liability company agreement of Second Merger Sub as in effect immediately prior to the Second Effective Time shall be the limited liability company agreement of the Final Surviving Company (the “Final LLCA”) until thereafter changed or amended as provided therein or by applicable Law.

SECTION 2.07. Directors and Officers of the Surviving Companies. (a) The parties hereto shall take any and all actions necessary so that (i) the directors of First Merger Sub immediately prior to the First Effective Time shall, from and after the First Effective Time, be the directors of the Initial Surviving Company until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be and (ii) the officers of First Merger Sub immediately prior to the First Effective Time shall be the officers of the Initial Surviving Company until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be, in each case in accordance with the Initial Certificate of Incorporation and the Initial By-Laws.

(b) The parties hereto shall take any and all actions necessary so that the officers of the Initial Surviving Company immediately prior to the Second Effective Time shall be the officers of the Final Surviving Company until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be, in each case in accordance with the Final Certificate of Formation and the Final LLCA.

SECTION 2.08. Certain Governance Matters.

(a) Combined Company Board. The parties hereto shall take all actions as may be necessary to cause, as of the First Effective Time, (i) the number of directors constituting the board of directors of the Combined Company (the “Combined Company Board”) to be twelve, and (ii) the Combined Company Board to be comprised of (A) six persons who are current members of the Flowserve Board as of the date hereof (or, subject to the reasonable approval of Chart, such other persons who become members of the Flowserve Board prior to the First Effective Time) selected by the Flowserve Board, one of whom shall be the Chief Executive Officer of the Combined Company, and (B) six persons who are current members of the Chart Board as of the date hereof (or, subject to the reasonable approval of Flowserve, such other persons who become members of the Chart Board prior to the First Effective Time) selected by the Chart Board, one of whom shall be Jillian C. Evanko. From and after the First Effective Time, each such Person designated as a director of the Combined Company shall hold office until his or her respective successor is duly elected or appointed and qualified or until his or her earlier death, resignation or removal in accordance with the governance documents of the Combined Company and applicable Law.

(b) Chair. At the First Effective Time, Jillian C. Evanko shall be appointed to serve, as further set forth in Schedule 2.08(b) of the Chart Disclosure Letter, as non-executive Chair of the Combined Company Board and shall serve until her successor shall be appointed or until her earlier death, resignation or removal in accordance with the Organizational Documents of the Combined Company.

(c) Lead Independent Director. At the First Effective Time, John L. Garrison shall be appointed the lead independent director of the Combined Company Board and shall serve until his successor shall be appointed or until his earlier death, resignation or removal in accordance with the Organizational Documents of the Combined Company.

(d) Chief Executive Officer. At the First Effective Time, R. Scott Rowe shall be appointed to serve as the Chief Executive Officer of the Combined Company and shall serve until his successor shall be appointed or until his earlier death, resignation or removal in accordance with the Organizational Documents of the Combined Company; provided, that prior to the two-year anniversary of the Closing Date, a vote of two-thirds of the entire Combined Company Board shall be required to remove R. Scott Rowe as Chief Executive Officer of the Combined Company.

(e) Headquarters. Following the First Effective Time, the Combined Company shall have its registered office and headquarters located in Irving, Texas.

(f) Name and Trading Symbol. As of the First Effective Time, subject to the receipt of the Flowserve Charter Amendment Approval, Flowserve shall cause the name and NYSE ticker of the Combined Company to be changed to such name and ticker symbol as is mutually agreed by Flowserve and Chart.

(g) Other Governance Matters. The parties shall take the actions set forth on Section 2.08(g) of the Flowserve Disclosure Letter with respect to the corporate governance guidelines and policies of the Combined Company.

ARTICLE III

Effect on the Capital Stock of the Constituent Entities;

Exchange of Certificates

SECTION 3.01. Effect on Capital Stock of the First Merger. At the First Effective Time, by virtue of the First Merger and without any action on the part of Chart, the Flowserve Parties or the holders of any shares of Chart Capital Stock or First Merger Sub Common Stock:

(a) Conversion of First Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of First Merger Sub (the “First Merger Sub Common Stock”) issued and outstanding immediately prior to the First Effective Time shall be converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Initial Surviving Company and shall constitute the only outstanding shares of capital stock of the Initial Surviving Company. From and after the First Effective Time, all certificates formerly representing shares of First Merger Sub Common Stock shall be deemed for all purposes to represent the number of shares of common stock of the Initial Surviving Company into which they were converted in accordance with the immediately preceding sentence.

(b) Cancellation of Flowserve-Owned Stock. Each share of Chart Common Stock that is owned by Flowserve or any of its wholly owned Subsidiaries immediately prior to the First Effective Time shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Conversion of Chart Common Stock. Subject to Section 3.03, each share of Chart Common Stock issued and outstanding immediately prior to the First Effective Time (other than shares to be canceled in accordance with Section 3.01(b)) shall be converted into the right to receive, and become exchangeable for 3.165 validly issued, fully paid and non-assessable shares (the “Exchange Ratio”) of Flowserve Common Stock subject to Section 3.03(d) with respect to any Fractional Share Consideration (the “Common Stock Consideration”), without interest and subject to any withholding under applicable Tax Law in accordance with Section 3.03(k).

(d) Conversion of Chart Preferred Stock. If immediately prior to the First Effective Time any shares of Chart Preferred Stock remain issued and outstanding, (i) each such share of Chart Preferred Stock issued and outstanding immediately prior to the First Effective Time shall be converted into the right to receive one validly issued, fully paid and non-assessable share of Flowserve Preferred Stock (the “Preferred Stock Consideration” and, together with the Common Stock Consideration, the “Merger Consideration”), (ii) the Flowserve Board shall take all necessary action to create the Flowserve Preferred Stock prior to the First Effective Time, and (iii) Flowserve shall take all necessary action to cause such Flowserve Preferred Stock to be listed on the NYSE as of the First Effective Time.

(e) Chart Capital Stock. At the First Effective Time, all such shares of Chart Capital Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (each, a “Certificate”) that immediately prior to the First Effective Time represented any such shares of Chart Capital Stock or non-certificated shares of Chart Capital Stock held in book-entry form (each, a “Book-Entry Share”) shall cease to have any rights with respect thereto, except the right to receive (i) in the case of Chart Common Stock, the Common Stock Consideration (including any cash in lieu of fractional shares of Flowserve Common Stock to be paid pursuant to Section 3.03(d) (the “Fractional Share Consideration”)), (ii) in the case of Chart Preferred Stock, the Preferred Stock Consideration and (iii) any dividends or other distributions to which holders become entitled pursuant to Section 3.01(g) or Section 3.03(e) (“Unpaid Dividends”), in each case in accordance with this Article III.

(f) Changes to Stock. If at any time between the date of this Agreement and the First Effective Time, any change in outstanding Flowserve Capital Stock or Chart Capital Stock shall occur by reason of any reclassification, recapitalization, stock split, subdivision or combination, consolidation, split-up, exchange or readjustment of shares or any stock dividend or stock distribution thereon with a record date or ex-dividend date during such period, or any similar extraordinary transaction or event (including any merger, consolidation, share exchange, business combination or similar transaction as a result of which Flowserve Capital Stock or Chart Capital Stock will be converted or exchanged (other than any conversion of Chart Preferred Stock into Chart Common Stock pursuant to the terms of the Chart Charter and the Chart Certificate of Designations)), the Merger Consideration, the Exchange Ratio and other similarly dependent items, as the case may be, shall be appropriately and equitably adjusted to provide to Flowserve and the holders of Chart Capital Stock the same economic effect as contemplated by this Agreement prior to such event; provided, for the avoidance of doubt, that this sentence shall not be construed to permit Flowserve or Chart to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(g) Post-Closing Chart Preferred Stock Dividends. Flowserve shall pay (or cause a Flowserve Subsidiary to pay) all quarterly dividends declared by the Chart Board in accordance with the Chart Charter and the Chart Certificate of Designations on the Chart Preferred Stock to the extent that the payment date for such dividends is after the Closing and the record date therefor precedes the Closing. The declared dividends shall be paid by Flowserve on the payment date to the holders of record of Chart Preferred Stock as of the close of business on the record date therefor.

SECTION 3.02. Effect on Capital Stock of the Second Merger. At the Second Effective Time, by virtue of the Second Merger and without any action on the part of Chart, the Flowserve Parties or the holders of any shares of the common stock of the Initial Surviving Company or Second Merger Sub Units, (a) each share of common stock, par value $0.01 per share, of the Initial Surviving Company issued and outstanding immediately prior to the Second Effective Time shall automatically be canceled and shall cease to exist without any conversion thereof or payment therefor and (b) each unit of Second Merger Sub (the “Second Merger Sub Units”) issued and outstanding immediately prior to the Second Effective Time shall remain issued and outstanding and shall represent validly issued, fully paid and nonassessable units of the Final Surviving Company (except as such non-assessability may be limited by the DLLCA), which shall constitute the only outstanding units of the Final Surviving Company immediately following the Second Effective Time.

SECTION 3.03. Exchange of Certificates and Book-Entry Shares. (a) Exchange Agent. Prior to the First Effective Time, Flowserve shall designate a bank or trust company reasonably acceptable to Chart to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration, including any Fractional Share Consideration, and any Unpaid Dividends, in each case in accordance with this Article III. At or prior to the First Effective Time, Flowserve shall deposit or cause to be deposited with the Exchange Agent for exchange in accordance with this Article III (i) a number of shares of Flowserve Common Stock equal to the aggregate Common Stock Consideration (excluding the Fractional Share Consideration), (ii) to the extent applicable, a number of shares of Flowserve Preferred Stock equal to the aggregate Preferred Stock Consideration and (iii) an amount of cash sufficient to pay the Fractional Share Consideration. In addition, Flowserve shall deposit or cause to be deposited with the Exchange Agent, as necessary from time to time after the First Effective Time, any Unpaid Dividends to which the holders of Certificates or Book-Entry Shares may be entitled pursuant to Section 3.03(e) (the shares of Flowserve Common Stock, Flowserve Preferred Stock and any cash deposited with the Exchange Agent pursuant to this Section 3.03(a) being hereinafter referred to as the “Exchange Fund”).

(b) Payment Procedures for Certificates.

(i) As promptly as reasonably practicable after the First Effective Time, Flowserve shall cause the Exchange Agent to mail to each Person who was, at the First Effective Time, a holder of record of Certificates (other than Certificates representing a share of Chart Common Stock to be canceled in accordance with Section 3.01(b)) (x) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu of Certificates as provided in Section 3.03(g)) to the Exchange Agent, and which shall be in such form and shall have such other provisions as Flowserve may specify subject to Chart’s reasonable approval prior to the First Effective Time) and (y) instructions for use in effecting the surrender of the Certificates to the Exchange Agent.

(ii) With respect to Certificates, upon delivery of a letter of transmittal as contemplated in subsection (i) of this Section 3.03(b), duly completed and validly executed in accordance with such letter’s instructions (and such other documents as reasonably required by the Exchange Agent), together with surrender of a Certificate to the Exchange Agent (or an affidavit of loss in lieu of a Certificate as provided in Section 3.03(g)), the holder of record of such Certificate shall be entitled to receive in exchange therefor the applicable Merger Consideration (including any Fractional Share Consideration) and any Unpaid Dividends, in each case to be issued or paid in accordance with this Article III, for each share of Chart Capital Stock formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be canceled. Until surrendered as contemplated by this Section 3.03, each Certificate shall be deemed at any time after the First Effective Time to represent only the right to receive the applicable Merger Consideration (including any Fractional Share Consideration) and any Unpaid Dividends, in each case to be issued or paid in accordance with this Article III.

(iii) With respect to Certificates, if payment of the applicable Merger Consideration (including any Fractional Share Consideration) and any Unpaid Dividends, in each case to be issued or paid in accordance with this Article III, is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, Flowserve may cause the Exchange Agent to pay or issue the applicable Merger Consideration (including any Fractional Share Consideration) and any Unpaid Dividends to such Person only if such Certificate is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence to the reasonable satisfaction of the Exchange Agent that any applicable stock transfer or similar Taxes have been paid or are not applicable.

(c) Payment Procedures for Book-Entry Shares.

(i) The Persons who were, at the First Effective Time, holders of Book-Entry Shares shall not be required to take any action with respect to the exchange of their Book-Entry Shares for the applicable Merger Consideration.

(ii) With respect to Book-Entry Shares not held through the Depository Trust Company (“DTC”), as promptly as reasonably practicable after the First Effective Time, Flowserve shall cause the Exchange Agent to mail to the holder of record of such Book-Entry Shares (A) a statement reflecting the number of shares of Flowserve Common Stock or Flowserve Preferred Stock issued to such holder as Common Stock Consideration or Preferred Stock Consideration, as applicable, in the name of such holder and (B) a check in the amount of any Fractional Share Consideration (if applicable) and any Unpaid Dividends, in each case that such holder has the right to receive pursuant to this Article III, as well as appropriate materials advising the holder of the completion of the Closing.

(iii) With respect to Book-Entry Shares held through DTC, Flowserve and Chart shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable after the First Effective Time, upon surrender of Book-Entry Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the applicable Merger Consideration (including any Fractional Share Consideration) and any Unpaid Dividends, in each case to be issued or paid in accordance with this Article III.

(iv) With respect to Book-Entry Shares, payment of the Merger Consideration (including any Fractional Share Consideration) and any Unpaid Dividends, in each case to be issued or paid in accordance with this Article III, shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of Chart as of the First Effective Time.

(d) Fractional Shares. Notwithstanding anything in this Agreement to the contrary, no fractional shares of Flowserve Common Stock will be issued as Common Stock Consideration upon the conversion of shares of Chart Common Stock pursuant to Section 3.01(c). In lieu of any such fractional shares, each holder of record of Certificates or Book-Entry Shares who would otherwise be entitled to such fractional shares shall be entitled to an amount in cash, without interest, rounded to the nearest cent, equal to the product of (i) the amount of the fractional share interest in a share of Flowserve Common Stock to which such holder would, but for this Section 3.03(d), be entitled under Section 3.01(c) and (ii) an amount equal to the average of the VWAP Price on each of the five consecutive Trading Days ending on (and including) the last Trading Day immediately prior to the Closing Date. No holder of shares of Chart Common Stock shall be entitled by virtue of the right to receive the Fractional Share Consideration to any dividends, voting rights or any other rights in respect of any fractional share of Flowserve Common Stock. The payment of the Fractional Share Consideration is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.

(e) Distributions with Respect to Un-surrendered Shares. All shares of Flowserve Capital Stock to be issued as Merger Consideration shall be deemed issued and outstanding as of the First Effective Time. Whenever a dividend or other distribution is declared by Flowserve in respect of the Flowserve Common Stock or in respect of the Flowserve Preferred Stock, as applicable, the record date for which is at or after the First Effective Time, that declaration shall include dividends or other distributions in respect of all shares of Flowserve Common Stock to be issued as Common Stock Consideration pursuant to this Agreement or Flowserve Preferred Stock to be issued as Preferred Stock Consideration pursuant to this Agreement, as applicable. No dividends or other distributions in respect of shares of Flowserve Capital Stock shall be paid to any holder of any un-surrendered Certificate (including in respect of any Book-Entry Shares held by such holder) or any Book-Entry Shares until the Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 3.03(g)) or Book-Entry Share, as applicable, is surrendered for exchange in accordance with this Article III. Subject to applicable Law, following such surrender, there shall be issued or paid to the holder of record of the whole shares of Flowserve Common Stock or Flowserve Preferred Stock, as applicable, issued in exchange for the Certificates (and any Book-Entry Shares held by such holder) or the Book-Entry Shares, as applicable, in accordance with this Article III, without interest, (i) at the time of such surrender, the dividends or other distributions with a record date after the First Effective Time theretofore payable with respect to such whole shares of Flowserve Common Stock or Flowserve Preferred Stock, as applicable, and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Flowserve Common Stock or Flowserve Preferred Stock, as applicable, with a record date after the First Effective Time and prior to surrender, but with a payment date subsequent to surrender. Each holder of Book-Entry Shares of Flowserve Common Stock shall be entitled to vote after the First Effective Time at any meeting of Flowserve shareholders with a record date at or after the First Effective Time the number of whole shares of Flowserve Common Stock into which the shares represented by such Book-Entry Shares of Flowserve Common Stock have been exchanged pursuant to this Article III, regardless of whether such holder has exchanged any Certificates also held by such holder.

(f) Transfer Books; No Further Ownership Rights. The Merger Consideration issued or paid in respect of the Chart Capital Stock in accordance with the terms of this Article III shall be deemed to have been issued or paid in full satisfaction of all ownership rights in such Equity Interests, and at the First Effective Time, the transfer books of Chart shall be closed and thereafter there shall be no further registration of transfers on the transfer books of the Initial Surviving Company of the Equity Interests in Chart that were outstanding immediately prior to the First Effective Time. From and after the First Effective Time, the holders of shares of Chart Capital Stock outstanding immediately prior to the First Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided for herein or by applicable Law. Subject to the last sentence of Section 3.03(h), if, at any time after the First Effective Time, Certificates or Book-Entry Shares are presented to the Combined Company, the Initial Surviving Company or the Final Surviving Company for any reason, they shall be canceled and exchanged as provided in this Article III.

(g) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Combined Company, Flowserve or the Exchange Agent, the posting by such Person of a bond, in such reasonable amount as the Combined Company or Flowserve may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration (including any Fractional Share Consideration) and any Unpaid Dividends, in each case to be issued or paid in accordance with this Article III, for each share of Chart Capital Stock formerly represented by such Certificate.

(h) Termination of Exchange Fund. At any time following 180 days after the First Effective Time, the Combined Company shall be entitled to require the Exchange Agent to deliver to it any portion of the Exchange Fund which has not been disbursed to holders of Certificates or Book-Entry Shares and thereafter such holders shall be entitled to look only to the Combined Company for, and the Combined Company shall remain liable for, payment of their claims for the applicable Merger Consideration (including any Fractional Share Consideration) and any Unpaid Dividends that such holder has the right to receive in accordance with this Article III. Notwithstanding the foregoing, any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of the Combined Company or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(i) Investment of Exchange Fund. The Exchange Agent shall invest any cash in the Exchange Fund as directed by the Combined Company. Any interest and other income resulting from such investments shall be paid to the Combined Company.

(j) No Liability. Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Combined Company, the Initial Surviving Company, the Final Surviving Company or the Exchange Agent shall be liable to any Person for Merger Consideration (including any Fractional Share Consideration) and any Unpaid Dividends, in each case to be issued or paid in accordance with this Article III, properly delivered to a public official pursuant to any applicable state, federal or other abandoned property, escheat or similar Law.

(k) Withholding Rights. Each of Flowserve and the Exchange Agent (without duplication) shall be entitled to deduct and withhold, or to cause the applicable withholding agent to deduct and withhold, from the consideration otherwise payable pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under applicable Tax Law. Amounts so withheld and paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

SECTION 3.04. No Appraisal or Dissenters’ Rights. In accordance with Section 262(b) of the DGCL, no appraisal or dissenters’ rights shall be available to holders of Chart Capital Stock with respect to the First Merger or the other Transactions.

ARTICLE IV

Representations and Warranties of Flowserve

Flowserve hereby represents and warrants to Chart that the statements contained in this Article IV are true and correct except as set forth in (a) the publicly available Flowserve SEC Documents filed on or after January 1, 2023 and at least one Business Day prior to the date of this Agreement (the “Filed Flowserve SEC Documents”) (excluding any disclosures in any “Risk Factors” section, any forward-looking disclosure in any section related to forward-looking statements and other disclosures that are predictive or forward-looking in nature, in each case, other than statements of historical fact included therein, and including, for the avoidance of doubt, all exhibits thereto and information incorporated therein), or (b) the corresponding sections or subsections of the disclosure letter delivered by Flowserve to Chart at or before the time of entering into this Agreement (the “Flowserve Disclosure Letter”) (it being understood that any disclosure set forth in one section or subsection of the Flowserve Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to qualify, (i) the section or subsection of this Agreement to which it corresponds in number and (ii) each other section or subsection of this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other section or subsection).

SECTION 4.01. Organization, Standing and Power. Each Flowserve Party and each Flowserve Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, in the case of Flowserve Subsidiaries (other than any Flowserve Party), where the failure to be so organized, existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Flowserve Material Adverse Effect. Flowserve and each of the Flowserve Subsidiaries (a) has all requisite power and authority to own, lease or operate its properties and assets and to carry on its business as presently conducted and (b) is duly qualified or licensed to do business in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification or license, in each case, except where the failure to be so qualified or licensed, or to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Flowserve Material Adverse Effect. Prior to the date of this Agreement, Flowserve has made available to Chart true and complete copies of (i) the Current Flowserve Charter and the amended and restated by-laws of Flowserve in effect as of the date of this Agreement (as may be further amended from time to time, the “Flowserve By-Laws”), (ii) the certificate of incorporation and by-laws of First Merger Sub as amended to and in effect as of the date of this Agreement and (iii) the certificate of formation and limited liability company agreement of Second Merger Sub as amended to and in effect as of the date of this Agreement.

SECTION 4.02. Capital Structure. (a) As of the date of this Agreement, the authorized capital stock of Flowserve consists of 305,000,000 shares of Flowserve Common Stock and 1,000,000 shares of preferred stock, par value $1.00. At the close of business on May 29, 2025 (the “Flowserve Capitalization Date”), (i) 130,769,659 shares of Flowserve Common Stock (including 27,891 shares of Flowserve Restricted Stock) were issued and outstanding, (ii) 15,400,000 shares of Flowserve Common Stock were reserved for issuance under Flowserve Stock Plans, (iii) 114,943 shares of Flowserve Common Stock were issuable upon the exercise of outstanding Flowserve Stock Options (whether or not presently exercisable), (iv) 1,092,681 shares of Flowserve Common Stock were subject to Flowserve RSUs, (v) 518,593 and 1,192,763 shares of Flowserve Common Stock were subject to Flowserve PSUs (at target and maximum performance levels, respectively) and (vi) 4,000,000 shares of Flowserve Common Stock were reserved for issuance under the Flowserve ESPP. Except as set forth in this Section 4.02, at the close of business on the Flowserve Capitalization Date, no Equity Interests of Flowserve were authorized, issued, reserved for issuance or outstanding.

(b) From the close of business on the Flowserve Capitalization Date to the date of this Agreement, there have been no issuances by Flowserve of any Equity Interest of Flowserve, other than the issuance of Flowserve Common Stock upon the exercise of Flowserve Stock Options, rights granted under the Flowserve ESPP or upon the vesting and settlement of Flowserve RSUs or Flowserve PSUs, in each case outstanding at the close of business on the Flowserve Capitalization Date and in accordance with their respective terms and Flowserve Benefit Plans in effect at such time. All outstanding shares of Flowserve Common Stock are, and, at the time of issuance, all such shares issued in accordance with the terms of Flowserve Stock Plans will be, and the shares of Flowserve Common Stock constituting the Common Stock Consideration and of Flowserve Preferred Stock constituting Preferred Stock Consideration will be, when issued, (i) duly authorized, validly issued, fully paid and nonassessable, (ii) free and clear of any Lien (except Liens on transfer imposed under applicable securities Laws) and (iii) not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the NYBCL, the Current Flowserve Charter, Flowserve By-Laws or any Contract to which Flowserve is subject or party to or otherwise bound.

(c) Except as set forth in this Section 4.02, as of the date of this Agreement, there are no:

(i) preemptive or other outstanding rights that obligate Flowserve to issue, deliver or sell, or give any Person a right to subscribe for or acquire from Flowserve, any Equity Interests of Flowserve (except for Flowserve Stock Options, Flowserve RSUs or Flowserve PSUs, in each case in accordance with their respective terms and conditions in effect as of the date of this Agreement);

(ii) outstanding obligations of Flowserve to directly or indirectly amend, redeem, repurchase or otherwise acquire any Equity Interests of Flowserve, except for (A) the acquisition by Flowserve of shares of Flowserve Common Stock in connection with the surrender of shares of Flowserve Common Stock by holders of Flowserve Stock Options in order to pay the exercise price thereof, (B) the withholding of shares of Flowserve Common Stock to satisfy Tax obligations with respect to Flowserve Stock Options, Flowserve RSUs, Flowserve PSUs, Flowserve Restricted Stock awards or rights granted under the Flowserve ESPP and (C) the acquisition by Flowserve of Flowserve Stock Options, Flowserve RSUs, Flowserve PSUs, Flowserve Restricted Stock or rights granted under the Flowserve ESPP in connection with the forfeiture of such awards or rights, in the case of each of clauses (A)-(C) in accordance with the terms and conditions of the applicable award agreements or Flowserve Benefit Plans in effect as of the date of this Agreement;

(iii) Contracts, to which Flowserve is subject or party to or otherwise bound, with respect to the voting, transfer or registration of any Equity Interests of Flowserve or with respect to the election, designation or nomination of any director of Chart;

(iv) bonds, debentures, notes or other Indebtedness of Flowserve the holders of which have the right to vote (or that are convertible into or exchangeable or exercisable for securities having the right to vote) on any matters on which shareholders of Flowserve may vote (collectively, “Flowserve Voting Debt”); or

(v) “poison pill” or other similar equityholder rights plan in effect to which Flowserve is subject or party to or otherwise bound.

(d) The authorized capital stock of First Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are duly authorized, validly issued and outstanding. All of the issued and outstanding shares of First Merger Sub Common Stock are, and at the First Effective Time will be, owned, directly or indirectly, by Flowserve, and there are no other Equity Interests of First Merger Sub.

(e) All of the outstanding equity units of Second Merger Sub are, and at the Second Effective Time will be, owned, directly or indirectly, by Flowserve.

SECTION 4.03. Flowserve Subsidiaries. All outstanding shares of capital stock, voting securities or other equity, ownership or voting interests in each Flowserve Subsidiary: (i) have been duly authorized, validly issued, fully paid and nonassessable; and (ii) are not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any Law of its jurisdiction of organization, the Organizational Documents of such Subsidiary or any Contract to which Flowserve or any of the Flowserve Subsidiaries are, or, to the Knowledge of Flowserve, a shareholder of such Subsidiary is, subject, party to or otherwise bound.

SECTION 4.04. Authority; Execution and Delivery; Enforceability. (a) Each of the Flowserve Parties has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Mergers and the other Transactions, subject (w) in the case of the Share Issuance, to the receipt of Flowserve Share Issuance Approval, (x) in the case of the Charter Amendments, to the approval of the Name Change Charter Amendment by the Flowserve Board and the receipt of Flowserve Charter Amendment Approvals, (y) in the case of the First Merger, to the approval of this Agreement by the sole stockholder of First Merger Sub (which approval shall occur as soon as reasonably practicable following the execution of this Agreement) and (z) in the case of the Second Merger, to the approval of this Agreement by the sole member of Second Merger Sub (which approval shall occur as soon as reasonably practicable following the execution of this Agreement). The Flowserve Board has unanimously adopted resolutions (i) determining this Agreement, the Mergers and the other Transactions, the Share Issuance and the Authorized Shares Charter Amendment advisable and in the best interests of Flowserve and its shareholders, (ii) approving this Agreement, the Mergers and the other Transactions, the Share Issuance and the Authorized Shares Charter Amendment and (iii) recommending that Flowserve’s shareholders approve the Share Issuance and authorize the Authorized Shares Charter Amendment (the “Flowserve Recommendation”) and directing that the Share Issuance and the Authorized Shares Charter Amendment be submitted to Flowserve’s shareholders for approval and authorization at a duly held meeting of such shareholders for such purpose (the “Flowserve Shareholders Meeting”). As of the date of this Agreement, such resolutions have not been amended or withdrawn. The Board of Directors of First Merger Sub has adopted resolutions (A) determining that this Agreement, the First Merger and the other Transactions are advisable and in the best interests of First Merger Sub and its sole stockholder, (B) adopting this Agreement and approving the First Merger and (C) recommending that the sole stockholder of First Merger Sub adopt this Agreement and approve the First Merger and submitting this Agreement to the sole stockholder of First Merger Sub for approval and adoption. As of the date of this Agreement, such resolutions have not been amended or withdrawn. Flowserve, as the sole member of Second Merger Sub, approved and declared advisable this Agreement, the Second Merger and the other Transactions. As of the date of this Agreement, such resolutions have not been amended or withdrawn. Except solely in the case of (I) the Share Issuance, for the approval of the Share Issuance by the affirmative vote of the holders of a majority of the voting power of the shares of Flowserve Common Stock represented in person or by proxy at Flowserve Shareholders Meeting, as required by NYSE Rule 312.03 (the “Flowserve Share Issuance Approval”), (II) the Charter Amendments, for (x) the approval by the Flowserve Board of the Name Change Charter Amendment, (y) the authorization of the Name Change Charter Amendment by the affirmative vote of the holders of a majority of the outstanding shares of Flowserve Common Stock entitled to vote on such matter at Flowserve Shareholders Meeting (the “Flowserve Name Change Approval”) and (z) for the Authorized Shares Charter Amendment by the affirmative vote of the holders of a majority of the outstanding shares of Flowserve Common Stock entitled to vote on such matter at Flowserve Shareholders Meeting (the “Flowserve Authorized Shares Approval” and, together with the Flowserve Name Change Approval, the “Flowserve Charter Amendment Approvals”), (III) the First Merger, for the approval of this Agreement and the First Merger by the sole stockholder of First Merger Sub and (IV) the Second Merger, for the approval of this Agreement and the Second Merger by the sole member of Second Merger Sub, no other corporate or limited liability company proceedings (other than obtaining the approvals and making the filings contemplated by Section 4.05(b)(iii)) on the part of the Flowserve Parties are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Mergers or the other Transactions. This Agreement has been duly executed and delivered by the Flowserve Parties and, assuming the due authorization, execution and delivery by Chart, constitutes a valid and binding agreement of the Flowserve Parties, enforceable against each Flowserve Party in accordance with its terms, in each case except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity (the “Bankruptcy and Equity Exception”).

(b) Assuming the accuracy of the representations made in Section 5.04, the Flowserve Board has taken all necessary actions so that no “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulations (each, a “Takeover Statute”) is applicable to the Transactions.

SECTION 4.05. No Conflicts; Consents. (a) The execution and delivery by each Flowserve Party of this Agreement does not, and the performance by each Flowserve Party of its obligations hereunder and the consummation of the Mergers and the other Transactions will not, (i) assuming that the Flowserve Shareholder Approval is obtained, conflict with, or result in any violation of any provision of, (A) the Current Flowserve Charter, Flowserve By-Laws, the certificate of incorporation and by-laws of First Merger Sub or the certificate of formation or the limited liability company agreement of Second Merger Sub or (B) the comparable charter or Organizational Documents of any other Flowserve Subsidiary, (ii) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien upon, any of the properties or assets of a Flowserve Party or any Flowserve Subsidiary under, any provision of any Flowserve Material Contract to which a Flowserve Party or any Flowserve Subsidiary is a party or by which any of their respective properties or assets is bound or (iii) conflict with, or result in any violation of any provision of, subject to the filings and other matters referred to in Section 4.05(b), any Judgment or any Law, in each case applicable to a Flowserve Party or any Flowserve Subsidiary or their respective properties or assets (assuming that the Flowserve Shareholder Approval is obtained), other than, in the case of the foregoing clauses (ii) and (iii) above, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Flowserve Material Adverse Effect or would not be reasonably expected to prevent or materially impair the ability of Flowserve or any Flowserve Party to consummate the Transactions.

(b) No Consent of or from, or registration, declaration, notice or filing made to or with any Governmental Authority is required to be obtained or made by or with respect to a Flowserve Party or any Flowserve Subsidiary in connection with the execution and delivery of this Agreement by the Flowserve Parties or their performance of their obligations hereunder or the consummation by the Flowserve Parties of the Mergers and the other Transactions, other than (i) (A) the filing with the SEC of the Joint Proxy Statement in definitive form, (B) the filing with the SEC, and the declaration of effectiveness under the Securities Act, of the registration statement on Form S-4 in connection with the issuance by Flowserve of the Merger Consideration, in which the Joint Proxy Statement will be included as a prospectus (the “Form S-4”), and (C) the filing with the SEC of such reports and other filings under, and such other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement and the Transactions, (ii) compliance with and filings under the HSR Act, other Antitrust Laws and Foreign Investment Laws, (iii) the filing of the First Certificate of Merger and the Second Certificate of Merger with the Secretary of State and the submission of appropriate documents with the relevant authorities of other jurisdictions in which Flowserve and Chart, or their respective Subsidiaries, are qualified to do business, (iv) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the shares of Flowserve Common Stock and, if applicable, Flowserve Preferred Stock to be issued in connection with the Transactions, (v) such filings with and approvals of NYSE as may be required to permit the consummation of the Mergers and the listing of the shares of Flowserve Common Stock and, if applicable, Flowserve Preferred Stock to be issued as Merger Consideration and (vi) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Flowserve Material Adverse Effect or would not be reasonably expected to prevent or materially impair the ability of Flowserve or any Flowserve Party to consummate the Transactions.

SECTION 4.06. SEC Documents. (a) Flowserve has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and other documents (including exhibits thereto and information incorporated therein) required to be filed or furnished by it with or to the SEC pursuant to the Exchange Act or the Securities Act since January 1, 2023 (such documents filed with or furnished to the SEC since such date, including those filed with or furnished to the SEC subsequent to the date of this Agreement (but excluding the Joint Proxy Statement and the Form S-4, each as may be amended or supplemented), in each case as may be amended or supplemented, the “Flowserve SEC Documents”).

(b) Each Flowserve SEC Document, at the time of its filing or being furnished, complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act. Each Flowserve SEC Document, as of the time of its filing (or, if amended or supplemented prior to the date of this Agreement, then at the time of such amendment or supplement), did not, and any Flowserve SEC Document filed with or furnished to the SEC subsequent to the date of this Agreement will not at the time of its filing, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances in which they were made, not misleading.

(c) Flowserve is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NYSE.

(d) Flowserve maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that all information required to be disclosed by Flowserve in its filings with the SEC under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of Flowserve’s filings with the SEC under the Exchange Act. Flowserve maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Flowserve has disclosed, based on the most recent evaluation of its Chief Executive Officer and its Chief Financial Officer prior to the date of this Agreement, to Flowserve’s auditors and the audit committee of the Flowserve Board (i) any “significant deficiencies” or “material weaknesses” in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Flowserve’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Flowserve’s internal controls over financial reporting.

(e) Each of the consolidated balance sheets included in or incorporated by reference into Flowserve SEC Documents (including the related notes and schedules) fairly presents or, in the case of Flowserve SEC Documents filed after the date of this Agreement, will fairly present, in each case, in all material respects, the consolidated financial position of Flowserve and the Flowserve Subsidiaries, as of the date of such balance sheet, and each of the consolidated statements of income, comprehensive income, cash flows and equity included in or incorporated by reference into Flowserve SEC Documents (including any related notes and schedules) fairly presents, or, in the case of Flowserve SEC Documents filed after the date of this Agreement, will fairly present, in each case, in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of Flowserve and the Flowserve Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that are not or will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto.

(f) Neither Flowserve nor any Flowserve Subsidiary has incurred any Indebtedness, or issued or sold any debt securities or rights to acquire any debt security of Flowserve or any Flowserve Subsidiary, the terms of which, or the terms of any instrument under which such Indebtedness, debt securities or rights were issued, require the public listing of such Indebtedness, debt securities or rights or the maintenance by Flowserve or any of the Flowserve Subsidiaries of registration under the Exchange Act.

SECTION 4.07. Information Supplied. None of the information supplied or to be supplied by the Flowserve Parties for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances in which they were made, not misleading or (ii) the Joint Proxy Statement will, at the date it is first distributed to each of Flowserve’s shareholders and Chart’s stockholders or at the time of each of the Flowserve Shareholders Meeting and the Chart Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances in which they were made, not misleading. The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act, except that no representation is made by any Flowserve Party with respect to statements made or incorporated by reference therein based on information supplied by Chart for inclusion or incorporation by reference therein.

SECTION 4.08. Absence of Certain Changes or Events. (a) From March 31, 2025 to the date of this Agreement, there has not occurred any effect, change, event, circumstance, condition, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Flowserve Material Adverse Effect.

(b) From March 31, 2025 to the date of this Agreement, except for the execution and performance of this Agreement, Flowserve and the Flowserve Subsidiaries have carried on and conducted their respective businesses in all material respects in the ordinary course of business.

(c) From March 31, 2025 to the date of this Agreement, Flowserve and the Flowserve Subsidiaries have not taken any action that, if taken after the date hereof, would constitute a breach of, or otherwise require the consent of Chart under, any of the covenants set forth in clauses (i)(A), (iv)(A)(1), (vi), (vii), (viii), (ix) and (xvi) of Section 6.01(a).

SECTION 4.09. Taxes. (a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Flowserve Material Adverse Effect:

(i) Flowserve and each Flowserve Subsidiary (A) have duly and timely (with extension) filed all Tax Returns required to be filed by any of them and all such filed Tax Returns are true, correct and complete, (B) have paid all Taxes that are required to be paid (whether or not shown on any Tax Return) and (C) have withheld and paid over to the appropriate taxing authority all Taxes that Flowserve or any Flowserve Subsidiary was obligated to withhold from amounts owing to any employee, creditor or third party;

(ii) no deficiency with respect to Taxes has been proposed, asserted or assessed, in each case, in writing, against Flowserve or any Flowserve Subsidiary that has not been either fully paid or adequately reserved against in the balance sheets included in the Filed Flowserve SEC Documents;

(iii) neither Flowserve nor any Flowserve Subsidiary has extended or waived (nor granted any extension or waiver of) the limitation period for the assessment or collection of any Tax that remains in effect other than, in each case, any such extension in the ordinary course of business or any such extension for a period of no longer than six months;

(iv) there are no pending or, to the Knowledge of Flowserve, threatened audits, examinations, investigations or other proceedings in respect of Taxes of Flowserve or any Flowserve Subsidiary;

(v) none of Flowserve or any Flowserve Subsidiary is a party to any Tax allocation, sharing, indemnity or reimbursement agreement or arrangement (other than any customary Tax indemnification provisions in ordinary course commercial agreements or agreements that are not primarily related to Taxes or agreements exclusively between or among Flowserve and its wholly owned Subsidiaries) or has any liability for Taxes of any Person (other than Flowserve or any of its wholly owned Subsidiaries) by reason of Contract, assumption, operation of Law, Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), or transferee or successor liability;

(vi) there are no Liens for Taxes upon any property or assets of Flowserve or any Flowserve Subsidiary, except for Permitted Liens; and

(vii) no unresolved claim has been made in writing by any Governmental Authority in a jurisdiction where Flowserve or any Flowserve Subsidiary has not filed a Tax Return that Flowserve or the applicable Flowserve Subsidiary is or may be subject to Tax by such jurisdiction.

(b) Neither Flowserve nor any Flowserve Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(c) Within the past two years, neither Flowserve nor any Flowserve Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.

(d) Neither Flowserve nor any Flowserve Subsidiary is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax Treatment.

SECTION 4.10. Benefits Matters. (a) Section 4.10(a) of the Flowserve Disclosure Letter sets forth a list of each material Flowserve Benefit Plan (except for Flowserve Benefit Plans that are filed publicly with the SEC and Flowserve Benefit Plans that are maintained primarily for the benefit of employees outside of the United States (the “Flowserve Non-U.S. Benefit Plans”)). Not later than thirty (30) calendar days after the date hereof, Flowserve will update Section 4.10(a) of the Flowserve Disclosure Letter to set forth each material Flowserve Non-U.S. Benefit Plan. Flowserve has made available to Chart prior to the execution of this Agreement, or will make available not later than thirty (30) calendar days after the date hereof, with respect to each material Flowserve Benefit Plan (except for Flowserve Benefit Plans that are publicly filed with the SEC), to the extent applicable: (1) all plan documents and all amendments thereto, (2) the most recent annual actuarial valuation, if any, and the most recent annual report (Form Series 5500 and all schedules and financial statements attached thereto) and (3) the most recent determination letter received from the IRS with respect thereto.

(b) All Flowserve Benefit Plans are in compliance with applicable Laws (including, if applicable, ERISA and the Code), except as would not be reasonably likely to result in any liability that is material to Flowserve or any Flowserve Subsidiary, taken as a whole.

(c) Each Flowserve Benefit Plan that is subject to and that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service and, to the Knowledge of Flowserve, circumstances do not exist that are likely to result in the loss of the qualification of such plan under Section 401(a) of the Code. Each Flowserve Benefit Plan that is intended to qualify for special tax treatment under the Laws of jurisdictions outside of the United States meets all the requirements for such treatment, except as, individually or in the aggregate, has not had and would not have a Flowserve Material Adverse Effect.

(d) Each Multiemployer Plan maintained, sponsored or contributed to, or required to be contributed to, by Flowserve or any Flowserve ERISA Affiliate (a “Flowserve Multiemployer Plan”), as of the date of this Agreement, is listed in Section 4.10(d) of the Flowserve Disclosure Letter, and true and complete copies of each such Multiemployer Plan and all amendments thereto have been made available to Chart prior to the date of this Agreement. With respect to any Flowserve Multiemployer Plan, (i) neither Flowserve nor any Flowserve ERISA Affiliate has incurred any withdrawal liability under Title IV of ERISA which remains unsatisfied, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Flowserve Material Adverse Effect and (ii) a complete withdrawal from all such Multiemployer Plans at the First Effective Time would not reasonably be expected to have a Flowserve Material Adverse Effect.

(e) All contributions required to be made by Flowserve or any Flowserve Subsidiary under each Flowserve Benefit Plan and each Flowserve Multiemployer Plan have been timely made and all obligations in respect of each Flowserve Benefit Plan and Flowserve Multiemployer Plan have been properly accrued and reflected in the most recent consolidated balance sheet filed or incorporated by reference in the Filed Flowserve SEC Documents, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Flowserve Material Adverse Effect.

(f) There is no pending or, to the Knowledge of Flowserve, threatened litigation relating to Flowserve Benefit Plans, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Flowserve Material Adverse Effect.

(g) Neither Flowserve nor any Flowserve Subsidiary has any obligations for material retiree health or life benefits under any of the Flowserve Benefit Plans or any collective bargaining agreement, except as required by Section 4980B of the Code or Section 601 of ERISA.

(h) Except as set forth on Section 4.10(h) of the Flowserve Disclosure Letter, none of the execution and delivery of this Agreement, the obtaining of shareholder approval of this Agreement or the consummation of the Transactions will (whether alone or in connection with any other event) (i) result in any material compensatory payment or benefit becoming due, or increase the amount of any such material payment or benefit, to any current or former director, officer, employee, consultant or other service provider of Flowserve or any Flowserve Subsidiary; (ii) result in the acceleration of the time of material payment, funding, forgiveness of debt or vesting of any material payment or benefit to any current or former director, officer, employee, consultant or other service provider of Flowserve or any Flowserve Subsidiary; (iii) limit Flowserve’s or any Flowserve Subsidiary’s right to amend, modify or terminate any Flowserve Benefit Plan or related trust; or (iv) result in the payment of any amount by Flowserve or any Flowserve Subsidiary, in each case that could, individually or in combination with any other payment or benefit, constitute an “excess parachute payment” within the meaning of Section 280G of the Code or result in the payment of an excise Tax by any current or former director, employee, consultant or other service provider of Flowserve or any Flowserve Subsidiary under Section 4999 of the Code.

(i) Neither Flowserve nor any Flowserve Subsidiary has any obligation to gross up, indemnify or otherwise reimburse any individual for any Taxes, interest or penalties incurred pursuant to Sections 409A, 280G or 4999 of the Code.

SECTION 4.11. Labor Matters. (a) Since January 1, 2023 and as of the date hereof, except as would not result in any material liability to Flowserve and any Flowserve Subsidiary, taken as a whole, neither Flowserve nor any Flowserve Subsidiary (i) has been the subject of any Action asserting that Flowserve or any Flowserve Subsidiary has committed an unfair labor practice or seeking to compel Flowserve or any Flowserve Subsidiary to bargain with any labor union or labor organization or (ii) has been subject to or threatened with any labor strikes, walkouts, work stoppages, slow-downs or lockouts.

(b) Flowserve is, and has been since January 1, 2023, in compliance with all applicable Laws and Judgments governing employment or labor, including all contractual commitments and all such Laws relating to wages, hours, worker classification, contractors, immigration, collective bargaining, discrimination, harassment, civil rights, safety and health and workers’ compensation except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Flowserve Material Adverse Effect.

SECTION 4.12. Litigation; Undisclosed Liabilities. (a) There is no, and since January 1, 2023, there has been no, Judgment outstanding against or, to the Knowledge of Flowserve, investigation by any Governmental Authority involving Flowserve or any Flowserve Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Flowserve Material Adverse Effect. There are no Actions pending or, to the Knowledge of Flowserve, threatened against Flowserve or any of the Flowserve Subsidiaries, except for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Flowserve Material Adverse Effect.

(b) There are no obligations or liabilities of Flowserve or any of the Flowserve Subsidiaries, whether or not accrued, contingent or otherwise, other than (i) liabilities or obligations disclosed, reflected, reserved against or otherwise provided for in the consolidated balance sheet of Flowserve as of March 31, 2025 and the notes thereto set forth in Flowserve’s quarterly report on Form 10-Q for the quarterly period ending March 31, 2025; (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practice since March 31, 2025; (iii) liabilities or obligations arising out of this Agreement, the Mergers or the other Transactions (and which do not arise out of a breach by Flowserve of any representation or warranty in this Agreement); and (iv) liabilities or obligations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Flowserve Material Adverse Effect.

(c) There is no, and since January 1, 2023, there have been no, internal investigations conducted by the Flowserve Board (or any committee thereof), any compliance officer of Flowserve or any auditor or legal counsel at the request of any of the foregoing concerning any alleged improper, wrongful or fraudulent financial, accounting or tax matter or practice, or any conflict of interest, illegal activity, fraudulent or deceptive conduct or malfeasance issues, except for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Flowserve Material Adverse Effect.

SECTION 4.13. Compliance with Applicable Laws; Permits. (a) Except in each case for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Flowserve Material Adverse Effect, (i) Flowserve and the Flowserve Subsidiaries are, and since January 1, 2023, have been, in compliance with all applicable Laws and Judgments and (ii) there is no, and since January 1, 2023, there has been no, Action pending or, to the Knowledge of Flowserve, threatened alleging that Flowserve or a Flowserve Subsidiary is not in compliance with any applicable Law or Judgment.

(b) Except in each case as, individually or in the aggregate, has not had and would not reasonably be expected to have a Flowserve Material Adverse Effect, (i) Flowserve and the Flowserve Subsidiaries hold all valid Permits necessary to conduct their respective businesses, (ii) the operation of the business of Flowserve and each of the Flowserve Subsidiaries as currently conducted is not, and has not been since January 1, 2023, in violation of, nor are Flowserve or any of the Flowserve Subsidiaries in default or violation under, any Permits and, to the Knowledge of Flowserve, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any term, condition or provision of any Permit and (iii) all Permits necessary to conduct the respective businesses of Flowserve and the Flowserve Subsidiaries are in full force and effect.

SECTION 4.14. Anti-Corruption; Sanctions; Anti-Money Laundering. (a) Except in each case as, individually or in the aggregate, has not had and would not reasonably be expected to have a Flowserve Material Adverse Effect, Flowserve, the Flowserve Subsidiaries and, to the Knowledge of Flowserve, their respective officers, directors, employees and agents are in compliance with, and since January 1, 2021, have complied with: (i) the provisions of the FCPA applicable to Flowserve, the Flowserve Subsidiaries and such officers, directors, employees and agents, and (ii) the provisions of all anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which Flowserve and the Flowserve Subsidiaries operate or have operated and in which any agent thereof is conducting or has conducted business involving Flowserve or any Flowserve Subsidiary. Except in each case as, individually or in the aggregate, has not had and would not reasonably be expected to have a Flowserve Material Adverse Effect, since January 1, 2023, to the Knowledge of Flowserve, none of Flowserve, the Flowserve Subsidiaries or their respective officers, directors, employees and agents have paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other Government Official or any political party or candidate for political office for the purpose of corruptly influencing any act or decision of such official or of the government to obtain or retain business, or direct business to any Person or to secure any other improper benefit or advantage, in each case in violation of the FCPA or any Laws described in clause (ii) of the preceding sentence.

(b) Flowserve and the Flowserve Subsidiaries have instituted and maintain policies and procedures designed to ensure compliance with the FCPA and other anti-bribery, anti-corruption and anti-money laundering Laws in each jurisdiction in which Flowserve and the Flowserve Subsidiaries operate.

(c) Neither Flowserve nor any Flowserve Subsidiary, nor, to the Knowledge of Flowserve, any director, manager or employee of Flowserve or any Flowserve Subsidiary (in his or her capacity as a director, manager or employee of Flowserve or any Flowserve Subsidiary), is, or since January 1, 2021, has been, subject to any actual, pending or, to the Knowledge of Flowserve, threatened Actions, or, since January 1, 2021, has made any voluntary disclosures to any Governmental Authority, involving Flowserve or any Flowserve Subsidiary relating to the FCPA or any other anti-bribery, anti-corruption or anti-money laundering Laws, except for such Actions and voluntary disclosures that, individually or in the aggregate, have not had and would not reasonably be expected to have a Flowserve Material Adverse Effect.

(d) (i) Without limiting the generality of the foregoing, Flowserve and each of the Flowserve Subsidiaries is in compliance in all material respects with, and since January 1, 2021, has complied in all material respects with, Trade Control and Sanctions Regulations, except for such non-compliance that, individually or in the aggregate, has not had and would not reasonably be expected to have a Flowserve Material Adverse Effect. Flowserve and the Flowserve Subsidiaries also (A) have instituted and maintain policies and procedures designed to ensure compliance with the Trade Control and Sanctions Regulations in each jurisdiction in which Flowserve and the Flowserve Subsidiaries operate or are otherwise subject to jurisdiction and (B) have maintained such policies and procedures in force.

(ii) Except in each case as, individually or in the aggregate, has not had and would not reasonably be expected to have a Flowserve Material Adverse Effect, neither Flowserve nor any Flowserve Subsidiary, nor, to the Knowledge of Flowserve, any director, manager or employee of Flowserve or any Flowserve Subsidiary (in his or her capacity as a director, manager or employee of Flowserve or any Flowserve Subsidiary), (A) is, or since January 1, 2021, has been, subject to any actual, pending or, to the Knowledge of Flowserve, threatened Actions, or, since January 1, 2021, has made any voluntary disclosures to any Governmental Authority, involving Flowserve or any Flowserve Subsidiary relating to the Trade Control and Sanctions Regulations, or (B) makes, or since January 1, 2021, has made, any sales to, or engages, or since January 1, 2021, has engaged, in business activities with or for the benefit of, any Persons or jurisdictions that are the subject or target of any Trade Control and Sanctions Regulations, in each case under this clause (B), in violation thereof.

SECTION 4.15. Environmental Matters. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Flowserve Material Adverse Effect:

(a) Flowserve and the Flowserve Subsidiaries are and, since January 1, 2023, have been, in compliance with all Environmental Laws, and neither Flowserve nor any Flowserve Subsidiary has received any unresolved or outstanding (i) written communication from a Governmental Authority or other Person that alleges that Flowserve or any Flowserve Subsidiary is in violation of, or has liability under, any Environmental Law or any Permit issued pursuant to Environmental Law or (ii) written request for information pursuant to any Environmental Law;

(b) Flowserve and the Flowserve Subsidiaries have obtained, and since January 1, 2023, have been in compliance with, all Permits required pursuant to any Environmental Law for their respective operations as currently conducted and all such Permits are valid and in full force and effect and, to the Knowledge of Flowserve, will not be subject to modification or revocation as a result of the Transactions;

(c) there are no Environmental Claims pending or, to the Knowledge of Flowserve, threatened against Flowserve or any Flowserve Subsidiary;

(d) there is no legally binding order by or with any Governmental Authority pursuant to Environmental Law under which Flowserve or any Flowserve Subsidiary has any outstanding obligations;

(e) there has been no Release of, or exposure to, any Hazardous Material, and, to the Knowledge of Flowserve, there have been no other environmental, health and safety incidents, that would reasonably be expected to form the basis of any Environmental Claim against, or obligation to conduct or fund any cleanup or remedial activities pursuant to Environmental Law on the part of, Flowserve or any Flowserve Subsidiary; and

(f) neither Flowserve nor any Flowserve Subsidiary has retained or assumed, either contractually or by operation of Law, any liabilities or obligations that would reasonably be expected to form the basis of any Environmental Claim against, or obligation to conduct or fund any cleanup or remedial activities pursuant to Environmental Law on the part of, Flowserve or any Flowserve Subsidiary.

SECTION 4.16. Contracts. (a) Section 4.16 of the Flowserve Disclosure Letter sets forth a list as of the date of this Agreement of each Flowserve Material Contract. For purposes of this Agreement, “Flowserve Material Contract” means any of the following Contracts (including amendments, supplements and side letters thereto) to which either Flowserve or any Flowserve Subsidiary is a party or by which Flowserve or any Flowserve Subsidiary is otherwise bound, other than Contracts only among Flowserve and its wholly owned Subsidiaries, that:

(i) is required to be filed by Flowserve as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act that has not been filed;

(ii) (x)(A) is with a Flowserve Top Customer or Flowserve Top Supplier or (B) material to the business of Flowserve and the Flowserve Subsidiaries, taken as a whole, and (y) provides that Flowserve or any of its Affiliates will not compete with any other Person, or which grants “most favored nation” protections to the counterparty to such Contract;

(iii) (x)(A) is with a Flowserve Top Customer or Flowserve Top Supplier or (B) material to the business of Flowserve and the Flowserve Subsidiaries, taken as a whole, and (y) restricts or purports to limit in any material respect either the type of business in which Flowserve or its Affiliates may engage or the manner or locations in which any of them may so engage in any business;

(iv) (x)(A) is with a Flowserve Top Customer or Flowserve Top Supplier or (B) material to the business of Flowserve and the Flowserve Subsidiaries, taken as a whole, and (y) requires Flowserve or its Affiliates to deal exclusively with any Person or group of related Persons and is reasonably likely to provide for annual revenues or expenses of $20,000,000 or more;

(v) relates to the formation, creation, operation, governance, management or control of any partnership or joint venture, in each case material to Flowserve and the Flowserve Subsidiaries, taken as a whole, other than with respect to any partnership that is wholly owned by Flowserve or any wholly owned Flowserve Subsidiary;

(vi) is a Flowserve Real Property Lease;

(vii) (x) is with a Flowserve Top Customer or Flowserve Top Supplier and (y) pursuant to which Flowserve or any Flowserve Subsidiary grants or is granted a license or a covenant not to sue or consent to use, in each case, relating to any Intellectual Property that is material to Flowserve and the Flowserve Subsidiaries, taken as a whole, other than (A) non-exclusive licenses for off-the-shelf software, (B) any other non-exclusive licenses for Intellectual Property that are available on standard terms and generally commercially available and (C) Contracts containing non-exclusive licenses of Intellectual Property that are incidental to the primary purpose of the applicable Contract;

(viii) provides for Indebtedness of Flowserve or any Flowserve Subsidiary having an outstanding or committed amount in excess of $10,000,000, whether secured or unsecured, other than Indebtedness solely between or among any of Flowserve and any of its wholly owned Subsidiaries;

(ix) contains a put, call or similar right pursuant to which Flowserve or any Flowserve Subsidiary would be required to purchase or sell, as applicable, any Equity Interests of any Person or assets of any Person at a fair market value that would reasonably be expected to exceed $5,000,000;

(x) is with any Governmental Authority that is a Flowserve Top Customer; and

(xi) provides for the acquisition or disposition of any assets (other than acquisitions or dispositions of assets in the ordinary course of business), business (whether by merger, sale of stock, sale of assets or otherwise) or real property, in each case (A) with any outstanding material obligations, including any material indemnification obligations or any outstanding material “earn-out” payments, that exceed $5,000,000 or (B) which occurred in the two years prior to the date hereof at a purchase or sale price that exceeds or would reasonably be expected to exceed $5,000,000.

(b) True and complete copies of each Flowserve Material Contract have been made available to Chart prior to the date of this Agreement.

(c) Each of the Flowserve Material Contracts, and each Contract entered into after the date hereof that would have been a Flowserve Material Contract if entered into prior to the date hereof (each, a “Flowserve Additional Contract”) is (or if entered into after the date hereof, will be), subject to the Bankruptcy and Equity Exception, valid and binding on Flowserve or any of the Flowserve Subsidiaries, as the case may be and, to the Knowledge of Flowserve, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as, individually or in the aggregate, have not had and would not reasonably be expected to have a Flowserve Material Adverse Effect. Neither Flowserve nor any of the Flowserve Subsidiaries nor, to the Knowledge of Flowserve, any other party is in breach of or in default under any Flowserve Material Contract or Flowserve Additional Contract, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default thereunder, in each case except for such breaches and defaults as, individually or in the aggregate, have not had and would not reasonably be expected to have a Flowserve Material Adverse Effect. Except in each case as, individually or in the aggregate, has not had and would not reasonably be expected to have a Flowserve Material Adverse Effect, as of the date of this Agreement, neither Flowserve nor any of the Flowserve Subsidiaries has received written notice alleging a breach of or default under any Flowserve Material Contract or of an intent to terminate or materially amend the terms and conditions of such Flowserve Material Contract.

SECTION 4.17. Real and Personal Properties. (a) Section 4.17(a) of the Flowserve Disclosure Letter sets forth a list, as of the date of this Agreement, of the street address of each Flowserve Owned Real Property. Flowserve or a Flowserve Subsidiary, as applicable, has good and marketable title to each Flowserve Owned Real Property, free and clear of all Liens other than Permitted Liens, except, in each case, as, individually or in the aggregate, has not been and would not reasonably be expected to be material to Flowserve and the Flowserve Subsidiaries.

(b) Section 4.17(b) of the Flowserve Disclosure Letter sets forth a list, as of the date of this Agreement, of the street address of each Flowserve Leased Real Property, together with a description of the underlying Flowserve Real Property Lease. Flowserve or a Flowserve Subsidiary, as applicable, has a good and valid leasehold, subleasehold or licensee interest in each Flowserve Leased Real Property, free and clear of all Liens other than Permitted Liens, except, in each case, as, individually or in the aggregate, has not been and would not reasonably be expected to be material to Flowserve and the Flowserve Subsidiaries. With respect to each Flowserve Real Property Lease, (i) such Flowserve Real Property Lease is valid, in full force and effect, and enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, (ii) none of Flowserve, the applicable Flowserve Subsidiary or, to the Knowledge of Flowserve, any other party to such Flowserve Real Property Lease is in default or breach thereunder, and (iii) no event or circumstance has occurred that, with or without notice, lapse of time or both, would result in a breach of, or constitute an event of default under the provisions of, such Flowserve Real Property Lease or result in a termination thereof, except, in each case, as, individually or in the aggregate, has not had and would not reasonably be expected to have a Flowserve Material Adverse Effect.

(c) Flowserve or a Flowserve Subsidiary, as applicable, is in exclusive possession of each Flowserve Real Property and no third party has a right to use or occupy all or any portion of any Flowserve Real Property, except, in each case, as, individually or in the aggregate, has not had and would not reasonably be expected to have a Flowserve Material Adverse Effect. With respect to the Flowserve Owned Real Property, (i) there are no outstanding options or rights of first refusal or offer for the benefit of a third party to purchase or lease all or any portion of any Flowserve Owned Real Property, (ii) none of the Flowserve Owned Real Property is presently subject to any mortgage or deed of trust and (iii) there are no existing, pending or threatened condemnation, eminent domain or other similar proceedings affecting all or any portion of any Flowserve Owned Real Property, except, in each case, as, individually or in the aggregate, has not had and would not reasonably be expected to have a Flowserve Material Adverse Effect. With respect to the Flowserve Leased Real Property, to the Knowledge of Flowserve, there are no existing, pending or threatened condemnation, eminent domain or other similar proceedings affecting all or any portion thereof, except, in each case, as, individually or in the aggregate, has not had and would not reasonably be expected to have a Flowserve Material Adverse Effect.

(d) Flowserve and each Flowserve Subsidiary has good and valid title to, or valid license or leasehold interests in, all its respective personal properties and assets (the “Flowserve Properties”), free and clear of all Liens other than Permitted Liens, except, in each case, as, individually or in the aggregate, has not had and would not reasonably be expected to have a Flowserve Material Adverse Effect. Flowserve and each Flowserve Subsidiary has complied with the terms of all leases, subleases and licenses entitling it to use Flowserve Properties (the “Flowserve Leases”), and all Flowserve Leases are valid and in full force and effect, except, in each case, as, individually or in the aggregate, has not had and would not reasonably be expected to have a Flowserve Material Adverse Effect.

(e) Notwithstanding the foregoing, this Section 4.17 does not relate to Intellectual Property matters, which are the subject of Section 4.19.

SECTION 4.18. Customers and Suppliers. (a) Section 4.18 of the Flowserve Disclosure Letter sets forth a list of (i) the top twenty customers of Flowserve and the Flowserve Subsidiaries, taken as a whole, measured by bookings made by such customer during the fiscal year ended December 31, 2024 (each, a “Flowserve Top Customer”) and (ii) the top twenty suppliers, manufacturers or service providers of Flowserve and the Flowserve Subsidiaries, taken as a whole (other than any wholly owned Flowserve Subsidiary), measured by aggregate payments made by Flowserve or any Flowserve Subsidiary during the fiscal year ended December 31, 2024 (each, a “Flowserve Top Supplier”).

(b) Since December 31, 2024 through the date of this Agreement, none of Flowserve or any of the Flowserve Subsidiaries has received, from any Flowserve Top Customer or Flowserve Top Supplier, written communications (i) terminating, not renewing or materially reducing (or stating the intent to terminate, not renew or materially reduce), or materially altering the terms (or stating the intent to materially alter the terms) of such Flowserve Top Customer’s or Flowserve Top Supplier’s relationship with Flowserve or any Flowserve Subsidiary or (ii) indicating a material breach of the terms of any Contracts with such Flowserve Top Customer or Flowserve Top Supplier, in each case, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Flowserve Material Adverse Effect.

SECTION 4.19. Intellectual Property. Except in each case as, individually or in the aggregate, has not had and would not reasonably be expected to have a Flowserve Material Adverse Effect:

(a) Flowserve or a Flowserve Subsidiary, as applicable, solely owns all right, title and interest in and to Flowserve Registered Intellectual Property free and clear of all Liens other than Permitted Liens; and (y) Flowserve Registered Intellectual Property is subsisting and, to the Knowledge of Flowserve, valid and enforceable.

(b) Flowserve and the Flowserve Subsidiaries own or have valid licenses or rights to use all Intellectual Property used in the operation of the businesses of Flowserve and each of the Flowserve Subsidiaries as currently operated, and such ownership or right to use such Intellectual Property will not be adversely affected by the execution and delivery of this Agreement, the obtaining of shareholder approval of this Agreement or the consummation of the Transactions.

(c) Neither Flowserve nor any of the Flowserve Subsidiaries has, since January 1, 2023, (i) made any written claim to any Person alleging that such Person has infringed, misappropriated or otherwise violated any Flowserve Intellectual Property, or (ii) received any written claim from any Person alleging that Flowserve or any Flowserve Subsidiary has infringed, misappropriated or otherwise violated any Intellectual Property of such Person and, to the Knowledge of Flowserve, no claims are threatened against Flowserve or any Flowserve Subsidiary alleging that Flowserve or any Flowserve Subsidiary has infringed, misappropriated or otherwise violated any Intellectual Property of any Person. To the Knowledge of Flowserve, (i) neither Flowserve nor any of the Flowserve Subsidiaries has, since January 1, 2023, infringed, misappropriated or otherwise violated the Intellectual Property of any Person and (ii) no Person has, since January 1, 2023, infringed, misappropriated or otherwise violated any Flowserve Intellectual Property.

(d) Flowserve and the Flowserve Subsidiaries use commercially reasonable measures to protect and maintain the confidentiality of all Trade Secrets included in Flowserve Intellectual Property, and neither Flowserve nor any of the Flowserve Subsidiaries has disclosed, delivered or licensed any Trade Secrets included in Flowserve Intellectual Property to any third party, other than subject to nondisclosure or confidentiality obligations, which have not been violated by Flowserve or any Flowserve Subsidiary or, to the Knowledge of Flowserve, any other party thereto.

(e) Flowserve and the Flowserve Subsidiaries do not incorporate or dynamically link any Software that is licensed, distributed or made available under the terms of any license that is recognized as an “open-source software license” by the Open Source Initiative (“Open Source Software”) into the Products or Software owned by Flowserve or any Flowserve Subsidiary in a manner that (i) requires the disclosure or delivery to any Person of source code owned by Flowserve or any Flowserve Subsidiary that embodies Flowserve Intellectual Property or any of the Products (collectively, “Flowserve Source Code”), (ii) requires derivative works based on Flowserve Source Code to be made publicly available under the same license, (iii) allows for reverse engineering, reverse assembly or disassembly of software that incorporates or is dynamically linked to Flowserve Source Code, or (iv) prohibits or limits the receipt of consideration in connection with sublicensing or distributing software that incorporates or is dynamically linked to Flowserve Source Code. Flowserve and the Flowserve Subsidiaries are in sole possession of Flowserve Source Code, except for any Open Source Software.

(f) Any current or former employee or independent contractor of Flowserve and each Flowserve Subsidiary who, either alone or with others, has created, developed or invented, any Flowserve Intellectual Property has entered into a written agreement with Flowserve or such Flowserve Subsidiary, as applicable, that assigns such Flowserve Intellectual Property to Flowserve or such Flowserve Subsidiary, as applicable, or Flowserve or such Flowserve Subsidiary is the owner of such Flowserve Intellectual Property by operation of law. No current or former employee or independent contractor of Flowserve or any Flowserve Subsidiary has any ownership rights in or to any Flowserve Intellectual Property.

SECTION 4.20. IT Systems. Except in each case as, individually or in the aggregate, has not had and would not reasonably be expected to have a Flowserve Material Adverse Effect:

(a) Flowserve and the Flowserve Subsidiaries have implemented and maintained commercially reasonable security and other measures designed to protect the Products and the IT Systems used in connection with the operation of the business of Flowserve and each of the Flowserve Subsidiaries as currently conducted (the “Flowserve IT Systems”) from viruses and unauthorized access, use, modification, disclosure or other misuse and have in place commercially reasonable disaster recovery and security plans, and procedures relating to such Products and Flowserve IT Systems, in each case, consistent with industry standards and in compliance with applicable Privacy Legal Requirements. To Flowserve’s Knowledge, since January 1, 2023, (i) there has been no unauthorized access to or unauthorized use of the Products or Flowserve IT Systems and (ii) such Products and Flowserve IT Systems have not malfunctioned or failed; in either case that has not been resolved to the reasonable satisfaction of Flowserve or the Flowserve Subsidiaries.

(b) The Products and Flowserve IT Systems operate and perform in accordance with their documentation and functional specifications. To the Knowledge of Flowserve, none of the Products or Flowserve IT Systems currently contain any virus, “trojan horse,” worm or other code, software routine or instructions designed and intended to permit unauthorized access to or to disable, erase or otherwise harm the Products, Flowserve IT Systems or Personal Data collected, used, or held for use by Flowserve or any Flowserve Subsidiary.

SECTION 4.21. Data Security and Privacy. Except in each case as, individually or in the aggregate, has not had and would not reasonably be expected to have a Flowserve Material Adverse Effect:

(a) Since January 1, 2023, (i) Flowserve and the Flowserve Subsidiaries have complied with all Privacy Legal Requirements and (ii) neither Flowserve nor any of the Flowserve Subsidiaries has (A) been subject to any Action regarding its collection, storage, transfer, maintenance or use of any Personal Data and there are no such Actions pending or, to the Knowledge of Flowserve, threatened related to any alleged non-compliance with any applicable Privacy Legal Requirements or (B) notified, or been legally required to notify, any Person in connection with a breach, loss or disclosure of, or unauthorized access to, Personal Data.

(b) The consummation and performance of this Agreement and the other transactions contemplated hereby will not breach or otherwise cause any violation of any Privacy Legal Requirements that would result in any constraint on the use of Personal Data for the operation of the business of Flowserve and each of the Flowserve Subsidiaries as currently operated following the Closing.

SECTION 4.22. Affiliate Transactions. Except for (i) employment-related Contracts filed or incorporated by reference as an exhibit to the Filed Flowserve SEC Documents or (ii) any Flowserve Benefit Plans, as of the date of this Agreement, there are no Contracts between Flowserve or any Flowserve Subsidiary, on the one hand, and any (x) present executive officer or director of Flowserve, (y) Person that, to the Knowledge of Flowserve, is the record or beneficial owner of more than 5% of the shares of Flowserve Common Stock as of the date of this Agreement or (z) to the Knowledge of Flowserve, any affiliate of any such executive officer, director or owner (other than Flowserve or any Flowserve Subsidiary), on the other hand.

SECTION 4.23. Insurance. Except in each case as, individually or in the aggregate, has not had and would not reasonably be expected to have a Flowserve Material Adverse Effect, (a) each insurance policy of Flowserve or any Flowserve Subsidiary is in full force and effect and was in full force and effect during the periods of time such insurance policy was purported to be in effect and (b) neither Flowserve nor any of the Flowserve Subsidiaries is (with or without notice or lapse of time, or both) in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice) under any such policy. There is no claim by Flowserve or any of the Flowserve Subsidiaries pending under any such policies that (i) to the Knowledge of Flowserve, has been denied or disputed by the insurer other than denials and disputes in the ordinary course of business consistent with past practice or (ii) if not paid would constitute a Flowserve Material Adverse Effect.

SECTION 4.24. Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Guggenheim Partners (the “Flowserve Financial Advisor”), the fees and expenses of which will be paid by Flowserve, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Flowserve. Prior to the execution of this Agreement, Flowserve has furnished to Chart true and complete copies of all Contracts, including any engagement letters, between or among Flowserve and the Flowserve Financial Advisor relating to the Transactions.

SECTION 4.25. Opinion of Financial Advisor. The Flowserve Board has received an opinion from the Flowserve Financial Advisor to the effect that, as of the date of such opinion, based upon and subject to the assumptions, limitations, qualifications and other conditions set forth in such opinion, the Exchange Ratio is fair, from a financial point of view, to Flowserve. Promptly after the execution of this Agreement, Flowserve will furnish to Chart, solely for informational purposes, a true and complete copy of the written opinion of the Flowserve Financial Advisor, it being expressly understood and agreed that such opinion is for the benefit of the Flowserve Board only and may not be relied upon by Chart or any other Person.

SECTION 4.26. Merger Subs. (a) Since its date of incorporation, First Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto. First Merger Sub has no, and prior to the First Effective Time, will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions.

(b) Since its date of formation, Second Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto. Second Merger Sub has no, and prior to the Second Effective Time, will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions.

SECTION 4.27. No Other Representations or Warranties. (a) Except for the representations and warranties expressly contained in Article V (as qualified by the Chart Disclosure Letter) or in a certificate delivered by Chart pursuant to this Agreement, each of the Flowserve Parties acknowledges and agrees that none of Chart or any other Person on behalf of Chart is making or has made any other express or implied representation or warranty with respect to (i) Chart or any of its Affiliates or their businesses, operations, assets, liabilities, condition (financial or otherwise) or otherwise or (ii) any other information provided to the Flowserve Parties or their Affiliates or Representatives, including any information, documents, presentations, projections, estimates, forecasts or other material, made available to the Flowserve Parties or their Affiliates or Representatives in any format, in each case in connection with the Transactions. Except as otherwise expressly provided in this Agreement and to the extent any such information is expressly included in a representation or warranty contained in Article V (as qualified by the Chart Disclosure Letter) or in a certificate delivered by Chart pursuant to this Agreement, each of the Flowserve Parties acknowledges and agrees that, in connection with the Transactions, neither Chart nor any other Person will have or be subject to any liability or obligation to the Flowserve Parties or any of their Affiliates or Representatives resulting from the distribution or failure to distribute to the Flowserve Parties or their Affiliates or their Representatives, or the use by such Persons of, any such information made available to the Flowserve Parties or their Affiliates or their Representatives or any other Person on behalf of such Persons in any format in connection with the Transactions.

(b) Each of the Flowserve Parties acknowledges and agrees that (i) none of the Flowserve Parties or their Affiliates or Representatives or any other Person on behalf of such Persons is relying on any representation or warranty of Chart or any of its Affiliates or Representatives except for the representations and warranties expressly contained in Article V (as qualified by the Chart Disclosure Letter) or in a certificate delivered by Chart pursuant to this Agreement, and all such other representations and warranties are expressly disclaimed by Chart and (ii) no Person has been authorized by Chart or any of its Affiliates or Representatives to make any representation or warranty relating to Chart or any of its Affiliates or their respective businesses or otherwise in connection with the Transactions, and if made, such representation or warranty has not been and shall not be relied upon by the Flowserve Parties or their Affiliates or Representatives or any other Person on their behalf.

ARTICLE V

Representations and Warranties of Chart

Chart hereby represents and warrants to the Flowserve Parties that the statements contained in this Article V are true and correct except as set forth in (a) the publicly available Chart SEC Documents filed on or after January 1, 2023 and at least one Business Day prior to the date of this Agreement (the “Filed Chart SEC Documents”) (excluding any disclosures in any “Risk Factors” section, any forward-looking disclosure in any section related to forward-looking statements and other disclosures that are predictive or forward-looking in nature, in each case, other than statements of historical fact included therein, and including, for the avoidance of doubt, all exhibits thereto and information incorporated therein), or (b) the corresponding sections or subsections of the disclosure letter delivered by Chart to Flowserve at or before the time of entering into this Agreement (the “Chart Disclosure Letter”) (it being understood that any disclosure set forth in one section or subsection of the Chart Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to qualify, (i) the section or subsection of this Agreement to which it corresponds in number and (ii) each other section or subsection of this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other section or subsection).

SECTION 5.01. Organization, Standing and Power. Chart and each Chart Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, in the case of Chart Subsidiaries, where the failure to be so organized, existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Chart Material Adverse Effect. Chart and each of the Chart Subsidiaries (a) has all requisite power and authority to own, lease or operate its properties and assets and to carry on its business as presently conducted and (b) is duly qualified or licensed to do business in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification or license, in each case, except where the failure to be so qualified or licensed, or to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Chart Material Adverse Effect. Prior to the date of this Agreement, Chart has made available to Flowserve true and complete copies of the amended and restated certificate of incorporation of Chart in effect as of the date of this Agreement (as may be further amended from time to time, the “Chart Charter”) and the amended and restated by-laws of Chart in effect as of the date of this Agreement (as may be further amended from time to time, the “Chart By-Laws”).

SECTION 5.02. Capital Structure. (a) As of the date of this Agreement, the authorized capital stock of Chart consists of 150,000,000 shares of Chart Common Stock and 10,000,000 shares of preferred stock, par value $0.01. At the close of business on May 29, 2025 (the “Chart Capitalization Date”), (i) 45,702,239 shares of Chart Common Stock were issued and 44,941,457 shares of Chart Common Stock were outstanding, (ii) 402,500 shares of Chart Preferred Stock were issued and outstanding, (iii) 3,405,955 shares of Chart Common Stock were reserved and available for issuance upon conversion of Chart Preferred Stock, (iv) 786,958 shares of Chart Common Stock were reserved for issuance under Chart Stock Plans, (v) 369,860 shares of Chart Common Stock were issuable upon the exercise of outstanding Chart Stock Options (whether or not presently exercisable), (vi) 160,128 shares of Chart Common Stock were subject to Chart RSUs and (vii) 99,113 and 237,871 shares of Chart Common Stock were subject to Chart PSUs (at target and maximum performance levels, respectively). Except as set forth in this Section 5.02, at the close of business on the Chart Capitalization Date, no Equity Interests of Chart were authorized, issued, reserved for issuance or outstanding.

(b) From the close of business on the Chart Capitalization Date to the date of this Agreement, there have been no issuances by Chart of any Equity Interest of Chart, other than the issuance of Chart Common Stock upon the exercise of Chart Stock Options or upon the vesting and settlement of Chart RSUs or Chart PSUs, in each case outstanding at the close of business on the Chart Capitalization Date and in accordance with their respective terms and Chart Benefit Plans in effect at such time. All outstanding shares of Chart Capital Stock are, and, at the time of issuance, all such shares issued in accordance with the terms of Chart Stock Plans will be, (i) duly authorized, validly issued, fully paid and nonassessable, (ii) free and clear of any Lien (except Liens on transfer imposed under applicable securities Laws) and (iii) not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, Chart Charter, Chart By-Laws or any Contract to which Chart is subject or party to or otherwise bound.

(c) Except as set forth in this Section 5.02, as of the date of this Agreement, there are no:

(i) preemptive or other outstanding rights that obligate Chart to issue, deliver or sell, or give any Person a right to subscribe for or acquire from Chart, any Equity Interests of Chart (except for Chart Stock Options, Chart RSUs or Chart PSUs, in each case in accordance with their respective terms and conditions in effect as of the date of this Agreement);

(ii) outstanding obligations of Chart to directly or indirectly amend, redeem, repurchase or otherwise acquire any Equity Interests of Chart, except for (A) the acquisition by Chart of shares of Chart Common Stock in connection with the surrender of shares of Chart Common Stock by holders of Chart Stock Options in order to pay the exercise price thereof, (B) the withholding of shares of Chart Common Stock to satisfy Tax obligations with respect to Chart Stock Options, Chart RSUs or Chart PSUs and (C) the acquisition by Chart of Chart Stock Options, Chart RSUs or Chart PSUs in connection with the forfeiture of such awards, in the case of each of clauses (A)-(C) in accordance with the terms and conditions of the applicable award agreements or Chart Benefit Plans in effect as of the date of this Agreement;

(iii) Contracts, to which Chart is subject or party to or otherwise bound, with respect to the voting, transfer or registration of any Equity Interests of Chart or with respect to the election, designation or nomination of any director of Chart;

(iv) bonds, debentures, notes or other Indebtedness of Chart the holders of which have the right to vote (or that are convertible into or exchangeable or exercisable for securities having the right to vote) on any matters on which stockholders of Chart may vote (collectively, “Chart Voting Debt”); or

(v) “poison pill” or other similar equityholder rights plan in effect to which Chart is subject or party to or otherwise bound.

SECTION 5.03. Chart Subsidiaries. All outstanding shares of capital stock, voting securities or other equity, ownership or voting interests in each Chart Subsidiary: (i) have been duly authorized, validly issued, fully paid and nonassessable; and (ii) are not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any Law of its jurisdiction of organization, the Organizational Documents of such Subsidiary or any Contract to which Chart or any of the Chart Subsidiaries are, or, to the Knowledge of Chart, a shareholder of such Subsidiary is, subject, party to or otherwise bound.

SECTION 5.04. Authority; Execution and Delivery; Enforceability. (a) Chart has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the First Merger and the other Transactions, subject, in the case of the First Merger, to the receipt of Chart Stockholder Approval. The Chart Board has unanimously adopted resolutions (i) determining this Agreement, the Mergers and the other Transactions are advisable, fair to, and in the best interests of, Chart and its stockholders, (ii) adopting this Agreement and approving the First Merger and (iii) recommending that Chart’s stockholders approve this Agreement and the First Merger (the “Chart Recommendation”) and directing that this Agreement and the First Merger be submitted to Chart’s stockholders for adoption and approval at a duly held meeting of such stockholders for such purpose (the “Chart Stockholders Meeting”). As of the date of this Agreement, such resolutions have not been amended or withdrawn. Except for the approval of this Agreement and the First Merger by the affirmative vote of the holders of a majority of the shares of Chart Common Stock (the “Chart Stockholder Approval”), no other corporate proceedings (other than obtaining the approvals and making the filings contemplated by Section 5.05(b)(iii)) on the part of Chart are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Mergers or the other Transactions. This Agreement has been duly executed and delivered by Chart and, assuming the due authorization, execution and delivery by the Flowserve Parties, constitutes a valid and binding agreement of Chart, enforceable against it in accordance with its terms, in each case subject to the Bankruptcy and Equity Exception.

(b) Assuming the accuracy of the representations made in Section 4.04, the Chart Board has taken all necessary actions so that no Takeover Statute is applicable to the Transactions.

SECTION 5.05. No Conflicts; Consents. (a) The execution and delivery by Chart of this Agreement does not, and the performance by it of its obligations hereunder and the consummation of the Mergers and the other Transactions will not, (i) assuming that the Chart Stockholder Approval is obtained, conflict with, or result in any violation of any provision of, (A) the Chart Charter or Chart By-Laws or (B) the comparable charter or Organizational

Documents of any Chart Subsidiary, (ii) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien upon, any of the properties or assets of Chart or any Chart Subsidiary under, any provision of any Chart Material Contract to which Chart or any Chart Subsidiary is a party or by which any of their respective properties or assets is bound or (iii) conflict with, or result in any violation of any provision of, subject to the filings and other matters referred to in Section 5.05(b), any Judgment or any Law, in each case applicable to Chart or any Chart Subsidiary or their respective properties or assets (assuming that Chart Stockholder Approval is obtained), other than, in the case of the foregoing clauses (ii) and (iii) above, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Chart Material Adverse Effect or would not be reasonably expected to prevent or materially impair the ability of Chart to consummate the Transactions.

(b) No Consent of or from, or registration, declaration, notice or filing made to or with any Governmental Authority is required to be obtained or made by or with respect to Chart or any Chart Subsidiary in connection with the execution and delivery of this Agreement by Chart or its performance of its obligations hereunder or the consummation by Chart of the Mergers and the other Transactions, other than (i) (A) the filing with the SEC of the Joint Proxy Statement in definitive form, (B) the filing with the SEC, and the declaration of effectiveness under the Securities Act, of the Form S-4 and (C) the filing with the SEC of such reports and other filings under, and such other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement and the Transactions, (ii) compliance with and filings under the HSR Act, other Antitrust Laws and Foreign Investment Laws, (iii) the filing of the First Certificate of Merger and the Second Certificate of Merger with the Secretary of State and the submission of appropriate documents with the relevant authorities of other jurisdictions in which Flowserve and Chart, or their respective Subsidiaries, are qualified to do business, (iv) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the shares of Flowserve Common Stock and, if applicable, Flowserve Preferred Stock to be issued in connection with the Transactions, (v) such filings with and approvals of NYSE as may be required to permit the consummation of the Mergers and the listing of the shares of Flowserve Common Stock and, if applicable, Flowserve Preferred Stock to be issued as Merger Consideration and (vi) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Chart Material Adverse Effect or would not be reasonably expected to prevent or materially impair the ability of Chart to consummate the Transactions.

SECTION 5.06. SEC Documents. (a) Chart has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and other documents (including exhibits thereto and information incorporated therein) required to be filed or furnished by it with or to the SEC pursuant to the Exchange Act or the Securities Act since January 1, 2023 (such documents filed with or furnished to the SEC since such date, including those filed with or furnished to the SEC subsequent to the date of this Agreement (but excluding the Joint Proxy Statement and the Form S-4, each as may be amended or supplemented), in each case as may be amended or supplemented, the “Chart SEC Documents”).

(b) Each Chart SEC Document, at the time of its filing or being furnished, complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act. Each Chart SEC Document, as of the time of its filing (or, if amended or supplemented prior to the date of this Agreement, then at the time of such amendment or supplement), did not, and any Chart SEC Document filed with or furnished to the SEC subsequent to the date of this Agreement will not at the time of its filing, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances in which they were made, not misleading.

(c) Chart is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NYSE.

(d) Chart maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that all information required to be disclosed by Chart in its filings with the SEC under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of Chart’s filings with the SEC under the Exchange Act. Chart maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Chart has disclosed, based on the most recent evaluation of its Chief Executive Officer and its Chief Financial Officer prior to the date of this Agreement, to Chart’s auditors and the audit committee of the Chart Board (i) any “significant deficiencies” or “material weaknesses” in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Chart’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Chart’s internal controls over financial reporting.

(e) Each of the consolidated balance sheets included in or incorporated by reference into Chart SEC Documents (including the related notes and schedules) fairly presents or, in the case of Chart SEC Documents filed after the date of this Agreement, will fairly present, in each case in all material respects, the consolidated financial position of Chart and the Chart Subsidiaries, as of the date of such balance sheet, and each of the consolidated statements of income, comprehensive income, equity and cash flows included in or incorporated by reference into Chart SEC Documents (including any related notes and schedules) fairly presents, or, in the case of Chart SEC Documents filed after the date of this Agreement, will fairly present, in each case in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of Chart and the Chart Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that are not or will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto.

(f) Neither Chart nor any of the Chart Subsidiaries has incurred any Indebtedness, or issued or sold any debt securities or rights to acquire any debt security of Chart or any of the Chart Subsidiaries, the terms of which, or the terms of any instrument under which such Indebtedness, debt securities or rights were issued, require the public listing of such Indebtedness, debt securities or rights or the maintenance by Chart or any of the Chart Subsidiaries of registration under the Exchange Act.

SECTION 5.07. Information Supplied. None of the information supplied or to be supplied by Chart for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances in which they were made, not misleading or (ii) the Joint Proxy Statement will, at the date it is first distributed to each of Flowserve’s shareholders and Chart’s stockholders or at the time of each of the Flowserve Shareholders Meeting and the Chart Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances in which they were made, not misleading. The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act, except that no representation is made by Chart with respect to statements made or incorporated by reference therein based on information supplied by a Flowserve Party for inclusion or incorporation by reference therein.

SECTION 5.08. Absence of Certain Changes or Events. (a) From March 31, 2025 to the date of this Agreement, there has not occurred any effect, change, event, circumstance, condition, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Chart Material Adverse Effect.

(b) From March 31, 2025 to the date of this Agreement, except for the execution and performance of this Agreement, Chart and the Chart Subsidiaries have carried on and conducted their respective businesses in all material respects in the ordinary course of business.

(c) From March 31, 2025 to the date of this Agreement, Chart and the Chart Subsidiaries have not taken any action that, if taken after the date hereof, would constitute a breach of, or otherwise require the consent of Flowserve under, any of the covenants set forth in clauses (i)(A), (iv)(A)(1), (vi), (vii), (viii), (ix) and (xvi) of Section 6.01(b).

SECTION 5.09. Taxes. (a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Chart Material Adverse Effect:

(i) Chart and each Chart Subsidiary (A) have duly and timely (with extension) filed all Tax Returns required to be filed by any of them and all such filed Tax Returns are true, correct and complete, (B) have paid all Taxes that are required to be paid (whether or not shown on any Tax Return) and (C) have withheld and paid over to the appropriate taxing authority all Taxes that Chart or any Chart Subsidiary was obligated to withhold from amounts owing to any employee, creditor or third party;

(ii) no deficiency with respect to Taxes has been proposed, asserted or assessed, in each case, in writing, against Chart or any Chart Subsidiary that has not been either fully paid or adequately reserved against in the balance sheets included in the Filed Chart SEC Documents;

(iii) neither Chart nor any Chart Subsidiary has extended or waived (nor granted any extension or waiver of) the limitation period for the assessment or collection of any Tax that remains in effect other than, in each case, any such extension in the ordinary course of business or any such extension for a period of no longer than six months;

(iv) there are no pending or, to the Knowledge of Chart, threatened audits, examinations, investigations or other proceedings in respect of Taxes of Chart or any Chart Subsidiary;

(v) none of Chart or any Chart Subsidiary is a party to any Tax allocation, sharing, indemnity or reimbursement agreement or arrangement (other than any customary Tax indemnification provisions in ordinary course commercial agreements or agreements that are not primarily related to Taxes or agreements exclusively between or among Chart and its wholly owned Subsidiaries) or has any liability for Taxes of any Person (other than Chart or any of its wholly owned Subsidiaries) by reason of Contract, assumption, operation of Law, Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), or transferee or successor liability;

(vi) there are no Liens for Taxes upon any property or assets of Chart or any Chart Subsidiary, except for Permitted Liens; and

(vii) no unresolved claim has been made in writing by any Governmental Authority in a jurisdiction where Chart or any Chart Subsidiary has not filed a Tax Return that Chart or the applicable Chart Subsidiary is or may be subject to Tax by such jurisdiction.

(b) Neither Chart nor any Chart Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(c) Within the past two years, neither Chart nor any Chart Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.

(d) Neither Chart nor any Chart Subsidiary is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax Treatment.

SECTION 5.10. Benefits Matters. (a) Section 5.10(a) of the Chart Disclosure Letter sets forth a list of each material Chart Benefit Plan (except for Chart Benefit Plans that are filed publicly with the SEC and Chart Benefit Plans that are maintained primarily for the benefit of employees outside of the United States (the “Chart Non-U.S. Benefit Plans”)). Not later than thirty (30) calendar days after the date hereof, Chart will update Section 5.10(a) of the Chart Disclosure Letter to set forth each material Chart Non-U.S. Benefit Plan. Chart has made available to Flowserve prior to the execution of this Agreement, or will make available not later than thirty (30) calendar days after the date hereof, with respect to each material Chart Benefit Plan (except for Chart Benefit Plans that are publicly filed with the SEC), to the extent applicable: (1) all plan documents and all amendments thereto, (2) the most recent annual actuarial valuation, if any, and the most recent annual report (Form Series 5500 and all schedules and financial statements attached thereto) and (3) the most recent determination letter received from the IRS with respect thereto.

(b) All Chart Benefit Plans are in compliance with applicable Laws (including, if applicable, ERISA and the Code), except as would not be reasonably likely to result in any liability that is material to Chart or any Chart Subsidiary, taken as a whole.

(c) Each Chart Benefit Plan that is subject to and that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service and, to the Knowledge of Chart, circumstances do not exist that are likely to result in the loss of the qualification of such plan under Section 401(a) of the Code. Each Chart Benefit Plan that is intended to qualify for special tax treatment under the Laws of jurisdictions outside of the United States meets all the requirements for such treatment, except as, individually or in the aggregate, has not had and would not have a Chart Material Adverse Effect.

(d) Each Multiemployer Plan maintained, sponsored or contributed to, or required to be contributed to, by Chart or any Chart ERISA Affiliate (a “Chart Multiemployer Plan”), as of the date of this Agreement, is listed in Section 5.10(d) of the Chart Disclosure Letter, and true and complete copies of each such Multiemployer Plan and all amendments thereto have been made available to Flowserve prior to the date of this Agreement. With respect to any Chart Multiemployer Plan, (i) neither Chart nor any Chart ERISA Affiliate has incurred any withdrawal liability under Title IV of ERISA which remains unsatisfied, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Chart Material Adverse Effect and (ii) a complete withdrawal from all such Multiemployer Plans at the First Effective Time would not reasonably be expected to have a Chart Material Adverse Effect.

(e) All contributions required to be made by Chart or any Chart Subsidiary under each Chart Benefit Plan and each Chart Multiemployer Plan have been timely made and all obligations in respect of each Chart Benefit Plan and Chart Multiemployer Plan have been properly accrued and reflected in the most recent consolidated balance sheet filed or incorporated by reference in the Filed Chart SEC Documents, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Chart Material Adverse Effect.

(f) There is no pending or, to the Knowledge of Chart, threatened litigation relating to Chart Benefit Plans, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Chart Material Adverse Effect.

(g) Neither Chart nor any Chart Subsidiary has any obligations for material retiree health or life benefits under any of the Chart Benefit Plans or any collective bargaining agreement, except as required by Section 4980B of the Code or Section 601 of ERISA.

(h) Except as set forth in Section 5.10(h) of the Chart Disclosure Letter, none of the execution and delivery of this Agreement, the obtaining of stockholder approval of this Agreement or the consummation of the Transactions will (whether alone or in connection with any other event) (i) result in any material compensatory payment or benefit becoming due, or increase the amount of any such material payment or benefit, to any current or former director, officer, employee, consultant or other service provider of Chart or any Chart Subsidiary; (ii) result in the acceleration of the time of material payment, funding, forgiveness of debt or vesting of any material payment or benefit to any current or former director, officer, employee, consultant or other service provider of Chart or any Chart Subsidiary; (iii) limit Chart’s or any Chart Subsidiary’s right to amend, modify or terminate any Chart Benefit Plan or related trust; or (iv) result in the payment of any amount by Chart or any Chart Subsidiary, in each case that could, individually or in combination with any other payment or benefit, constitute an “excess parachute payment” within the meaning of Section 280G of the Code or result in the payment of an excise Tax by any current or former director, employee, consultant or other service provider of Chart or any Chart Subsidiary under Section 4999 of the Code.

(i) Neither Chart nor any Chart Subsidiary has any obligation to gross up, indemnify or otherwise reimburse any individual for any Taxes, interest or penalties incurred pursuant to Sections 409A, 280G or 4999 of the Code.

SECTION 5.11. Labor Matters. (a) Since January 1, 2023 and as of the date hereof, except as would not result in any material liability to Chart and any Chart Subsidiary, taken as a whole, neither Chart nor any Chart Subsidiary (i) has been the subject of any Action asserting that Chart or any Chart Subsidiary has committed an unfair labor practice or seeking to compel Chart or any Chart Subsidiary to bargain with any labor union or labor organization or (ii) has been subject to or threatened with any labor strikes, walkouts, work stoppages, slow-downs or lockouts.

(b) Chart is, and has been since January 1, 2023, in compliance with all applicable Laws and Judgments governing employment or labor, including all contractual commitments and all such Laws relating to wages, hours, worker classification, contractors, immigration, collective bargaining, discrimination, harassment, civil rights, safety and health and workers’ compensation except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Chart Material Adverse Effect.

SECTION 5.12. Litigation; Undisclosed Liabilities. (a) There is no, and since January 1, 2023, there has been no, Judgment outstanding against or, to the Knowledge of Chart, investigation by any Governmental Authority involving Chart or any Chart Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Chart Material Adverse Effect. There are no Actions pending or, to the Knowledge of Chart, threatened against Chart or any of the Chart Subsidiaries, except for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Chart Material Adverse Effect.

(b) There are no obligations or liabilities of Chart or any of the Chart Subsidiaries, whether or not accrued, contingent or otherwise, other than (i) liabilities or obligations disclosed, reflected, reserved against or otherwise provided for in the consolidated balance sheet of Chart as of March 31, 2025 and the notes thereto set forth in Chart’s quarterly report on Form 10-Q for the quarterly period ending March 31, 2025; (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practice since March 31, 2025; (iii) liabilities or obligations arising out of this Agreement, the Mergers or the other Transactions (and which do not arise out of a breach by Chart of any representation or warranty in this Agreement); and (iv) liabilities or obligations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Chart Material Adverse Effect.

(c) There is no, and since January 1, 2023, there have been no, internal investigations conducted by the Chart Board (or any committee thereof), any compliance officer of Chart or any auditor or legal counsel at the request of any of the foregoing concerning any alleged improper, wrongful or fraudulent financial, accounting or tax matter or practice, or any conflict of interest, illegal activity, fraudulent or deceptive conduct or malfeasance issues, except for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Chart Material Adverse Effect.

SECTION 5.13. Compliance with Applicable Laws; Permits. (a) Except in each case for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Chart Material Adverse Effect, (i) Chart and the Chart Subsidiaries are, and since January 1, 2023, have been, in compliance with all applicable Laws and Judgments, and (ii) there is no, and since January 1, 2023, there has been no, Action pending or, to the Knowledge of Chart, threatened alleging that Chart or a Chart Subsidiary is not in compliance with any applicable Law or Judgment.

(b) Except in each case as, individually or in the aggregate, has not had and would not reasonably be expected to have a Chart Material Adverse Effect, (i) Chart and the Chart Subsidiaries hold all valid Permits necessary to conduct their respective businesses, (ii) the operation of the business of Chart and each of the Chart Subsidiaries as currently conducted is not, and has not been since January 1, 2023, in violation of, nor are Chart or any of the Chart Subsidiaries in default or violation under, any Permits and, to the Knowledge of Chart, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any term, condition or provision of any Permit and (iii) all Permits necessary to conduct the respective businesses of Chart and the Chart Subsidiaries are in full force and effect.

SECTION 5.14. Anti-Corruption; Sanctions; Anti-Money Laundering. (a) Except in each case as, individually or in the aggregate, has not had and would not reasonably be expected to have a Chart Material Adverse Effect, Chart, the Chart Subsidiaries and, to the Knowledge of Chart, their respective officers, directors, employees and agents are in compliance with, and since January 1, 2021, have complied with: (i) the provisions of the FCPA applicable to Chart, the Chart Subsidiaries and such officers, directors, employees and agents, and (ii) the provisions of all anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which Chart and the Chart Subsidiaries operate or have operated and in which any agent thereof is conducting or has conducted business involving Chart or any Chart Subsidiary. Except in each case as, individually or in the aggregate, has not had and would not reasonably be expected to have a Chart Material Adverse Effect, since January 1, 2023, to the Knowledge of Chart, none of Chart, the Chart Subsidiaries or their respective officers, directors, employees and agents have paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other Government Official or any political party or candidate for political office for the purpose of corruptly influencing any act or decision of such official or of the government to obtain or retain business, or direct business to any Person or to secure any other improper benefit or advantage, in each case in violation of the FCPA or any Laws described in clause (ii) of the preceding sentence.

(b) Chart and the Chart Subsidiaries have instituted and maintain policies and procedures designed to ensure compliance with the FCPA and other anti-bribery, anti-corruption and anti-money laundering Laws in each jurisdiction in which Chart and the Chart Subsidiaries operate.

(c) Neither Chart nor any Chart Subsidiary, nor, to the Knowledge of Chart, any director, manager or employee of Chart or any Chart Subsidiary (in his or her capacity as a director, manager or employee of Chart or any Chart Subsidiary), is, or since January 1, 2021, has been, subject to any actual, pending or, to the Knowledge of Chart, threatened Actions, or, since January 1, 2021, has made any voluntary disclosures to any Governmental Authority, involving Chart or any Chart Subsidiary relating to the FCPA or any other anti-bribery, anti-corruption or anti-money laundering Laws, except for such Actions and voluntary disclosures that, individually or in the aggregate, have not had and would not reasonably be expected to have a Chart Material Adverse Effect.

(d) (i) Without limiting the generality of the foregoing, Chart and each of the Chart Subsidiaries is in compliance in all material respects with, and since January 1, 2021, has complied in all material respects with, Trade Control and Sanctions Regulations, except for such non-compliance that, individually or in the aggregate, has not had and would not reasonably be expected to have a Chart Material Adverse Effect. Chart and the Chart Subsidiaries also (A) have instituted and maintain policies and procedures designed to ensure compliance with the Trade Control and Sanctions Regulations in each jurisdiction in which Chart and the Chart Subsidiaries operate or are otherwise subject to jurisdiction and (B) have maintained such policies and procedures in force.

(ii) Except in each case as, individually or in the aggregate, has not had and would not reasonably be expected to have a Chart Material Adverse Effect, neither Chart nor any Chart Subsidiary, nor, to the Knowledge of Chart, any director, manager or employee of Chart or any Chart Subsidiary (in his or her capacity as a director, manager or employee of Chart or any Chart Subsidiary), (A) is, or since January 1, 2021, has been, subject to any actual, pending or, to the Knowledge of Chart, threatened Actions, or, since January 1, 2021, has made any voluntary disclosures to any Governmental Authority, involving Chart or any Chart Subsidiary relating to the Trade Control and Sanctions Regulations, or (B) makes, or since January 1, 2021, has made, any sales to, or engages, or since January 1, 2021, has engaged, in business activities with or for the benefit of, any Persons or jurisdictions that are the subject or target of any Trade Control and Sanctions Regulations, in each case under this clause (B), in violation thereof.

SECTION 5.15. Environmental Matters. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Chart Material Adverse Effect:

(a) Chart and the Chart Subsidiaries are and, since January 1, 2023, have been, in compliance with all Environmental Laws, and neither Chart nor any Chart Subsidiary has received any unresolved or outstanding (i) written communication from a Governmental Authority or other Person that alleges that Chart or any Chart Subsidiary is in violation of, or has liability under, any Environmental Law or any Permit issued pursuant to Environmental Law or (ii) written request for information pursuant to any Environmental Law;

(b) Chart and the Chart Subsidiaries have obtained, and since January 1, 2023, have been in compliance with, all Permits required pursuant to any Environmental Law for their respective operations as currently conducted and all such Permits are valid and in full force and effect and, to the Knowledge of Chart, will not be subject to modification or revocation as a result of the Transactions;

(c) there are no Environmental Claims pending or, to the Knowledge of Chart, threatened against Chart or any Chart Subsidiary;

(d) there is no legally binding order by or with any Governmental Authority pursuant to Environmental Law under which Chart or any Chart Subsidiary has any outstanding obligations;

(e) there has been no Release of, or exposure to, any Hazardous Material, and, to the Knowledge of Chart, there have been no other environmental, health and safety incidents, that would reasonably be expected to form the basis of any Environmental Claim against, or obligation to conduct or fund any cleanup or remedial activities pursuant to Environmental Law on the part of, Chart or any Chart Subsidiary; and

(f) neither Chart nor any Chart Subsidiary has retained or assumed, either contractually or by operation of Law, any liabilities or obligations that would reasonably be expected to form the basis of any Environmental Claim against, or obligation to conduct or fund any cleanup or remedial activities pursuant to Environmental Law on the part of, Chart or any Chart Subsidiary.

SECTION 5.16. Contracts. (a) Section 5.16 of the Chart Disclosure Letter sets forth a list as of the date of this Agreement of each Chart Material Contract. For purposes of this Agreement, “Chart Material Contract” means any of the following Contracts (including amendments, supplements and side letters thereto) to which either Chart or any Chart Subsidiary is a party or by which Chart or any Chart Subsidiary is otherwise bound, other than Contracts only among Chart and its wholly owned Subsidiaries, that:

(i) is required to be filed by Chart as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act that has not been filed;

(ii) (x)(A) is with a Chart Top Customer or Chart Top Supplier or (B) material to the business of Chart and the Chart Subsidiaries, taken as a whole, and (y) provides that Chart or any of its Affiliates will not compete with any other Person, or which grants “most favored nation” protections to the counterparty to such Contract;

(iii) (x)(A) is with a Chart Top Customer or Chart Top Supplier or (B) material to the business of Chart and the Chart Subsidiaries, taken as a whole, and (y) restricts or purports to limit in any material respect either the type of business in which Chart or its Affiliates may engage or the manner or locations in which any of them may so engage in any business;

(iv) (x)(A) is with a Chart Top Customer or Chart Top Supplier or (B) material to the business of Chart and the Chart Subsidiaries, taken as a whole, and (y) requires Chart or its Affiliates to deal exclusively with any Person or group of related Persons and is reasonably likely to provide for annual revenues or expenses of $20,000,000 or more;

(v) relates to the formation, creation, operation, governance, management or control of any partnership or joint venture, in each case material to Chart and the Chart Subsidiaries, taken as a whole, other than with respect to any partnership that is wholly owned by Chart or any wholly owned Chart Subsidiary;

(vi) is a Chart Real Property Lease;

(vii) (x) is with a Chart Top Customer or Chart Top Supplier and (y) pursuant to which Chart or any Chart Subsidiary grants or is granted a license or a covenant not to sue or consent to use, in each case, relating to any Intellectual Property that is material to Chart and the Chart Subsidiaries, taken as a whole, other than (A) non-exclusive licenses for off-the-shelf software, (B) any other non-exclusive licenses for Intellectual Property that are available on standard terms and generally commercially available and (C) Contracts containing non-exclusive licenses of Intellectual Property that are incidental to the primary purpose of the applicable Contract;

(viii) provides for Indebtedness of Chart or any Chart Subsidiary having an outstanding or committed amount in excess of $10,000,000, whether secured or unsecured, other than Indebtedness solely between or among any of Chart and any of its wholly owned Subsidiaries;

(ix) contains a put, call or similar right pursuant to which Chart or any Chart Subsidiary would be required to purchase or sell, as applicable, any Equity Interests of any Person or assets of any Person at a fair market value that would reasonably be expected to exceed $5,000,000;

(x) is with any Governmental Authority that is a Chart Top Customer; and

(xi) provides for the acquisition or disposition of any assets (other than acquisitions or dispositions of assets in the ordinary course of business), business (whether by merger, sale of stock, sale of assets or otherwise) or real property, in each case (A) with any outstanding material obligations, including any material indemnification obligations or any outstanding material “earn-out” payments, that exceed $5,000,000 or (B) which occurred in the two years prior to the date hereof at a purchase or sale price that exceeds or would reasonably be expected to exceed $5,000,000.

(b) True and complete copies of each Chart Material Contract have been made available to Flowserve prior to the date of this Agreement.

(c) Each of the Chart Material Contracts, and each Contract entered into after the date hereof that would have been a Chart Material Contract if entered into prior to the date hereof (each, a “Chart Additional Contract”) is (or if entered into after the date hereof, will be), subject to the Bankruptcy and Equity Exception, valid and binding on Chart or any of the Chart Subsidiaries, as the case may be and, to the Knowledge of Chart, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as, individually or in the aggregate, have not had and would not reasonably be expected to have a Chart Material Adverse Effect. Neither Chart nor any of the Chart Subsidiaries nor, to the Knowledge of Chart, any other party is in breach of or in default under any Chart Material Contract or Chart Additional Contract, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default thereunder, in each case except for such breaches and defaults as, individually or in the aggregate, have not had and would not reasonably be expected to have a Chart Material Adverse Effect. Except in each case as, individually or in the aggregate, has not had and would not reasonably be expected to have a Chart Material Adverse Effect, as of the date of this Agreement, neither Chart nor any of the Chart Subsidiaries has received written notice alleging a breach of or default under any Chart Material Contract or of an intent to terminate or materially amend the terms and conditions of such Chart Material Contract.

SECTION 5.17. Real and Personal Properties. (a) Section 5.17(a) of the Chart Disclosure Letter sets forth a list, as of the date of this Agreement, of the street address of each Chart Owned Real Property. Chart or a Chart Subsidiary, as applicable, has good and marketable title to each Chart Owned Real Property, free and clear of all Liens other than Permitted Liens, except, in each case, as, individually or in the aggregate, has not been and would not reasonably be expected to be material to Chart and the Chart Subsidiaries.

(b) Section 5.17(b) of the Chart Disclosure Letter sets forth a list, as of the date of this Agreement, of the street address of each Chart Leased Real Property, together with a description of the underlying Chart Real Property Lease. Chart or a Chart Subsidiary, as applicable, has a good and valid leasehold, subleasehold or licensee interest in each Chart Leased Real Property, free and clear of all Liens other than Permitted Liens, except, in each case, as, individually or in the aggregate, has not been and would not reasonably be expected to be material to Chart and the Chart Subsidiaries. With respect to each Chart Real Property Lease, (i) such Chart Real Property Lease is valid, in full force and effect, and enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, (ii) none of Chart, the applicable Chart Subsidiary or, to the Knowledge of Chart, any other party to such Chart Real Property Lease is in default or breach thereunder, and (iii) no event or circumstance has occurred that, with or without notice, lapse of time or both, would result in a breach of, or constitute an event of default under the provisions of, such Chart Real Property Lease or result in a termination thereof, except, in each case, as, individually or in the aggregate, has not had and would not reasonably be expected to have a Chart Material Adverse Effect.

(c) Chart or a Chart Subsidiary, as applicable, is in exclusive possession of each Chart Real Property and no third party has a right to use or occupy all or any portion of any Chart Real Property, except, in each case, as, individually or in the aggregate, has not had and would not reasonably be expected to have a Chart Material Adverse Effect. With respect to the Chart Owned Real Property, (i) there are no outstanding options or rights of first refusal or offer for the benefit of a third party to purchase or lease all or any portion of any Chart Owned Real Property, (ii) none of the Chart Owned Real Property is presently subject to any mortgage or deed of trust and (iii) there are no existing, pending or threatened condemnation, eminent domain or other similar proceedings affecting all or any portion of any Chart Owned Real Property, except, in each case, as, individually or in the aggregate, has not had and would not reasonably be expected to have a Chart Material Adverse Effect. With respect to the Chart Leased Real Property, to the Knowledge of Chart, there are no existing, pending or threatened condemnation, eminent domain or other similar proceedings affecting all or any portion thereof, except, in each case, as, individually or in the aggregate, has not had and would not reasonably be expected to have a Chart Material Adverse Effect.

(d) Chart and each Chart Subsidiary has good and valid title to, or valid license or leasehold interests in, all its respective personal properties and assets (the “Chart Properties”), free and clear of all Liens other than Permitted Liens, except, in each case, as, individually or in the aggregate, has not had and would not reasonably be expected to have a Chart Material Adverse Effect. Chart and each Chart Subsidiary has complied with the terms of all leases, subleases and licenses entitling it to use Chart Properties (the “Chart Leases”), and all Chart Leases are valid and in full force and effect, except, in each case, as, individually or in the aggregate, has not had and would not reasonably be expected to have a Chart Material Adverse Effect.

(e) Notwithstanding the foregoing, this Section 5.17 does not relate to Intellectual Property matters, which are the subject of Section 5.19.

SECTION 5.18. Customers and Suppliers. (a) Section 5.18 of the Chart Disclosure Letter sets forth a list of (i) the top twenty customers of Chart and the Chart Subsidiaries, taken as a whole, measured by bookings made by such customer during the fiscal year ended December 31, 2024 (each, a “Chart Top Customer”) and (ii) the top twenty suppliers, manufacturers or service providers of Chart and the Chart Subsidiaries, taken as a whole (other than any wholly owned Chart Subsidiary), measured by aggregate payments made by Chart or any Chart Subsidiary during the fiscal year ended December 31, 2024 (each, a “Chart Top Supplier”).

(b) Since December 31, 2024 through the date of this Agreement, none of Chart or any of the Chart Subsidiaries has received, from any Chart Top Customer or Chart Top Supplier, written communications (i) terminating, not renewing or materially reducing (or stating the intent to terminate, not renew or materially reduce), or materially altering the terms (or stating the intent to materially alter the terms) of such Chart Top Customer’s or Chart Top Supplier’s relationship with Chart or any Chart Subsidiary or (ii) indicating a material breach of the terms of any Contracts with such Chart Top Customer or Chart Top Supplier, in each case, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Chart Material Adverse Effect.

SECTION 5.19. Intellectual Property. Except in each case as, individually or in the aggregate, has not had and would not reasonably be expected to have a Chart Material Adverse Effect:

(a) Chart or a Chart Subsidiary, as applicable, solely owns all right, title and interest in and to Chart Registered Intellectual Property free and clear of all Liens other than Permitted Liens; and (y) Chart Registered Intellectual Property is subsisting and, to the Knowledge of Chart, valid and enforceable.

(b) Chart and the Chart Subsidiaries own or have valid licenses or rights to use all Intellectual Property used in the operation of the businesses of Chart and each of the Chart Subsidiaries as currently operated, and such ownership or right to use such Intellectual Property will not be adversely affected by the execution and delivery of this Agreement, the obtaining of shareholder approval of this Agreement or the consummation of the Transactions.

(c) Neither Chart nor any of the Chart Subsidiaries has, since January 1, 2023, (i) made any written claim to any Person alleging that such Person has infringed, misappropriated or otherwise violated any Chart Intellectual Property, or (ii) received any written claim from any Person alleging that Chart or any Chart Subsidiary has infringed, misappropriated or otherwise violated any Intellectual Property of such Person and, to the Knowledge of Chart, no claims are threatened against Chart or any Chart Subsidiary alleging that Chart or any Chart Subsidiary has infringed, misappropriated or otherwise violated any Intellectual Property of any Person. To the Knowledge of Chart, (i) neither Chart nor any of the Chart Subsidiaries has, since January 1, 2023, infringed, misappropriated or otherwise violated the Intellectual Property of any Person and (ii) no Person has, since January 1, 2023, infringed, misappropriated or otherwise violated any Chart Intellectual Property.

(d) Chart and the Chart Subsidiaries use commercially reasonable measures to protect and maintain the confidentiality of all Trade Secrets included in Chart Intellectual Property, and neither Chart nor any of the Chart Subsidiaries has disclosed, delivered or licensed any Trade Secrets included in Chart Intellectual Property to any third party, other than subject to nondisclosure or confidentiality obligations, which have not been violated by Chart or any Chart Subsidiary or, to the Knowledge of Chart, any other party thereto.

(e) Chart and the Chart Subsidiaries do not incorporate or dynamically link any Open Source Software into the Products or Software owned by Chart or any Chart Subsidiary in a manner that (i) requires the disclosure or delivery to any Person of source code owned by Chart or any Chart Subsidiary that embodies Chart Intellectual Property or any of the Products (collectively, “Chart Source Code”), (ii) requires derivative works based on Chart Source Code to be made publicly available under the same license, (iii) allows for reverse engineering, reverse assembly or disassembly of software that incorporates or is dynamically linked to Chart Source Code, or (iv) prohibits or limits the receipt of consideration in connection with sublicensing or distributing software that incorporates or is dynamically linked to Chart Source Code. Chart and the Chart Subsidiaries are in sole possession of Chart Source Code, except for any Open Source Software.

(f) Any current or former employee or independent contractor of Chart and each Chart Subsidiary who, either alone or with others, has created, developed or invented, any Chart Intellectual Property has entered into a written agreement with Chart or such Chart Subsidiary, as applicable, that assigns such Chart Intellectual Property to Chart or such Chart Subsidiary, as applicable, or Chart or such Chart Subsidiary is the owner of such Chart Intellectual Property by operation of law. No current or former employee or independent contractor of Chart or any Chart Subsidiary has any ownership rights in or to any Chart Intellectual Property.

SECTION 5.20. IT Systems. Except in each case as, individually or in the aggregate, has not had and would not reasonably be expected to have a Chart Material Adverse Effect:

(a) Chart and the Chart Subsidiaries have implemented and maintained commercially reasonable security and other measures designed to protect the Products and the IT Systems used in connection with the operation of the business of Chart and each of the Chart Subsidiaries as currently conducted (the “Chart IT Systems”) from viruses and unauthorized access, use, modification, disclosure or other misuse and have in place commercially reasonable disaster recovery and security plans, and procedures relating to such Products and Chart IT Systems, in each case, consistent with industry standards and in compliance with applicable Privacy Legal Requirements. To Chart’s Knowledge, since January 1, 2023, (i) there has been no unauthorized access to or unauthorized use of the Products or Chart IT Systems and (ii) such Products and Chart IT Systems have not malfunctioned or failed; in either case that has not been resolved to the reasonable satisfaction of Chart or the Chart Subsidiaries.

(b) The Products and Chart IT Systems operate and perform in accordance with their documentation and functional specifications. To the Knowledge of Chart, none of the Products or Chart IT Systems currently contain any virus, “trojan horse,” worm or other code, software routine or instructions designed and intended to permit unauthorized access to or to disable, erase or otherwise harm the Products, Chart IT Systems or Personal Data collected, used, or held for use by Chart or any Chart Subsidiary.

SECTION 5.21. Data Security and Privacy. Except in each case as, individually or in the aggregate, has not had and would not reasonably be expected to have a Chart Material Adverse Effect:

(a) Since January 1, 2023, (i) Chart and the Chart Subsidiaries have complied with all Privacy Legal Requirements and (ii) neither Chart nor any of the Chart Subsidiaries has (A) been subject to any Action regarding its collection, storage, transfer, maintenance or use of any Personal Data and there are no such Actions pending or, to the Knowledge of Chart, threatened related to any alleged non-compliance with any applicable Privacy Legal Requirements or (B) notified, or been legally required to notify, any Person in connection with a breach, loss or disclosure of, or unauthorized access to, Personal Data.

(b) The consummation and performance of this Agreement and the other transactions contemplated hereby will not breach or otherwise cause any violation of any Privacy Legal Requirements that would result in any constraint on the use of Personal Data for the operation of the business of Chart and each of the Chart Subsidiaries as currently operated following the Closing.

SECTION 5.22. Affiliate Transactions. Except for (i) employment-related Contracts filed or incorporated by reference as an exhibit to the Filed Chart SEC Documents or (ii) any Chart Benefit Plans, as of the date of this Agreement, there are no Contracts between Chart or any Chart Subsidiary, on the one hand, and any (x) present executive officer or director of Chart, (y) Person that, to the Knowledge of Chart, is the record or beneficial owner of more than 5% of the shares of Chart Common Stock as of the date of this Agreement or (z) to the Knowledge of Chart, any affiliate of any such executive officer, director or owner (other than Chart or any Chart Subsidiary), on the other hand.

SECTION 5.23. Insurance. Except in each case as, individually or in the aggregate, has not had and would not reasonably be expected to have a Chart Material Adverse Effect, (a) each insurance policy of Chart or any Chart Subsidiary is in full force and effect and was in full force and effect during the periods of time such insurance policy was purported to be in effect and (b) neither Chart nor any of the Chart Subsidiaries is (with or without notice or lapse of time, or both) in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice) under any such policy. There is no claim by Chart or any of the Chart Subsidiaries pending under any such policies that (i) to the Knowledge of Chart, has been denied or disputed by the insurer other than denials and disputes in the ordinary course of business consistent with past practice or (ii) if not paid would constitute a Chart Material Adverse Effect.

SECTION 5.24. Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Wells Fargo Securities, LLC (the “Chart Financial Advisor”), the fees and expenses of which will be paid by Chart, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Chart. Prior to the execution of this Agreement, Chart has furnished to Flowserve true and complete copies of all Contracts, including any engagement letters, between or among Chart and the Chart Financial Advisor relating to the Transactions.

SECTION 5.25. Opinion of Financial Advisor. The Chart Board has received an opinion from the Chart Financial Advisor to the effect that, as of the date of such opinion, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth in such opinion, the Exchange Ratio is fair, from a financial point of view, to the holders of Chart Common Stock. Promptly after the execution of this Agreement, Chart will furnish to Flowserve, solely for informational purposes, a true and complete copy of the written opinion of the Chart Financial Advisor, it being expressly understood and agreed that such opinion is for the benefit of the Chart Board only and may not be relied upon by the Flowserve Parties or any other Person.

SECTION 5.26. No Other Representations or Warranties. (a) Except for the representations and warranties expressly contained in Article IV (as qualified by the Flowserve Disclosure Letter) or in a certificate delivered by Flowserve pursuant to this Agreement, Chart acknowledges and agrees that none of the Flowserve Parties or any other Person on behalf of the

Flowserve Parties is making or has made any other express or implied representation or warranty with respect to (i) the Flowserve Parties or any of their Affiliates or their businesses, operations, assets, liabilities, condition (financial or otherwise) or otherwise or (ii) any other information provided to Chart or its Affiliates or Representatives, including any information, documents, presentations, projections, estimates, forecasts or other material, made available to Chart or its Affiliates or Representatives in any format, in each case in connection with the Transactions. Except as otherwise expressly provided in this Agreement and to the extent any such information is expressly included in a representation or warranty contained in Article IV (as qualified by the Flowserve Disclosure Letter) or in a certificate delivered by Flowserve pursuant to this Agreement, Chart acknowledges and agrees that, in connection with the Transactions, none of the Flowserve Parties or any other Person will have or be subject to any liability or obligation to Chart or any of its Affiliates or Representatives resulting from the distribution or failure to distribute to Chart or its Affiliates or their Representatives, or the use by such Persons of, any such information made available to Chart or its Affiliates or their Representatives or any other Person on behalf of such Persons in any format in connection with the Transactions.

(b) Chart acknowledges and agrees that (i) neither Chart nor any of its Affiliates or Representatives or any other Person on behalf of such Persons is relying on any representation or warranty of the Flowserve Parties or any of their Affiliates or Representatives except for the representations and warranties expressly contained in Article IV (as qualified by the Flowserve Disclosure Letter) or in a certificate delivered by Flowserve pursuant to this Agreement, and all such other representations and warranties are expressly disclaimed by the Flowserve Parties and (ii) no Person has been authorized by the Flowserve Parties or any of their Affiliates or Representatives to make any representation or warranty relating to the Flowserve Parties or any of their Affiliates or their respective businesses or otherwise in connection with the Transactions, and if made, such representation or warranty has not been and shall not be relied upon by Chart or its Affiliates or Representatives or any other Person on their behalf.

ARTICLE VI

Covenants Relating to Conduct of Business

SECTION 6.01. Conduct of Business. (a) Conduct of Business by Flowserve. Except for (x) matters set forth in Section 6.01(a) of the Flowserve Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement, (y) as required by applicable Law or Judgment, (z) with the prior written consent of Chart (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the First Effective Time, Flowserve shall, and shall cause each Flowserve Subsidiary to (1) conduct its business in the ordinary course in all material respects and (2) use commercially reasonable efforts to (A) preserve intact its business organization and advantageous business relationships and keep available the services of its current officers and employees, (B) maintain its assets and properties in good working order and condition, ordinary wear and tear excepted, and (C) maintain in effect all of its material Permits; provided that no action by Flowserve or any Flowserve Subsidiary with respect to matters specifically addressed by clauses (a)(i) through (a)(xix) of this Section 6.01 shall be deemed a breach of this sentence unless such action would constitute a breach of such relevant clause. In addition, and without limiting the generality of the foregoing, except for matters set forth in Section 6.01(a) of the Flowserve Disclosure Letter or

otherwise expressly permitted or expressly contemplated by this Agreement or required by applicable Law or Judgment or with the prior written consent of Chart (which shall not be unreasonably withheld, conditioned or delayed), Flowserve shall not, and shall not permit any Flowserve Subsidiary to, do any of the following:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, voting securities or other equity, ownership or voting interests, other than dividends and distributions by a direct or indirect wholly owned Flowserve Subsidiary to Flowserve or any other wholly owned Flowserve Subsidiary, except for regular quarterly dividends in an amount not to exceed $0.21 per share per quarter declared and paid in respect of the Flowserve Common Stock at such times and in a manner consistent with Flowserve’s historical dividend practice, (B) split, combine, subdivide or reclassify any of its capital stock, voting securities or other equity, ownership or voting interests, or securities convertible into or exchangeable for capital stock, voting securities or other equity, ownership or voting interests, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, voting securities or other equity, ownership or voting interests, except in connection with the Share Issuance and the establishment of the Flowserve Preferred Stock or as otherwise required to consummate the Transactions or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any Equity Interests of Flowserve or any Flowserve Subsidiary, other than (1) the acquisition by Flowserve of shares of Flowserve Common Stock in connection with the surrender of shares of Flowserve Common Stock by holders of Flowserve Stock Options in order to pay the exercise price thereof, (2) the withholding of shares of Flowserve Common Stock to satisfy Tax obligations with respect to the exercise of Flowserve Stock Options, the vesting and settlement of Flowserve RSUs and Flowserve PSUs, the vesting of Flowserve Restricted Stock and rights granted under the Flowserve ESPP and (3) the acquisition by Flowserve of Flowserve Stock Options, Flowserve RSUs, Flowserve PSUs and Flowserve Restricted Stock and rights granted under the Flowserve ESPP in connection with the forfeiture of such awards or rights, in the case of each of the foregoing clauses (1)-(3), in accordance with the terms and conditions of the Flowserve Benefit Plans and the applicable award agreements in effect as of the date of this Agreement or as otherwise permitted by this Agreement;

(ii) (A) amend the Current Flowserve Charter or Flowserve By-Laws or (B) amend in any material respect the charter or Organizational Documents of any Flowserve Subsidiary, except, in the case of each of the foregoing clauses (A) and (B), as may be required by Law;

(iii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (A) any Equity Interests of Flowserve or any Flowserve Subsidiary (other than the issuance of Flowserve Common Stock upon the exercise of Flowserve Stock Options or the vesting and settlement of Flowserve RSUs or Flowserve PSUs or other awards pursuant to the Flowserve Stock Plans, in each case outstanding at the close of business on the date of this Agreement, and as required by any Flowserve Benefit Plan as in effect as of the date of this Agreement or as otherwise permitted by this Agreement) or (B) any Flowserve Voting Debt;

(iv) except as required by any Flowserve Benefit Plan as in effect as of the date of this Agreement, and subject to Section 6.01(a) of the Flowserve Disclosure Letter, (A) (1) grant to any executive officer of Flowserve (each a “Flowserve Senior Executive”) any increase in compensation or other benefits or (2) grant to any current or former director, officer, employee or independent contractor of Flowserve or any Flowserve Subsidiary who is not a Flowserve Senior Executive any increase in compensation or other benefits, except, in the case of this clause (2), in the ordinary course of business consistent with past practice, (B) take any action to accelerate the vesting or payment of compensation or benefits under any Flowserve Benefit Plan (including any equity-based awards), (C) change any actuarial or other assumptions used to calculate funding obligations with respect to any Flowserve Benefit Plan, the manner in which contributions to such plans are made or the basis on which such contributions are determined, (D) grant to any person any severance, retention, change in control or termination compensation or benefits or any increase therein, except with respect to new hires or to employees in the context of promotions based on job performance or workplace requirements, in each case in the ordinary course of business, (E) hire any individual who would become a Flowserve Senior Executive (other than hiring to replace a departed employee if such hired employee receives substantially similar terms of employment as the departed employee) or (F) establish, adopt, amend or terminate any material Flowserve Benefit Plan or amend the terms of any outstanding equity-based awards;

(v) in each case other than in the ordinary course of business, enter into, amend or terminate any collective bargaining agreement or other Contract with a labor union, collective bargaining unit, works council or other labor organization;

(vi) make any material change in financial accounting methods, principles or practices, except as required by a change in GAAP (or interpretation thereof) after the date of this Agreement;

(vii) directly or indirectly acquire or agree to acquire in any transaction any Equity Interest in or business of any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof or any properties or assets other than (A) purchases of supplies, raw materials and inventory in the ordinary course of business consistent with past practice, (B) short-term investments of cash in marketable securities in the ordinary course of business and (C) if the aggregate amount of the consideration paid or transferred by Flowserve and the Flowserve Subsidiaries in connection with such transaction is less than $5,000,000 individually or $10,000,000 in the aggregate, except, in the case of each of the foregoing clauses (A)-(C), to the extent that such action would or would reasonably be expected to prevent or materially impair or delay the consummation of the Mergers or the other Transactions (taking into account, among other things, the impact of such acquisition on the ability to obtain Regulatory Approvals prior to the Outside Date);

(viii) sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise encumber or subject to any Lien (other than a Permitted Lien), or otherwise dispose of any properties or assets (other than sales of products or services in the ordinary course of business consistent with past practice and excluding Intellectual Property, which is the subject of Section 6.01(a)(xvi)), or any interests therein, with a fair market value in excess of $5,000,000 individually or $10,000,000 in the aggregate, except for Liens used to secure Indebtedness permitted to be incurred under Section 6.01(a)(ix);

(ix) incur any Indebtedness or issue any warrants or other rights to acquire any Indebtedness, except for (A) borrowings under the Flowserve Credit Facility in accordance with the terms thereof and in the ordinary course of business consistent with past practice; (B) in replacement of existing Indebtedness that has matured, or is scheduled to mature, after the date of this Agreement and within the twelve-month period following such incurrence of the replacement Indebtedness (1) on prevailing market terms or on terms substantially consistent with or more beneficial to Flowserve and the Flowserve Subsidiaries, taken as a whole, than the Indebtedness being replaced and (2) prepayable or redeemable at any time at the option of Flowserve (or the applicable Flowserve Subsidiary), subject to customary notice requirements, without premium or penalty; (C) among Flowserve and its wholly owned Flowserve Subsidiaries entered into in the ordinary course of business; (D) commercial paper issued in the ordinary course of business; (E) letters of credit or performance bonds entered into in connection with customer orders in the ordinary course of business; and (F) hedging in compliance with the hedging strategy of Flowserve as of the date of this Agreement in the ordinary course of business consistent with past practice and not for speculative purposes;

(x) forgive any loans to directors, officers, employees or other service providers of Flowserve or any Flowserve Subsidiary;

(xi) make, or agree or commit to make, any loans, advances (other than for ordinary course business expenses) or capital expenditures, except in an amount not in excess of 107.5% of the capital expenditure budget in the annual operating plan set forth in Section 6.01(a)(xi) of the Flowserve Disclosure Letter (in respect of either 2025 or 2026);

(xii) enter into any material Contract (including any Flowserve Material Contract or Flowserve Additional Contract), or any amendment to such a material Contract, in each case to the extent consummation of the Mergers or compliance by any Flowserve Party with the provisions of this Agreement would reasonably be expected to conflict with, or result in a violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien (other than a Permitted Lien) upon any of the material properties or assets of Flowserve or any Flowserve Subsidiary under, or require Flowserve, Chart or any of their respective Subsidiaries to license or transfer any of its material properties or assets under, or give rise to any material increased, additional, accelerated or guaranteed right or entitlements of any third party under, or result in any material alteration of, any provision of such Contract or amendment;

(xiii) enter into, amend, waive any material rights under, or terminate any Flowserve Material Contract or Flowserve Additional Contract, in each case other than (A) in the ordinary course of business consistent with past practice or (B) as expressly permitted by any other clause of this Section 6.01(a); provided that, other than in respect of renewals of such Contract in the ordinary course of business consistent with past practice, the exception in the foregoing clause (A) shall not apply to any Contract of the type set forth in Section 4.16(a)(ii), Section 4.16(a)(iii), Section 4.16(a)(iv) or Section 4.16(a)(vi);

(xiv) waive, release, assign, settle or compromise any Action, in each case other than (A) in the ordinary course of business and (B) waivers, releases, assignments, settlements or compromises that do not create material obligations of Flowserve or any of the Flowserve Subsidiaries other than the payment of monetary damages (1) equal to or less than the amounts reserved with respect thereto on the Filed Flowserve SEC Documents or (2) not in excess of $2,500,000 individually and $5,000,000 in the aggregate;

(xv) cancel any material Indebtedness of a third party to Flowserve or any Flowserve Subsidiary or waive any claims or rights of substantial value, in each case other than (A) in the ordinary course of business or (B) in connection with any settlement permitted by Section 6.01(a)(xiv);

(xvi) (A) sell, assign, transfer, grant, license (other than non-exclusive licenses), encumber or dispose of any material Flowserve Intellectual Property, other than disposal of obsolete assets, or (B) abandon, fail to renew, maintain or pursue application for any material Flowserve Intellectual Property, except, in the case of each of (A) and (B), in the ordinary course of business;

(xvii) (A) make or change any material Tax election, (B) adopt or change any material method of Tax accounting or change any Tax accounting period, (C) file any material amended Tax Return, (D) settle or compromise any Tax audit or proceeding relating to Taxes that involves a material amount of Taxes, (E) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Law) with respect to any material Tax or (F) enter into, amend or terminate an advance pricing agreement with a Governmental Authority;

(xviii) merge or consolidate with any other Person, or restructure, reorganize or completely or partially liquidate, other than (A) transactions of the type contemplated by Section 6.01(b)(vii) or Section 6.01(b)(viii) which are permitted thereby, (B) mergers or consolidations of a Flowserve Subsidiary in which such Subsidiary is the surviving entity in connection with an acquisition not otherwise prohibited by this Agreement and (C) mergers among, or the restructuring, reorganization or liquidation of, any wholly owned Flowserve Subsidiary that would not and would not reasonably be expected to prevent or materially impair or delay the consummation of the Mergers or the other Transactions; or

(xix) agree, resolve or commit to do any of the foregoing actions.

(b) Conduct of Business by Chart. Except for (x) matters set forth in Section 6.01(b) of the Chart Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement, (y) as required by applicable Law or Judgment, (z) with the prior written consent of Flowserve (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the First Effective Time, Chart shall, and shall cause each Chart Subsidiary to (1) conduct its business in the ordinary course in all material respects and (2) use commercially reasonable efforts to (A) preserve intact its business organization and advantageous business relationships and keep available the services of its current officers and employees, (B) maintain its assets and properties in good working order and condition, ordinary wear and tear excepted, and (C) maintain in effect all of its material Permits; provided that no action by Chart or any Chart Subsidiary with respect to matters specifically addressed by clauses (b)(i) through (b)(xix) of this Section 6.01 shall be deemed a breach of this sentence unless such action would constitute a breach of such relevant clause. In addition, and without limiting the generality of the foregoing, except for matters set forth in Section 6.01(b) of the Chart Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement or required by applicable Law or Judgment, or with the prior written consent of Flowserve (which shall not be unreasonably withheld, conditioned or delayed), Chart shall not, and shall not permit any Chart Subsidiary to, do any of the following:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, voting securities or other equity, ownership or voting interests, other than dividends and distributions by a direct or indirect wholly owned Chart Subsidiary to Chart or any other wholly owned Chart Subsidiary, except for regular quarterly dividends on Chart Preferred Stock paid pursuant to the Chart Certificate of Designations as described on Section 6.01(b)(i)(A) of the Chart Disclosure Letter, (B) split, combine, subdivide or reclassify any of its capital stock, voting securities or other equity, ownership or voting interests, or securities convertible into or exchangeable for capital stock, voting securities or other equity, ownership or voting interests, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, voting securities or other equity, ownership or voting interests or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any Equity Interests of Chart or any Chart Subsidiary, other than (1) the acquisition by Chart of shares of Chart Common Stock in connection with the surrender of shares of Chart Common Stock by holders of Chart Stock Options in order to pay the exercise price thereof, (2) the withholding of shares of Chart Common Stock to satisfy Tax obligations with respect to the exercise of Chart Stock Options and the vesting and settlement of Chart RSUs and Chart PSUs and (3) the acquisition by Chart of Chart Stock Options, Chart RSUs and Chart PSUs in connection with the forfeiture of such awards, in the case of each of the foregoing clauses (1)-(3), in accordance with the terms and conditions of the Chart Benefit Plans and the applicable award agreements in effect as of the date of this Agreement or as otherwise permitted by this Agreement;

(ii) (A) amend the Chart Charter, the Chart Certificate of Designations or the Chart By-Laws or (B) amend in any material respect the charter or Organizational Documents of any Chart Subsidiary, except, in the case of each of the foregoing clauses (A) and (B), as may be required by Law;

(iii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (A) any Equity Interests of Chart or any Chart Subsidiary (other than the issuance of Chart Common Stock (I) upon the exercise of Chart Stock Options or the vesting and settlement of Chart RSUs or Chart PSUs or other awards pursuant to the Chart Stock Plans, in each case outstanding at the close of business on the date of this Agreement, and as required by any Chart Benefit Plan as in effect as of the date of this Agreement, (II) in connection with mandatory conversion of the Chart Preferred Stock pursuant to the terms of the Chart Preferred Stock or (III) as otherwise permitted by this Agreement) or (B) any Chart Voting Debt;

(iv) except as required by any Chart Benefit Plan as in effect as of the date of this Agreement, and subject to Section 6.01(b) of the Chart Disclosure Letter, (A)(1) grant to any executive officer of Chart (each, a “Chart Senior Executive”) any increase in compensation or other benefits or (2) grant to any current or former director, officer, employee or independent contractor of Chart or any Chart Subsidiary who is not a Chart Senior Executive any increase in compensation or other benefits, except, in the case of this clause (2), in the ordinary course of business consistent with past practice, (B) take any action to accelerate the vesting or payment of compensation or benefits under any Chart Benefit Plan (including any equity-based awards), (C) change any actuarial or other assumptions used to calculate funding obligations with respect to any Chart Benefit Plan, the manner in which contributions to such plans are made or the basis on which such contributions are determined, (D) grant to any person any severance, retention, change in control or termination compensation or benefits or any increase therein, except with respect to new hires or to employees in the context of promotions based on job performance or workplace requirements, in each case in the ordinary course of business, (E) hire any individual who would become a Chart Senior Executive (other than hiring to replace a departed employee if such hired employee receives substantially similar terms of employment as the departed employee) or (F) establish, adopt, amend or terminate any material Chart Benefit Plan or amend the terms of any outstanding equity-based awards;

(v) in each case other than in the ordinary course of business, enter into, amend or terminate any collective bargaining agreement or other Contract with a labor union, collective bargaining unit, works council or other labor organization;

(vi) make any material change in financial accounting methods, principles or practices, except as required by a change in GAAP (or interpretation thereof) after the date of this Agreement;

(vii) directly or indirectly acquire or agree to acquire in any transaction any Equity Interest in or business of any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof or any properties or assets other than (A) purchases of supplies, raw materials and inventory in the ordinary course of business consistent with past practice, (B) short-term investments of cash in marketable securities in the ordinary course of business and (C) if the aggregate amount of the consideration paid or transferred by Chart and the Chart Subsidiaries in connection with such transaction is less than $5,000,000 individually or $10,000,000 in the aggregate, except, in the case of each of the foregoing clauses (A)-(C), to the extent that such action would or would reasonably be expected to prevent or materially impair or delay the consummation of the Mergers or the other Transactions (taking into account, among other things, the impact of such acquisition on the ability to obtain Regulatory Approvals prior to the Outside Date);

(viii) sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise encumber or subject to any Lien (other than a Permitted Lien), or otherwise dispose of any properties or assets (other than sales of products or services in the ordinary course of business consistent with past practice and excluding Intellectual Property, which is the subject of Section 6.01(b)(xvi)), or any interests therein, with a fair market value in excess of $5,000,000 individually or $10,000,000 in the aggregate, except for Liens used to secure Indebtedness permitted to be incurred under Section 6.01(b)(ix);

(ix) incur any Indebtedness or issue any warrants or other rights to acquire any Indebtedness, except for (A) borrowings under the Chart Credit Facility in accordance with the terms thereof and in the ordinary course of business consistent with past practice; (B) in replacement of existing Indebtedness that has matured, or is scheduled to mature, after the date of this Agreement and within the twelve-month period following such incurrence of the replacement Indebtedness (1) on prevailing market terms or on terms substantially consistent with or more beneficial to Chart and the Chart Subsidiaries, taken as a whole, than the Indebtedness being replaced and (2) prepayable or redeemable at any time at the option of Chart (or the applicable Chart Subsidiary), subject to customary notice requirements, without premium or penalty; (C) among Chart and its wholly owned Chart Subsidiaries entered into in the ordinary course of business; (D) commercial paper issued in the ordinary course of business; (E) letters of credit or performance bonds entered into in connection with customer orders in the ordinary course of business; and (F) hedging in compliance with the hedging strategy of Chart as of the date of this Agreement in the ordinary course of business consistent with past practice and not for speculative purposes;

(x) forgive any loans to directors, officers, employees or other service providers of Chart or any Chart Subsidiary;

(xi) make, or agree or commit to make, any loans, advances (other than for ordinary course business expenses) or capital expenditures, except in an amount not in excess of 107.5% of the capital expenditure budget in the annual operating plan set forth in Section 6.01(b)(xi) of the Chart Disclosure Letter (in respect of either 2025 or 2026);

(xii) enter into any material Contract (including any Chart Material Contract or Chart Additional Contract), or any amendment to such a material Contract, in each case to the extent consummation of the Mergers or compliance by Chart or any Chart Subsidiary with the provisions of this Agreement would reasonably be expected to conflict with, or result in a violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien (other than a Permitted Lien) upon any of the material properties or assets of Chart or any Chart Subsidiary under, or require Flowserve, Chart or any of their respective Subsidiaries to license or transfer any of its material properties or assets under, or give rise to any material increased, additional, accelerated or guaranteed right or entitlements of any third party under, or result in any material alteration of, any provision of such Contract or amendment;

(xiii) enter into, amend, waive any material rights under, or terminate any Chart Material Contract or Chart Additional Contract other than (A) in the ordinary course of business consistent with past practice or (B) as expressly permitted by any other clause of this Section 6.01(b); provided that, other than in respect of renewals of such Contract in the ordinary course of business consistent with past practice, the exception in the foregoing clause (A) shall not apply to any Contract of the type set forth in Section 5.16(a)(ii), Section 5.16(a)(iii), Section 5.16(a)(iv) or Section 5.16(a)(vi);

(xiv) waive, release, assign, settle or compromise any Action, in each case other than (A) in the ordinary course of business and (B) waivers, releases, assignments, settlements or compromises that do not create material obligations of Chart or any of the Chart Subsidiaries other than the payment of monetary damages (1) equal to or less than the amounts reserved with respect thereto on the Filed Chart SEC Documents or (2) not in excess of $2,500,000 individually and $5,000,000 in the aggregate;

(xv) cancel any material Indebtedness of a third party to Chart or any Chart Subsidiary or waive any claims or rights of substantial value, in each case other than (A) in the ordinary course of business or (B) in connection with any settlement permitted by Section 6.01(b)(xiv);

(xvi) (A) sell, assign, transfer, grant, license (other than non-exclusive licenses), encumber or dispose of any material Chart Intellectual Property, other than disposal of obsolete assets, or (B) abandon, fail to renew, maintain or pursue application for any material Chart Intellectual Property, except, in the case of each of (A) and (B), in the ordinary course of business;

(xvii) (A) make or change any material Tax election, (B) adopt or change any material method of Tax accounting or change any Tax accounting period, (C) file any material amended Tax Return, (D) settle or compromise any Tax audit or proceeding relating to Taxes that involves a material amount of Taxes, (E) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Law) with respect to any material Tax or (F) enter into, amend or terminate an advance pricing agreement with a Governmental Authority;

(xviii) merge or consolidate with any other Person, or restructure, reorganize or completely or partially liquidate, other than (A) transactions of the type contemplated by Section 6.01(b)(vii) or Section 6.01(b)(viii) which are permitted thereby, (B) mergers or consolidations of a Chart Subsidiary in which such Subsidiary is the surviving entity in connection with an acquisition not otherwise prohibited by this Agreement and (C) mergers among, or the restructuring, reorganization or liquidation of, any wholly owned Chart Subsidiary that would not and would not reasonably be expected to prevent or materially impair or delay the consummation of the Mergers or the other Transactions; or

(xix) agree, resolve or commit to do any of the foregoing actions.

(c) Control of Operations. Notwithstanding the foregoing, nothing contained in this Agreement shall give Flowserve or Chart, directly or indirectly, the right to control or direct the other party’s operations prior to the First Effective Time.

SECTION 6.02. No Solicitation by Chart; Chart Recommendation. (a) Except as otherwise provided in this Agreement, from the date of this Agreement until the First Effective Time, Chart shall not, nor shall it authorize or permit any of its Affiliates or any of its or their respective directors, officers or employees or any of their respective investment bankers, accountants, attorneys or other advisors, agents or representatives (collectively, “Representatives”) to, directly or indirectly:

(i) initiate, induce, solicit, facilitate or knowingly encourage any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Chart Takeover Proposal;

(ii) engage or otherwise participate in any discussions or negotiations relating to any Chart Takeover Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Chart Takeover Proposal (other than to state that the terms of this provision prohibit such discussions or negotiations, or discussions solely to clarify the terms of a Chart Takeover Proposal);

(iii) furnish any information to any Person in connection with any Chart Takeover Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Chart Takeover Proposal; or

(iv) otherwise cooperate in any way with any Person (whether or not a Person making a Chart Takeover Proposal) with respect to any Chart Takeover Proposal or any inquiry or proposal that would reasonably be expected to lead to a Chart Takeover Proposal.

Chart shall, and shall cause its Affiliates and its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Chart Takeover Proposal or any inquiry or proposal that would reasonably be expected to lead to a Chart Takeover Proposal, request the prompt return or destruction of all confidential information previously furnished to any such Person or its Representatives and immediately terminate all physical and electronic data room access previously granted to any such Person or its Representatives.

(b) Notwithstanding the foregoing, at any time prior to obtaining the Chart Stockholder Approval, in response to a written Chart Takeover Proposal made after the date of this Agreement that the Chart Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes or would reasonably be expected to result in a Superior Chart Proposal, and which Chart Takeover Proposal did not result from a breach of Section 6.02(a), Chart and its Representatives at the request of Chart may, subject to compliance with Section 6.02(e):

(i) contact and engage in discussions with such Person or group of Persons making such Chart Takeover Proposal (and its or their Representatives) to clarify the terms and conditions thereof or to notify such Person or group of Persons (or its or their Representatives) of the provisions of this Section 6.02;

(ii) furnish information with respect to Chart and the Chart Subsidiaries to the Person or group of Persons making such Chart Takeover Proposal (and its Representatives) (provided that all such information has previously been provided to Flowserve or is provided to Flowserve prior to or substantially concurrently with the time it is provided to such Person or group of Persons) pursuant to a customary confidentiality agreement not less restrictive of such Person or group of Persons than the Confidentiality Agreement (except that such confidentiality agreement (i) need not include any “standstill” or similar obligations, but only to the extent that Flowserve is, concurrently with the entry by Chart or the Chart Subsidiaries into such confidentiality agreement, released from any “standstill” or similar obligations in the Confidentiality Agreement, (ii) shall not prohibit Chart from complying with this Section 6.02 or contain terms that would restrict in any manner Chart’s ability to consummate the Mergers or the other Transactions and (iii) shall not include any provision providing for an exclusive right to negotiate with Chart prior to the valid termination of this Agreement); provided, however, that if the Person or group of Persons making such Chart Takeover Proposal is a competitor of Chart or any Chart Subsidiary, Chart shall not furnish to such Person or group of Persons, in connection with any actions permitted by this Section 6.02(b), any information that in the good-faith determination of Chart constitutes commercially sensitive non-public information, other than in accordance with “clean room” or other similar procedures designed to limit any potential adverse effect on Chart from sharing such information; and

(iii) participate in discussions regarding the terms of such Chart Takeover Proposal and the negotiation of such terms with, and only with, the Person or group of Persons making such Chart Takeover Proposal (and its or their Representatives). Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in Section 6.02(a) and this Section 6.02(b) by any Affiliates of Chart or any of its or their Representatives shall constitute a breach of Section 6.02(a) and this Section 6.02(b) by Chart.

(c) Except as set forth below, neither the Chart Board nor any committee thereof shall (i) (A) withdraw (or qualify or modify in any manner adverse to Flowserve), or propose publicly to withdraw (or qualify or modify in any manner adverse to Flowserve), or otherwise make any statement inconsistent with, the Chart Recommendation, (B) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Chart Takeover Proposal or (C) fail to publicly recommend against any tender offer or exchange offer subject to Regulation 14D under the Exchange Act that constitutes a Chart Takeover Proposal (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by the stockholders of Chart) within ten Business Days after the commencement of such tender offer or exchange offer (any action in the foregoing clause (i) being referred to as a “Chart Adverse Recommendation Change”) or (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, or allow Chart or any of its Affiliates to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other Contract (other than a confidentiality agreement referred to in Section 6.02(b)(ii)) constituting or related to a Chart Takeover Proposal. Notwithstanding the foregoing, at any time prior to obtaining the Chart Stockholder Approval, but not after, the Chart Board may, subject to compliance with the terms of this Section 6.02 (including Section 6.02(d)), make a Chart Adverse Recommendation Change in response to (A) a Chart Takeover Proposal received after the execution of this Agreement that did not result from a breach of Section 6.02(a) (and has not then been withdrawn) if the Chart Board determines in good faith, after consultation with outside counsel and a financial advisor of nationally recognized reputation, that such Chart Takeover Proposal constitutes a Superior Chart Proposal or (B) a Chart Intervening Event, in the case of the foregoing clause (A) or (B), if the Chart Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that the failure to do so would be inconsistent with its fiduciary duties under applicable Law.

(d) The Chart Board and any committee thereof shall not, and shall cause Chart not to, make a Chart Adverse Recommendation Change pursuant to Section 6.02(c) unless (i) Chart first delivers to Flowserve a written notice (a “Chart Notice”) (which notice itself shall not constitute a Chart Adverse Recommendation Change) advising Flowserve that the Chart Board intends to take such action and specifying the reasons therefor, including (x) in the case of a proposed Chart Adverse Recommendation Change in response to a Superior Chart Proposal, the terms and conditions of such Superior Chart Proposal, the identity of the Person or group of Persons making such Superior Chart Proposal and copies of any Chart Takeover Proposal Materials in respect of such Superior Chart Proposal, or (y) in the case of a proposed Chart Adverse Recommendation Change in response to a Chart Intervening Event, a description of such Chart Intervening Event in reasonable detail, (ii) to the extent Flowserve wishes to negotiate, Chart makes itself available to negotiate with, and causes its Representatives to make themselves available to negotiate with, Flowserve in good faith during the four Business Days following receipt by Flowserve of the Chart Notice (the “Chart Notice Period”) in order to enable Flowserve to propose revisions to the terms of this Agreement or the Transactions so that the failure to make such a Chart Adverse Recommendation Change would no longer be inconsistent with the fiduciary duties of the Chart Board under applicable Law and (iii) following the Chart Notice Period, and after considering the results of any such negotiations and giving effect to any proposals, amendments or modifications made or agreed to by Flowserve, the Chart Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that (A) in the case of a Chart Adverse Recommendation Change in connection with a Chart Takeover Proposal, (1) such Chart Takeover Proposal continues to constitute a Superior Chart Proposal and (2) the failure to make a Chart Adverse Recommendation Change as a result thereof would be inconsistent with its fiduciary duties under applicable Law (it being understood and agreed that any amendment to any financial or other material term of the Chart Takeover Proposal that was previously the subject of the Chart Notice shall require a new Chart Notice pursuant to clause (i) of this provision) or (B) in the case of a Chart Adverse Recommendation Change in response to a Chart Intervening Event, (1) such Chart Intervening Event remains in effect and (2) the failure to make a Chart Adverse Recommendation Change as a result thereof would be inconsistent with its fiduciary duties under applicable Law (it being understood and agreed that any material changes to the circumstances surrounding such Chart Intervening Event that were previously the subject of the Chart Notice shall require a new Chart Notice pursuant to clause (i) of this provision).

(e) In addition to the obligations of Chart set forth above, Chart shall promptly, and in any event within twenty-four hours of the receipt thereof by Chart, any of its Affiliates or any of their respective Representatives (or within forty-eight hours of such receipt by any external Representatives), advise Flowserve orally and in writing of any Chart Takeover Proposal or any inquiry or proposal that would reasonably be expected to lead to a Chart Takeover Proposal, the material terms and conditions of any such Chart Takeover Proposal (including any changes thereto) and the identity of the Person or group of Persons making any such Chart Takeover Proposal and provide to Flowserve copies of any Chart Takeover Proposal Materials. Chart shall (i) keep Flowserve informed in all material respects and on a current basis of the status and details (including any change to the terms thereof) of any Chart Takeover Proposal and (ii) provide to Flowserve as soon as practicable after receipt or delivery thereof copies of all correspondence and other written material (including all proposals, counterproposals and drafts of agreements) exchanged between Chart or any Chart Subsidiary, on the one hand, and the Person or group of Persons making any such Chart Takeover Proposal, on the other hand, that describes any of the terms or conditions of any Chart Takeover Proposal (such correspondence and other written materials, “Chart Takeover Proposal Materials”).

(f) Nothing contained in this Section 6.02 shall prohibit Chart from complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act or making a customary “stop, look and listen” communication to the stockholders of Chart pursuant to Rule 14d-9(f) promulgated under the Exchange Act; provided, however, that in no event shall Chart or the Chart Board or any committee thereof take, or agree or resolve to take, any action prohibited by Section 6.02(c).

(g) For purposes of this Agreement:

“Chart Intervening Event” means any material event or development or material change in circumstances with respect to Chart and the Chart Subsidiaries, taken as a whole, that (i) was not known to, or reasonably foreseeable (with respect to magnitude or material consequences) by, the Chart Board (or any member thereof) as of, or prior to, the date hereof and (ii) does not involve or relate to the receipt, existence or terms of any Chart Takeover Proposal (or any proposal or inquiry that would reasonably be expected to lead to a Chart Takeover Proposal or direct and indirect consequence thereof); provided that (x) in no event shall any action that is taken by Flowserve to the extent required by the affirmative covenants set forth in Section 7.03, and the consequences of any such action, constitute a Chart Intervening Event and (y) in no event shall any change in the market price, trading volume or ratings of any securities or Indebtedness of Chart, any Chart Subsidiary, Flowserve or any Flowserve Subsidiary or the fact that, in and of itself, Chart or any Chart Subsidiary exceeds any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period constitute a Chart Intervening Event; provided, however, that the underlying causes of any such change or event may be considered in determining whether a Chart Intervening Event has occurred.

“Chart Takeover Proposal” means a bona fide proposal or offer (whether or not in writing) from any Person or group of Persons (other than Flowserve or any of the Flowserve Subsidiaries) relating to, in a single transaction or series of related transactions, any direct or indirect (i) acquisition of 20% or more of the consolidated assets of Chart and the Chart Subsidiaries, taken as a whole (based on the fair market value thereof, as determined in good faith by the Chart Board or any duly authorized committee thereof), or of assets to which 20% or more of Chart’s revenues or earnings on a consolidated basis are attributable, including in each case through the acquisition of one or more Chart Subsidiaries owning such assets, (ii) acquisition of 20% or more of the aggregate voting power of the capital stock of Chart (or options, rights or warrants to purchase, or securities convertible into, such interests), (iii) tender offer or exchange offer that if consummated would result in any Person or group of Persons (other than Flowserve or any of the Flowserve Subsidiaries) beneficially owning 20% or more of any class of Equity Interests of Chart or (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, spin-off, joint venture or similar transaction involving Chart pursuant to which any Person or group of Persons (or their equityholders) (other than Flowserve or any of the Flowserve Subsidiaries) would acquire, directly or indirectly, 20% or more of the consolidated assets of Chart and the Chart Subsidiaries, taken as a whole (based on the fair market value thereof, as determined in good faith by the Chart Board or any duly authorized committee thereof), or assets to which 20% or more of Chart’s net revenues or earnings on a consolidated basis are attributable or 20% or more of the aggregate voting power of Chart or of the surviving entity in a merger, consolidation, share exchange or other business combination involving Chart or the resulting direct or indirect parent of Chart or such surviving entity; provided, however, that this Agreement and the Transactions shall not be deemed a Chart Takeover Proposal.

“Superior Chart Proposal” means a bona fide written Chart Takeover Proposal, made after the date of this Agreement and that did not result from a breach of Section 6.02(a), that would result in any Person or group of Persons (or their equityholders) (other than Flowserve or any of its Affiliates) becoming, directly or indirectly, the beneficial owner of all or substantially all of the consolidated assets of Chart and the Chart Subsidiaries or more than 50% of the aggregate voting power of the capital stock of Chart, that the Chart Board has determined in its good-faith judgment (after consultation with outside counsel and a financial advisor of nationally recognized reputation) (i) is reasonably likely to be consummated in accordance with its terms (taking into account all legal, financial, regulatory and timing aspects of the proposal and the Person or group of Persons making the proposal) and (ii) if consummated, would result in a transaction more favorable to the stockholders of Chart from a financial point of view than the Transactions (after taking into account all of the terms and conditions of, and the likelihood of completion of, such offer and of this Agreement (including any proposed changes to the terms of this Agreement or the Transactions pursuant to Section 6.02(d) and the time likely to be required to consummate such Chart Takeover Proposal)).

SECTION 6.03. No Solicitation by Flowserve; Flowserve Recommendation. (a) Except as otherwise provided in this Agreement, from the date of this Agreement until the First Effective Time, Flowserve shall not, nor shall it authorize or permit any of its Affiliates or any of its or their respective Representatives to, directly or indirectly:

(i) initiate, induce, solicit, facilitate or knowingly encourage any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Flowserve Takeover Proposal;

(ii) engage or otherwise participate in any discussions or negotiations relating to any Flowserve Takeover Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Flowserve Takeover Proposal (other than to state that the terms of this provision prohibit such discussions or negotiations, or discussions solely to clarify the terms of a Flowserve Takeover Proposal);

(iii) furnish any information to any Person in connection with any Flowserve Takeover Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Flowserve Takeover Proposal; or

(iv) otherwise cooperate in any way with any Person (whether or not a Person making a Flowserve Takeover Proposal) with respect to any Flowserve Takeover Proposal or any inquiry or proposal that would reasonably be expected to lead to a Flowserve Takeover Proposal.

Flowserve shall, and shall cause its Affiliates and its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Flowserve Takeover Proposal or any inquiry or proposal that would reasonably be expected to lead to a Flowserve Takeover Proposal, request the prompt return or destruction of all confidential information previously furnished to any such Person or its Representatives and immediately terminate all physical and electronic data room access previously granted to any such Person or its Representatives.

(b) Notwithstanding the foregoing, at any time prior to obtaining the Flowserve Shareholder Approval, in response to a written Flowserve Takeover Proposal made after the date of this Agreement that the Flowserve Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes or would reasonably be expected to result in a Superior Flowserve Proposal, and which Flowserve Takeover Proposal did not result from a breach of Section 6.03(a), Flowserve and its Representatives at the request of Flowserve may, subject to compliance with Section 6.03(e):

(i) contact and engage in discussions with such Person or group of Persons making such Flowserve Takeover Proposal (and its or their Representatives) to clarify the terms and conditions thereof or to notify such Person or group of Persons (or its or their Representatives) of the provisions of this Section 6.03;

(ii) furnish information with respect to Flowserve and the Flowserve Subsidiaries to the Person or group of Persons making such Flowserve Takeover Proposal (and its Representatives) (provided that all such information has previously been provided to Chart or is provided to Chart prior to or substantially concurrently with the time it is provided to such Person or group of Persons) pursuant to a customary confidentiality agreement not less restrictive of such Person or group of Persons than the Confidentiality Agreement (except that such confidentiality agreement (i) need not include any “standstill” or similar obligations, but only to the extent that Chart is, concurrently with the entry by Flowserve or the Flowserve Subsidiaries into such confidentiality agreement, released from any “standstill” or similar obligations in the Confidentiality Agreement, (ii) shall not prohibit Flowserve from complying with this Section 6.03 or contain terms that would restrict in any manner Flowserve’s ability to consummate the Mergers or the other Transactions and (iii) shall not include any provision providing for an exclusive right to negotiate with Flowserve prior to the valid termination of this Agreement); provided, however, that if the Person or group of Persons making such Flowserve Takeover Proposal is a competitor of Flowserve or any Flowserve Subsidiary, Flowserve shall not furnish to such Person or group of Persons, in connection with any actions permitted by this Section 6.03(b), any information that in the good-faith determination of Flowserve constitutes commercially sensitive non-public information, other than in accordance with “clean room” or other similar procedures designed to limit any potential adverse effect on Flowserve from sharing such information; and

(iii) participate in discussions regarding the terms of such Flowserve Takeover Proposal and the negotiation of such terms with, and only with, the Person or group of Persons making such Flowserve Takeover Proposal (and its or their Representatives). Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in Section 6.03(a) and this Section 6.03(b) by any Affiliates of Flowserve or any of its or their Representatives shall constitute a breach of Section 6.03(a) and this Section 6.03(b) by Flowserve.

(c) Except as set forth below, neither the Flowserve Board nor any committee thereof shall (i) (A) withdraw (or qualify or modify in any manner adverse to Chart), or propose publicly to withdraw (or qualify or modify in any manner adverse to Chart), or otherwise make any statement inconsistent with, the Flowserve Recommendation, (B) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Flowserve Takeover Proposal or (C) fail to publicly recommend against any tender offer or exchange offer subject to Regulation 14D under the Exchange Act that constitutes a Flowserve Takeover Proposal (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by the shareholders of Flowserve) within ten Business Days after the commencement of such tender offer or exchange offer (any action in the foregoing clause (i) being referred to as a “Flowserve Adverse Recommendation Change”) or (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, or allow Flowserve or any of its Affiliates to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other Contract (other than a confidentiality agreement referred to in Section 6.03(b)(ii)) constituting or related to a Flowserve Takeover Proposal. Notwithstanding the foregoing, at any time prior to obtaining the Flowserve Shareholder Approval, but not after, the Flowserve Board may, subject to compliance with the terms of this Section 6.03 (including Section 6.03(d)), make a Flowserve Adverse Recommendation Change in response to (A) a Flowserve Takeover Proposal received after the execution of this Agreement that did not result from a breach of Section 6.03(a) (and has not then been withdrawn) if the Flowserve Board determines in good faith, after consultation with outside counsel and a financial advisor of nationally recognized reputation, that such Flowserve Takeover Proposal constitutes a Superior Flowserve Proposal or (B) a Flowserve Intervening Event, in the case of the foregoing clause (A) or (B), if the Flowserve Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that the failure to do so would be inconsistent with its fiduciary duties under applicable Law.

(d) The Flowserve Board and any committee thereof shall not, and shall cause Flowserve not to, make a Flowserve Adverse Recommendation Change pursuant to Section 6.03(c) unless (i) Flowserve first delivers to Chart a written notice (a “Flowserve Notice”) (which notice itself shall not constitute a Flowserve Adverse Recommendation Change) advising Chart that the Flowserve Board intends to take such action and specifying the reasons therefor, including (x) in the case of a proposed Flowserve Adverse Recommendation Change in response to a Superior Flowserve Proposal, the terms and conditions of such Superior Flowserve Proposal, the identity of the Person or group of Persons making such Superior Flowserve Proposal and copies of any Flowserve Takeover Proposal Materials in respect of such Superior Flowserve Proposal, or (y) in the case of a proposed Flowserve Adverse Recommendation Change in response to a Flowserve Intervening Event, a description of such Flowserve Intervening Event in reasonable detail, (ii) to the extent Chart wishes to negotiate, Flowserve makes itself available to negotiate with, and causes its Representatives to make themselves available to negotiate with, Chart in good faith during the four Business Days following receipt by Chart of the Flowserve Notice (the “Flowserve Notice Period”) in order to enable Chart to propose revisions to the terms of this Agreement or the Transactions so that the failure to make such a Flowserve Adverse Recommendation Change would no longer be inconsistent with the fiduciary duties of the Flowserve Board under applicable Law and (iii) following the Flowserve Notice Period, and after considering the results of any such negotiations and giving effect to any proposals, amendments or modifications made or agreed to by Chart, the Flowserve Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that (A) in the case of a Flowserve Adverse Recommendation Change in connection with a Flowserve Takeover Proposal, (1) such Flowserve Takeover Proposal continues to constitute a Superior Flowserve Proposal and (2) the failure to make a Flowserve Adverse Recommendation Change as a result thereof would be inconsistent with its fiduciary duties under applicable Law (it being understood and agreed that any amendment to any financial or other material term of the Flowserve Takeover Proposal that was previously the subject of the Flowserve Notice shall require a new Flowserve Notice pursuant to clause (i) of this provision) or (B) in the case of a Flowserve Adverse Recommendation Change in response to a Flowserve Intervening Event, (1) such Flowserve Intervening Event remains in effect and (2) the failure to make a Flowserve Adverse Recommendation Change as a result thereof would be inconsistent with its fiduciary duties under applicable Law (it being understood and agreed that any material changes to the circumstances surrounding such Flowserve Intervening Event that were previously the subject of the Flowserve Notice shall require a new Flowserve Notice pursuant to clause (i) of this provision).

(e) In addition to the obligations of Flowserve set forth above, Flowserve shall promptly, and in any event within twenty-four hours of the receipt thereof by Flowserve, any of its Affiliates or any of their respective Representatives (or within forty-eight hours of such receipt by any external Representatives), advise Chart orally and in writing of any Flowserve Takeover Proposal or any inquiry or proposal that would reasonably be expected to lead to a Flowserve Takeover Proposal, the material terms and conditions of any such Flowserve Takeover Proposal (including any changes thereto) and the identity of the Person or group of Persons making any such Flowserve Takeover Proposal and provide to Chart copies of any Flowserve Takeover Proposal Materials. Flowserve shall (i) keep Chart informed in all material respects and on a current basis of the status and details (including any change to the terms thereof) of any Flowserve Takeover Proposal and (ii) provide to Chart as soon as practicable after receipt or delivery thereof copies of all correspondence and other written material (including all proposals, counterproposals and drafts of agreements) exchanged between Flowserve or any Flowserve Subsidiary, on the one hand, and the Person or group of Persons making any such Flowserve Takeover Proposal, on the other hand, that describes any of the terms or conditions of any Flowserve Takeover Proposal (such correspondence and other written materials, “Flowserve Takeover Proposal Materials”).

(f) Nothing contained in this Section 6.03 shall prohibit Flowserve from complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act or making a customary “stop, look and listen” communication to the shareholders of Flowserve pursuant to Rule 14d-9(f) promulgated under the Exchange Act; provided, however, that in no event shall Flowserve or the Flowserve Board or any committee thereof take, or agree or resolve to take, any action prohibited by Section 6.03(c).

(g) For purposes of this Agreement:

“Flowserve Intervening Event” means any material event or development or material change in circumstances with respect to Flowserve and the Flowserve Subsidiaries, taken as a whole, that (i) was not known to, or reasonably foreseeable (with respect to magnitude or material consequences) by, the Flowserve Board (or any member thereof) as of, or prior to, the date hereof and (ii) does not involve or relate to the receipt, existence or terms of any Flowserve Takeover Proposal (or any proposal or inquiry that would reasonably be expected to lead to a Flowserve Takeover Proposal or direct and indirect consequence thereof); provided that (x) in no event shall any action that is taken by Chart to the extent required by the affirmative covenants set forth in Section 7.03, and the consequences of any such action, constitute a Flowserve Intervening Event and (y) in no event shall any change in the market price, trading volume or ratings of any securities or Indebtedness of Flowserve, any Flowserve Subsidiary, Chart or any Chart Subsidiary or the fact that, in and of itself, Flowserve or any Flowserve Subsidiary exceeds any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period constitute a Flowserve Intervening Event; provided, however, that the underlying causes of any such change or event may be considered in determining whether a Flowserve Intervening Event has occurred.

“Flowserve Takeover Proposal” means a bona fide proposal or offer (whether or not in writing) from any Person or group of Persons (other than Chart or any of the Chart Subsidiaries) relating to, in a single transaction or series of related transactions, any direct or indirect (i) acquisition of 20% or more of the consolidated assets of Flowserve and the Flowserve Subsidiaries, taken as a whole (based on the fair market value thereof, as determined in good faith by the Flowserve Board or any duly authorized committee thereof), or of assets to which 20% or more of Flowserve’s revenues or earnings on a consolidated basis are attributable, including in each case through the acquisition of one or more Flowserve Subsidiaries owning such assets, (ii) acquisition of 20% or more of the aggregate voting power of the capital stock of Flowserve (or options, rights or warrants to purchase, or securities convertible into, such interests), (iii) tender offer or exchange offer that if consummated would result in any Person or group of Persons (other than Chart or any of the Chart Subsidiaries) beneficially owning 20% or more of any class of Equity Interests of Flowserve or (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, spin-off, joint venture or similar transaction involving Flowserve pursuant to which any Person or group of Persons (or their equityholders) (other than Chart or any of the Chart Subsidiaries) would acquire, directly or indirectly, 20% or more of the consolidated assets of Flowserve and the Flowserve Subsidiaries, taken as a whole (based on the fair market value thereof, as determined in good faith by the Flowserve Board or any duly authorized committee thereof), or assets to which 20% or more of Flowserve’s net revenues or earnings on a consolidated basis are attributable or 20% or more of the aggregate voting power of Flowserve or of the surviving entity in a merger, consolidation, share exchange or other business combination involving Flowserve or the resulting direct or indirect parent of Flowserve or such surviving entity; provided, however, that this Agreement and the Transactions shall not be deemed a Flowserve Takeover Proposal.

“Superior Flowserve Proposal” means a bona fide written Flowserve Takeover Proposal, made after the date of this Agreement and that did not result from a breach of Section 6.03(a), that would result in any Person or group of Persons (or their equityholders) (other than Chart or any of its Affiliates) becoming, directly or indirectly, the beneficial owner of all or substantially all of the consolidated assets of Flowserve and the Flowserve Subsidiaries or more than 50% of the aggregate voting power of the capital stock of Flowserve, that the Flowserve Board has determined in its good-faith judgment (after consultation with outside counsel and a financial advisor of nationally recognized reputation) (i) is reasonably likely to be consummated in accordance with its terms (taking into account all legal, financial, regulatory and timing aspects of the proposal and the Person or group of Persons making the proposal) and (ii) if consummated, would result in a transaction more favorable to the shareholders of Flowserve from a financial point of view than the Transactions (after taking into account all of the terms and conditions of, and the likelihood of completion of, such offer and of this Agreement (including any proposed changes to the terms of this Agreement or the Transactions pursuant to Section 6.03(d) and the time likely to be required to consummate such Flowserve Takeover Proposal)).

ARTICLE VII

Additional Agreements

SECTION 7.01. Preparation of the Form S-4 and the Joint Proxy Statement; Chart Stockholders Meeting and Flowserve Shareholders Meeting. (a) As promptly as reasonably practicable following the date of this Agreement, Flowserve and Chart shall jointly prepare and cause to be filed with the SEC a joint proxy statement to be sent to the shareholders of Flowserve relating to the Flowserve Shareholders Meeting and the stockholders of Chart relating to the Chart Stockholders Meeting (together with any amendments or supplements thereto, the “Joint Proxy Statement”), and Flowserve shall prepare and cause to be filed with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus. Flowserve and Chart shall use their respective reasonable best efforts to cause the Joint Proxy Statement and the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing. As promptly as reasonably practicable after the Form S-4 is declared effective under the Securities Act, each of Flowserve and Chart shall distribute the Joint Proxy Statement to its respective shareholders or stockholders. Each of Chart and Flowserve shall furnish all information concerning itself and its Affiliates to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Joint Proxy Statement, and the Form S-4 and Joint Proxy Statement shall include all information reasonably requested by such other party to be included therein. Each of Chart and Flowserve shall promptly notify the other upon the receipt of any comments from the SEC or the staff of the SEC or any request from the SEC or the staff of the SEC for amendments or supplements to the Form S-4 or Joint Proxy Statement or for additional information and shall provide the other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Joint Proxy Statement, the Form S-4, the Mergers or the other Transactions and (ii) all orders of the SEC relating to the Form S-4. Each of Chart and Flowserve shall use its respective reasonable best efforts to respond as promptly as reasonably practicable to any comments from the SEC with respect to the Form S-4 or Joint Proxy Statement. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or filing or distributing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments from the SEC or the staff of the SEC with respect thereto, each of Chart and Flowserve (A) shall provide the other a reasonable opportunity to review and comment on such document or response, including the proposed final version of such document or response (unless, in the case of responding to comments from the SEC or the staff of the SEC, pursuant to a telephone call initiated by the SEC), (B) shall include in such document or response all comments reasonably proposed by the other and (C) shall not file or distribute such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed; provided that with respect to documents filed by a party that are incorporated by reference in the Form S-4 or Joint Proxy Statement, this right of approval shall apply only with respect to information relating to the other party or its business, financial condition or results of operations, or the combined entity. Each of Chart and Flowserve shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Merger Consideration for offering or sale in any jurisdiction, and each of Chart and Flowserve shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of Chart and Flowserve shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable state securities or “blue sky” laws and the rules and regulations thereunder in connection with the Transactions.

(b) If prior to the First Effective Time, any event occurs with respect to Flowserve or any Flowserve Subsidiary, or any change occurs with respect to other information supplied by Flowserve for inclusion in the Joint Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement or the Form S-4, Flowserve shall promptly notify Chart of such event, and Chart and Flowserve shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement or the Form S-4 and, as required by Law or Judgment, in disseminating the information contained in such amendment or supplement to the shareholders of Flowserve and the stockholders of Chart. Nothing in this Section 7.01(b) shall limit the obligations of any party under Section 7.01(a).

(c) If prior to the First Effective Time, any event occurs with respect to Chart or any Chart Subsidiary, or any change occurs with respect to other information supplied by Chart for inclusion in the Joint Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement or the Form S-4, Chart shall promptly notify Flowserve of such event, and Chart and Flowserve shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement or the Form S-4 and, as required by Law or Judgment, in disseminating the information contained in such amendment or supplement to the shareholders of Flowserve or the stockholders of Chart. Nothing in this Section 7.01(c) shall limit the obligations of any party under Section 7.01(a).

(d) Chart shall, in accordance with applicable Law and the Chart Charter and Chart By-Laws, convene and hold the Chart Stockholders Meeting as soon as reasonably practicable following the date after which the Form S-4 is declared effective. Without the prior written consent of Flowserve, the Chart Stockholders Meeting shall be for the sole purpose of seeking the Chart Stockholder Approval. Chart shall solicit the Chart Stockholder Approval and, subject to Section 6.02(c), shall, through the Chart Board, recommend to its stockholders that they give the Chart Stockholder Approval and shall include such recommendation in the Joint Proxy Statement, except to the extent that the Chart Board shall have made a Chart Adverse Recommendation Change as permitted by Section 6.02(c). Except as expressly contemplated by the immediately preceding sentence, Chart agrees that its obligations pursuant to this Section 7.01 shall not be affected by the commencement, public proposal, public disclosure or communication to Chart of any Chart Takeover Proposal or by the making of any Chart Adverse Recommendation Change by the Chart Board. Notwithstanding the foregoing provisions of this Section 7.01(d), Chart may, after consultation with Flowserve, adjourn, recess or postpone the Chart Stockholders Meeting (i) if it is necessary to postpone or adjourn the Chart Stockholders Meeting to ensure that any required supplement or amendment to the Joint Proxy Statement is provided to the stockholders of Chart within a reasonable amount of time in advance of the Chart Stockholders Meeting, (ii) if as of the time for which the Chart Stockholders Meeting is originally scheduled (as set forth in the Joint Proxy Statement) there are insufficient shares of Chart Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Chart Stockholders Meeting or (iii) to solicit additional proxies for the purpose of obtaining the Chart Stockholder Approval (including at the request of Flowserve in connection with the foregoing); provided that, without the prior written consent of Flowserve (such consent not to be unreasonably withheld, conditioned or delayed), the Chart Stockholders Meeting will not be postponed or adjourned (x) by more than 10 days or (y) with respect to the foregoing clause (ii), by more than 15 days after the date on which the Chart Stockholders Meeting was (or was required to be) originally scheduled, in each case excluding any adjournments or postponements required by applicable Law or Judgment and, provided, further, that the Chart Stockholders Meeting shall not be postponed or adjourned to a date on or after three (3) Business Days prior to the Outside Date.

(e) For the avoidance of doubt, notwithstanding any Chart Adverse Recommendation Change, Chart shall submit this Agreement to its stockholders for approval at the Chart Stockholders Meeting unless this Agreement is terminated in accordance with Article IX prior to the Chart Stockholders Meeting.

(f) Flowserve shall, in accordance with applicable Law and the Current Flowserve Charter and Flowserve By-Laws, convene and hold the Flowserve Shareholders Meeting as soon as reasonably practicable following the date after which the Form S-4 is declared effective. Without the prior written consent of Chart, the Flowserve Shareholders Meeting shall be for the sole purpose of seeking the Flowserve Share Issuance Approval and the Flowserve Charter Amendment Approvals (together, the “Flowserve Shareholder Approval”). Flowserve shall solicit the Flowserve Shareholder Approval and, subject to Section 6.03(c), shall, through the Flowserve Board, recommend to its shareholders that they give the Flowserve Shareholder Approval and shall include such recommendation in the Joint Proxy Statement, except to the extent that the Flowserve Board shall have made a Flowserve Adverse Recommendation Change as permitted by Section 6.03(c). Except as expressly contemplated by the immediately preceding sentence, Flowserve agrees that its obligations pursuant to this Section 7.01 shall not be affected by the commencement, public proposal, public disclosure or communication to Flowserve of any Flowserve Takeover Proposal or by the making of any Flowserve Adverse Recommendation Change by the Flowserve Board. Notwithstanding the foregoing provisions of this Section 7.01(f), if on or prior to a date for which the Flowserve Shareholders Meeting is scheduled, Flowserve may, after consultation with Chart, adjourn, recess or postpone the Flowserve Shareholders Meeting (i) if it is necessary to postpone or adjourn the Flowserve Shareholders Meeting to ensure that any required supplement or amendment to the Joint Proxy Statement is provided to the shareholders of Flowserve within a reasonable amount of time in advance of the Flowserve Shareholders Meeting, (ii) if as of the time for which the Flowserve Shareholders Meeting is originally scheduled (as set forth in the

Joint Proxy Statement) there are insufficient shares of Flowserve Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Flowserve Shareholders Meeting or (iii) to solicit additional proxies for the purpose of obtaining the Flowserve Shareholder Approval (including at the request of Chart in connection with the foregoing); provided that, without the prior written consent of Chart (such consent not to be unreasonably withheld, conditioned or delayed), the Flowserve Shareholders Meeting will not be postponed or adjourned (x) by more than 10 days or (y) with respect to the foregoing clause (ii), by more than 15 days after the date on which the Flowserve Shareholders Meeting was (or was required to be) originally scheduled, in each case excluding any adjournments or postponements required by applicable Law or Judgment; provided, further, that the Flowserve Shareholders Meeting shall not be postponed or adjourned to a date on or after three (3) Business Days prior to the Outside Date.

(g) For the avoidance of doubt, notwithstanding any Flowserve Adverse Recommendation Change, Flowserve shall submit the approval of the Share Issuance and each of the Charter Amendments to its shareholders at the Flowserve Shareholders Meeting unless this Agreement is terminated in accordance with Article IX prior to the Flowserve Shareholders Meeting.

(h) Each of Flowserve and Chart shall use their reasonable best efforts to hold the Flowserve Shareholders Meeting and the Chart Stockholders Meeting on the same day at the same time.

(i) Immediately following the execution and delivery of this Agreement by each of the parties hereto, Flowserve, as the sole stockholder of First Merger Sub, shall execute a written consent approving this Agreement and the First Plan of Merger, the First Merger and the other Transactions in accordance with the relevant provisions of the DGCL.

(j) Immediately following the execution and delivery of this Agreement by each of the parties hereto, Flowserve, as the sole member of Second Merger Sub, shall execute a written consent approving this Agreement and the Second Plan of Merger, the Second Merger and the other Transactions in accordance with the relevant provisions of the DLLCA.

SECTION 7.02. Access to Information; Confidentiality.

(a) Chart Books and Records. Subject to applicable Law and Judgment, Chart shall, and shall cause each Chart Subsidiary to, afford to Flowserve and to Flowserve’s Representatives reasonable access during normal business hours, upon reasonable advance notice, during the period from the date of this Agreement until the First Effective Time, to all their respective properties, assets, books, Contracts, commitments, personnel and records (other than to the extent relating to the negotiation and execution of this Agreement or, except as expressly provided in Section 6.02, to any Chart Takeover Proposal) and, during such period, Chart shall, and shall cause each of the Chart Subsidiaries to, furnish promptly to Flowserve (i) to the extent not publicly available, a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (ii) all other information concerning its business, properties and personnel as Flowserve may reasonably request; provided, however, that Chart may withhold any document or information the disclosure of which would cause a violation of any Contract or Law to which Chart or such Chart Subsidiary is a party or subject (provided that, in the case of any such Contract, Chart shall use its reasonable best efforts to obtain the required consent of the applicable counterparty to such access or disclosure) or the disclosure of which would be reasonably likely to risk a loss of legal privilege (provided that Chart shall use its commercially reasonable efforts to allow for such access or disclosure (or as much of it as possible) in a manner that would not be reasonably likely to risk a loss of legal privilege). If any material is withheld by Chart pursuant to the proviso to the preceding sentence, Chart shall, to the extent possible without violating an agreement or risking a loss of legal privilege, inform Flowserve as to the general nature of what is being withheld and use commercially reasonable efforts to develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Flowserve, including by implementing appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection (such as the arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided), if the parties hereto determine that doing so would reasonably permit the disclosure of such information without violating applicable Law, Judgment or confidentiality agreement or jeopardizing such privilege.

(b) Flowserve Books and Records. Subject to applicable Law and Judgment, Flowserve shall, and shall cause each Flowserve Subsidiary to, afford to Chart and to Chart’s Representatives reasonable access during normal business hours, upon reasonable advance notice, during the period from the date of this Agreement until the First Effective Time, to all their respective properties, assets, books, Contracts, commitments, personnel and records (other than to the extent relating to the negotiation and execution of this Agreement or, except as expressly provided in Section 6.02, to any Flowserve Takeover Proposal) and, during such period, Flowserve shall, and shall cause each of the Flowserve Subsidiaries to, furnish promptly to Chart (i) to the extent not publicly available, a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (ii) all other information concerning its business, properties and personnel as Chart may reasonably request; provided, however, that Flowserve may withhold any document or information the disclosure of which would cause a violation of any Contract or Law to which Flowserve or such Flowserve Subsidiary is a party or subject (provided that, in the case of any such Contract, Flowserve shall use its reasonable best efforts to obtain the required consent of the applicable counterparty to such access or disclosure) or the disclosure of which would be reasonably likely to risk a loss of legal privilege (provided that Flowserve shall use its commercially reasonable efforts to allow for such access or disclosure (or as much of it as possible) in a manner that would not be reasonably likely to risk a loss of legal privilege). If any material is withheld by Flowserve pursuant to the proviso to the preceding sentence, Flowserve shall, to the extent possible without violating an agreement or risking a loss of legal privilege, inform Chart as to the general nature of what is being withheld and use commercially reasonable efforts to develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Chart, including by implementing appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection (such as the arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided), if the parties hereto determine that doing so would reasonably permit the disclosure of such information without violating applicable Law, Judgment or confidentiality agreement or jeopardizing such privilege.

All information exchanged pursuant to this Section 7.02 shall be subject to the confidentiality agreement dated April 1, 2025 between Chart and Flowserve, as amended from time to time in accordance with its terms (the “Confidentiality Agreement”).

SECTION 7.03. Filings; Other Actions; Notification. (a) Chart and Flowserve shall, subject to Section 6.02 and Section 6.03, respectively, cooperate with each other and use, and shall cause their respective Subsidiaries to use, their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable Laws and Judgments to consummate and make effective the Mergers and (to the extent contemplated to occur by the Outside Date) the other Transactions prior to the Outside Date including by preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings (including by filing as soon as reasonably practicable after the date of this Agreement the notifications, filings and other information required to be filed in connection with the Required Regulatory Approvals) and to obtain prior to the Outside Date all Consents, authorizations and Regulatory Approvals necessary or advisable to be obtained from any third party or any Governmental Authority in order to consummate the Mergers or any of the other Transactions (in each case, as mutually agreed by the parties, taking into account the advice of antitrust counsel of each party). In furtherance and not in limitation of the covenants of the parties contained in this Section 7.03 (but subject to Section 7.03(c)), each of the parties hereto shall use its reasonable best efforts to resolve prior to the Outside Date such objections, if any, as may be asserted by any Governmental Authority in connection with any Antitrust Law or any Foreign Investment Law with respect to the Transactions and effect the dissolution of any Legal Restraint in any Action, that would otherwise have the effect of preventing the consummation of the Transactions (including by defending any lawsuits or other legal proceedings by Governmental Authorities, whether judicial or administrative, challenging this Agreement or the Transactions).

(b) Subject to applicable Laws relating to the exchange of information, each of Flowserve and Chart shall have the right to review in advance, and to the extent practicable each will consult the other on, all of the information relating to Flowserve or Chart, as the case may be, and any of their respective Affiliates, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Authority in connection with the Mergers and the other Transactions. To the extent permitted by applicable Law and Judgment, each party shall provide the other with copies of all substantive written correspondence between it (or its advisors) and any Governmental Authority relating to the Mergers and the other Transactions and, to the extent reasonably practicable and permitted by Law and the applicable Governmental Authority, all telephone calls and meetings with a Governmental Authority regarding the Transactions shall include representatives of Flowserve and Chart. Flowserve and Chart shall coordinate with respect to Antitrust Laws and Foreign Investment Laws and with respect to the appropriate course of action with respect to obtaining the Regulatory Approvals necessary or appropriate to consummate the Mergers and (to the extent contemplated to occur by the Outside Date) the other Transactions prior to the Outside Date. In furtherance of the foregoing and to the extent permitted by applicable Law and Judgment, (A) each party shall notify the other of any filing or material or substantive communication or inquiry it or any of its

Subsidiaries intends to make with any Governmental Authority relating to the matters that are the subject of this Section 7.03 sufficiently far in advance to permit the other party a reasonable opportunity to review and comment on such submission, (B) prior to submitting any such filing or making any such communication or inquiry, such party shall provide the other party and its counsel a reasonable opportunity to review, and shall consider in good faith the comments of the other party in connection with, any such filing, communication or inquiry, (C) promptly following the submission of such filing or making such communication or inquiry, provide the other party with a copy of any such filing or, if in written form, communication or inquiry, (D) consult with the other party in connection with any inquiry, hearing, investigation or litigation by, or negotiations with, any Governmental Authority relating to the Transactions, including the scheduling of, and strategic planning for, any meetings with any Governmental Authority relating thereto and (E) not agree to participate in any substantive meeting or discussion with any such Governmental Authority unless, to the extent reasonably practicable, it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate therein; provided that materials furnished pursuant to this Section 7.03 may be redacted as necessary to address reasonable attorney-client or other privilege concerns, to remove references concerning the valuation of either Flowserve or Chart, or as necessary to avoid disclosure of competitively sensitive information; provided further that competitively sensitive information shall be provided to the other party’s outside antitrust counsel without redaction (who shall not share such competitively sensitive information with their clients or any other Person). The parties shall jointly develop, and each of the parties shall consult and cooperate with one another, and consider in good faith the views of one another, with respect to (i) all communications and strategy for making filings under and obtaining any Regulatory Approvals with respect to Antitrust Laws or Foreign Investment Laws and for dealing with any Governmental Authority with respect to all Antitrust Laws or Foreign Investment Laws, and (ii) the defense strategy for dealing with any Actions challenging (or threatening to challenge), and any Legal Restraints preventing (or threatening to prevent), this Agreement or the consummation of the Transactions. Chart and Flowserve shall not, and shall cause their respective Affiliates not to, (A) commit to or agree with any Governmental Authority to stay, toll or extend any applicable waiting period under, or enter into a timing agreement with respect to, any Antitrust Law or any Foreign Investment Law or (B) pull and refile any filing made under the HSR Act, in the case of each of the foregoing clauses (A) and (B) without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed.

(c) Notwithstanding anything to the contrary in this Section 7.03 or any other provision of this Agreement, in no event shall Flowserve or the Flowserve Subsidiaries (including, after the First Effective Time, the Initial Surviving Company or the Final Surviving Company, as applicable, and their respective Subsidiaries) or Chart or the Chart Subsidiaries be required to agree to or accept, in each case whether prior to, as a condition of, or after giving effect to the Transactions, (i) any prohibition of or limitation on its or their ownership of any portion of their respective businesses or assets, (ii) any requirement to divest, hold separate, sell, license or otherwise dispose of any portion of its or their respective businesses or assets, (iii) any requirement to terminate, amend or replace any of its or their respective existing relationships or contractual rights and obligations, (iv) any prohibition of or limitation on its or their ability to acquire or hold or exercise full rights of ownership of any capital stock of any of the Flowserve Subsidiaries, Chart, the Initial Surviving Company or the Final Surviving Company, or their respective Subsidiaries or (v) any other limitation on its or their ability to, or the manner in which they, operate, conduct or exercise decision-making over their respective businesses, assets or operations (any such action or limitation described in clauses (i) through (v), a “Restriction”); provided, however, that Flowserve and the Flowserve Subsidiaries or Chart and the Chart Subsidiaries, as the case may be, shall be required to agree to or accept, in each case subject to the last sentence of this Section 7.03(c), Permitted Restrictions to the extent (and solely to the extent) necessary to obtain the Required Regulatory Approvals prior to the Outside Date. “Permitted Restriction” shall mean any Restriction of the type described in clauses (ii) and (iii) of the definition of Restriction that, individually or in the aggregate with all other Restrictions of the type described in clauses (ii) and (iii) of the definition thereof, would not reasonably be expected to be material to the business, properties, financial condition or results of operations of the Combined Company, taken as a whole. In addition, notwithstanding anything to the contrary in this Agreement, neither Flowserve nor Chart shall be required to, in connection with obtaining any Consents hereunder, propose, negotiate, agree to, commit to, accept or make, or cause to be proposed, negotiated, agreed to, committed to, accepted or made, (x) the taking of any action or imposition of any Restriction, the effectiveness or consummation of which is not conditional upon the occurrence of the Closing, (y) any amendments or modifications to any of the terms of this Agreement or (z) any non-de minimis payment to any third party in order to seek or obtain such third party’s Consent with respect to the Transactions.

(d) Chart and Flowserve each shall, upon written request by the other, promptly furnish the other with all information concerning itself, its Affiliates, directors, officers and shareholders and such other matters as may be required or reasonably requested in connection with any statement, filing, notice or application necessary or advisable to be made by or on behalf of Flowserve, Chart or any of their respective Subsidiaries to any third party or any Governmental Authority in order to consummate the Mergers or any of the other Transactions.

(e) Chart and Flowserve each shall keep the other reasonably apprised of the status of matters relating to completion of the Transactions, including promptly furnishing the other with copies of notices or other communications received by Chart or Flowserve, as the case may be, or any of their respective Subsidiaries from any third party or any Governmental Authority with respect to the Mergers and the other Transactions, other than immaterial communications.

(f) Flowserve and Chart shall not, and shall not permit any Flowserve Subsidiary or Chart Subsidiary, as applicable, to enter into a definitive agreement after the date of this Agreement providing for, or consummate, any acquisition, merger, joint venture, partnership, licensing agreement, collaboration or any other similar type of transaction, in each case, that would reasonably be expected to prevent or materially delay any required approvals or the expiration or termination of the applicable waiting period under the HSR Act or any other Antitrust Laws or Foreign Investment Laws applicable to the Transactions.

SECTION 7.04. Employee Matters. (a) The Combined Company agrees that each employee of Flowserve and each Flowserve Subsidiary and each employee of Chart and each Chart Subsidiary who continues to remain employed with the Combined Company and its Subsidiaries immediately following the First Effective Time (each such employee, a “Continuing Employee”) shall, during the period commencing at the First Effective Time and ending on the first anniversary of the First Effective Time (or, if sooner, until the date of termination of employment), be provided with (i) a base salary or base wage rate, as applicable, that is no less favorable than the base salary or base wage rate, as applicable, provided to such Continuing Employee immediately prior to the First Effective Time, (ii) target annual cash bonus opportunities that are no less favorable than the target annual cash bonus opportunities provided to such Continuing Employee immediately prior to the First Effective Time; provided that the Combined Company may adjust performance targets or metrics under its annual bonus plans, programs or arrangements in the ordinary course in accordance with the terms of such plans, programs, and arrangements, (iii) severance policies that are no less favorable than the severance policies provided to such Continuing Employee immediately prior to the First Effective Time (which shall be the severance policies set forth on Section 4.10(a) of the Flowserve Disclosure Letter or Section 5.10(a) of the Chart Disclosure Letter, as may be amended in accordance with the terms of this Agreement) and (iv) other compensation and benefits (excluding for this purpose defined benefit pension, post-employment health and welfare benefits not required by Law, equity-based compensation and change of control, retention or other one-time awards (collectively, “Excluded Benefits”)) that are substantially comparable in the aggregate to the compensation and benefits provided to such Continuing Employee immediately prior to the First Effective Time.

(b) For the plan year in which the First Effective Time occurs and with respect to any medical, dental or other welfare benefits that are provided under Benefit Plans that Continuing Employees may be eligible to participate in following the First Effective Time, the Combined Company shall use commercially reasonable efforts to cause (i) any pre-existing condition exclusions or waiting periods to be waived under such Benefit Plans for Continuing Employees and their covered dependents except to the extent such conditions or exclusions were applicable to and were not satisfied by such Continuing Employees and/or their covered dependents under the applicable Chart Benefit Plan or Flowserve Benefit Plan prior to the First Effective Time and, (ii) with respect to the plan year during which the First Effective Time occurs, any eligible expenses or costs incurred by a Continuing Employee and their covered dependents under the applicable Chart Benefit Plan or Flowserve Benefit Plan prior to the First Effective Time to be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket requirements under such Benefit Plans applicable to such Continuing Employee and their covered dependents following the First Effective Time.

(c) From and after the First Effective Time, the Combined Company shall use commercially reasonable efforts to provide credit to Continuing Employees for their service with Chart and any Chart Subsidiary or Flowserve and any Flowserve Subsidiary, as applicable, as of the First Effective Time for purposes of eligibility, vesting, continuous service, determination of service awards, vacation, paid time off and severance entitlements to the same extent and for the same purposes as such service was credited under the Chart Benefit Plans or Flowserve Benefit Plans, as applicable; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits or compensation or with respect to any Excluded Benefit.

(d) Prior to making any written or material oral communications with respect to the Transactions to the employees of either Flowserve or Chart, the parties shall provide the other with a copy of the intended communication and a reasonable period of time to review and comment on the communication.

(e) Notwithstanding the foregoing, with respect to any Continuing Employee who is, or becomes, subject to a collective bargaining or similar agreement, all compensation, benefits and other terms and conditions of employment afforded to such Continuing Employee shall be provided in accordance with such collective bargaining agreement or other agreement with a labor union or like organization and the terms of this Section 7.04 shall not apply.

(f) The provisions of this Section 7.04 are solely for the benefit of the parties to this Agreement, and no labor union or labor organization, collective bargaining unit, works council or other labor organization, current or former employee or any other individual associated with any of the foregoing, is or shall be regarded for any purpose as a third-party beneficiary to this Agreement. Notwithstanding anything to the contrary in this Agreement, no provision of this Agreement is intended to, or does, (i) constitute the establishment of, or an amendment to, any Benefit Plan, (ii) alter or limit the ability of Flowserve or Chart to amend, modify or terminate any Benefit Plan or any other benefit plan, program, agreement or arrangement, (iii) give any third party any right to enforce the provisions of this Section 7.04, (iv) prevent the Combined Company or any of its Subsidiaries, after the First Effective Time, from terminating the employment of any employee or (v) be deemed to confer upon any such individual or legal representative any rights under or with respect to any plan, program or arrangement described in or contemplated by this Agreement, and each such individual or legal representative shall be entitled to look only to the express terms of any such plan, program or arrangement for his or her rights thereunder.

(g) Prior to the First Effective Time, the parties shall reasonably cooperate with each other with respect to any obligations thereof under applicable Laws or any collective bargaining agreements, labor contracts, or other Contracts with any labor organization, union, works council or association for the representation of employees, in each case to inform and/or consult with any labor union, labor organization, works council or any other employee representative body in connection with the Transactions.

SECTION 7.05. Flowserve Equity-Based Awards. Prior to the First Effective Time, the Flowserve Board (or, if appropriate, any committee thereof administering the Flowserve Stock Plans) shall adopt such resolutions and take such other actions as may be required to provide that each Flowserve Stock Option, Flowserve RSU and Flowserve PSU shall remain outstanding following the First Effective Time and shall be subject to the same vesting and other terms and conditions (including any applicable terms relating to accelerated vesting upon qualifying terminations of employment) as applied prior to the First Effective Time (provided, however, that any Flowserve PSU shall be deemed as of the First Effective Time to have achieved the performance vesting levels specified in Section 7.05 of the Flowserve Disclosure Letter and thereafter shall be subject only to service-based vesting conditions and no longer subject to achievement of applicable performance goals).

SECTION 7.06. Chart Equity-Based Awards. (a) Prior to the First Effective Time, the Chart Board (or, if appropriate, any committee thereof administering the Chart Stock Plans) shall adopt such resolutions and take such other actions as may be required to provide that:

(i) Each Chart Stock Option outstanding immediately prior to the First Effective Time shall, automatically and without any required action on the part of the holder thereof, be converted into a stock option (“Assumed Stock Option”) with respect to a number of shares of Flowserve Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Chart Common Stock subject to such Chart Stock Option immediately prior to the First Effective Time and (ii) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of Chart Common Stock of such Chart Stock Option immediately prior to the First Effective Time divided by (B) the Exchange Ratio, and otherwise subject to the same terms and conditions as were applicable to such Chart Stock Option immediately prior to the First Effective Time. The number of shares of Flowserve Common Stock subject to, and the exercise price of, any Assumed Stock Option shall be determined in a manner consistent with the requirements of Section 409A of the Code.

(ii) Each Chart RSU outstanding immediately prior to the First Effective Time shall, automatically and without any required action on the part of the holder thereof, be converted into and become a right to receive a number of shares of Flowserve Common Stock equal to the product of (i) the number of shares of Chart Common Stock subject to each Chart RSU immediately prior to the First Effective Time, including any accrued but unpaid dividends or dividend equivalents in respect of such Chart RSU, and (ii) the Exchange Ratio, and otherwise subject to the same terms and conditions as were applicable to such Chart RSU immediately prior to the First Effective Time.

(iii) Each Chart PSU outstanding immediately prior to the First Effective Time shall, automatically and without any required action on the part of the holder thereof, be converted into and become a right to receive a number of shares of Flowserve Common Stock (an “Assumed PSU”) equal to the product of (i) the number of shares of Chart Common Stock subject to each Chart PSU immediately prior to the First Effective Time, including any accrued but unpaid dividends or dividend equivalents in respect of such Chart PSU (with all applicable performance measures deemed to be satisfied at the levels specified in Section 7.06 of the Chart Disclosure Letter), and (ii) the Exchange Ratio, and otherwise subject to the same terms and conditions as were applicable to such Chart PSU immediately prior to the First Effective Time (except that such Assumed PSUs, including any dividends or dividend equivalents in respect of such Assumed PSUs, shall be subject only to service-based vesting conditions and no longer subject to achievement of applicable performance goals).

(b) As soon as practicable after the First Effective Time, Flowserve shall prepare and file with the SEC a Form S-8 (or file such other appropriate form) registering a number of shares of Flowserve Common Stock necessary to fulfill Flowserve’s obligations under this Section 7.06.

SECTION 7.07. Indemnification, Exculpation and Insurance. (a) From and after the First Effective Time, the Combined Company agrees that all rights to indemnification, advancement of expenses and exculpation of each former and present director or officer of Flowserve or Chart or any of their respective Subsidiaries and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request of Flowserve or Chart or any of their respective Subsidiaries (each, together with such Person’s heirs, executors or administrators, an “Indemnified Party”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any Action, whether civil, criminal, administrative or investigative, with respect to matters existing or occurring at or prior to the First Effective Time (including this Agreement and the Transactions), arising out of or pertaining to the fact that the Indemnified Party is or was an officer or director of Flowserve or Chart or any of their respective Subsidiaries or is or was serving at the request of Flowserve or Chart or any of their respective Subsidiaries as a director or officer of another Person, whether asserted or claimed prior to, at or after the First Effective Time as provided in their respective certificates of incorporation or by-laws (or comparable Organizational Documents) as in effect on the date of this Agreement or in any agreement set forth in Section 7.07 of the Chart Disclosure Letter to which Chart or any of the Chart Subsidiaries is a party or in any agreement set forth in Section 7.07 of the Flowserve Disclosure Letter to which Flowserve or any Flowserve Subsidiary is a party, shall survive the Mergers and continue in full force and effect in accordance with their terms. For a period of six years from the First Effective Time, the Combined Company shall not amend, release or otherwise modify any such provisions or the indemnification, exculpation or advancement of expenses provisions of the Current Flowserve Charter, the Chart Charter or any of its Subsidiaries’ (including the Final Surviving Company’s) certificates of incorporation or by-laws or similar Organizational Documents in effect immediately prior to the First Effective Time in any manner that would adversely affect the rights thereunder of any individual who immediately before the First Effective Time was an Indemnified Party; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim.

(b) For a period of six years from and after the First Effective Time, the Combined Company shall cause to be maintained in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the date of this Agreement by Chart and the Chart Subsidiaries from a carrier with comparable or better credit ratings to Chart’s existing directors’ and officers’ insurance and fiduciary liability insurance policy carrier and on terms and conditions not less favorable to the insured Persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by Chart with respect to claims arising from facts, events, acts or omissions that occurred on or before the First Effective Time (including this Agreement and the Transactions). In lieu of the foregoing, Chart may in its discretion purchase, and Flowserve may in its discretion purchase if Chart declines to do so, a “tail” directors’ and officers’ liability insurance and fiduciary liability insurance policy covering the six-year period from and after the First Effective Time from a carrier with comparable or better credit ratings to Chart’s existing directors’ and officers’ insurance and fiduciary liability insurance policy carrier and on terms and conditions not less favorable to the insured Persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by Chart with respect to claims arising from facts, events, acts or omissions that occurred on or before the First Effective Time.

(c) In the event that the Combined Company, the Final Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Combined Company or the Final Surviving Company shall cause proper provision to be made so that the successors and assigns of the Combined Company or the Final Surviving Company, as the case may be, assume the obligations set forth in this Section 7.07.

(d) The provisions of this Section 7.07 (i) shall survive consummation of the Mergers, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Indemnified Parties), his or her heirs and his or her representatives and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

SECTION 7.08. Financing Cooperation. From and after the date of this Agreement, and through the earlier of the Closing and the date on which this Agreement is terminated in accordance with Article IX, each of Flowserve and Chart shall, and each shall cause its respective Subsidiaries and use reasonable best efforts to cause its and their respective Representatives (including their auditors) to, use their respective reasonable best efforts to provide such customary cooperation as is reasonably requested by the other party (at the requesting party’s expense) in connection with (a) the arrangement and consummation of any financing in connection with the Transactions, (b) any tender or exchange offers, and any related consent solicitations, with respect to any or all of the outstanding notes, debentures or other debt securities of Flowserve, Chart or any of their respective Subsidiaries or (c) the payoff, redemption, satisfaction, discharge or defeasance of any existing Indebtedness of Flowserve, Chart or any of their respective Subsidiaries.

SECTION 7.09. Transaction Litigation. From and after the date of this Agreement and until the termination of this Agreement in accordance with Article IX, in the event that any litigation or other Action is commenced or, to the Knowledge of either Flowserve or Chart, threatened by a shareholder or holder of any Equity Interests of Chart or Flowserve against the same or its directors or executive officers relating to the Mergers or any of the other Transactions, Chart or Flowserve, as applicable, shall keep the other party reasonably informed, consult with the other party regarding and give the other party the opportunity to participate in (but not control) the defense and settlement of any such litigation or other Action, and the parties shall reasonably cooperate with respect to any such litigation or other Action. Without limiting the generality of the foregoing, neither Chart, Flowserve or either of their respective Representatives shall cease to defend, consent to the entry of any judgment or agree to or propose any settlement of any such litigation or other Action without the other party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

SECTION 7.10. Section 16 Matters. Prior to the First Effective Time, Chart and the Flowserve Parties each shall take all such steps as may be required to cause (a) any dispositions of Chart Capital Stock (including derivative securities) resulting from the Transactions by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Chart immediately prior to the First Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act and (b) any acquisitions of Flowserve Capital Stock (including derivative securities) resulting from the Mergers and the other Transactions, by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Flowserve to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 7.11. Public Announcements. Except with respect to any Chart Adverse Recommendation Change or Flowserve Adverse Recommendation Change made in accordance with the terms of this Agreement, Flowserve and Chart shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude is required by applicable Law or Judgment (including obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system). Chart and Flowserve agree that the initial press release to be issued with respect to the Transactions shall be in the form heretofore agreed to by the parties hereto. Notwithstanding the foregoing sentences of this Section 7.11, Flowserve and Chart may make any oral or written public announcements, releases or statements without complying with the foregoing requirements if the substance of such announcements, releases or statements was publicly disclosed and previously subject to the foregoing requirements.

SECTION 7.12. Stock Exchange Listing. Flowserve shall use its reasonable best efforts to cause the shares of Flowserve Common Stock and, if applicable, Flowserve Preferred Stock to be issued as Merger Consideration to be approved for listing on NYSE, subject to official notice of issuance, prior to the Closing Date.

SECTION 7.13. Stock Exchange De-Listing. Each of Flowserve and Chart shall use its reasonable best efforts to cause the shares of Chart Common Stock, Chart Preferred Stock and any other securities of Chart to be de-listed from the NYSE and de-registered under the Exchange Act as soon as reasonably practicable following the First Effective Time.

SECTION 7.14. Intended Tax Treatment

(a) The parties intend that (i) the First Merger and the Second Merger be treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations, (ii) Flowserve, Chart, First Merger Sub and Second Merger Sub each be a party to the reorganization within the meaning of Section 368(b) of the Code and (iii) this Agreement constitutes a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g).

(b) Each of Flowserve and Chart shall not take any action or fail to take any action, and shall cause their Affiliates not to take any action or fail to take any action, in each case, that reasonably would be expected to cause the Mergers to fail to qualify for the Intended Tax Treatment, other than actions that are expressly provided for in this Agreement.

(c) Each of Flowserve and Chart shall use reasonable best efforts to comply with reasonable requests made by the other party to determine the qualification of the Mergers for the Intended Tax Treatment and, if requested by either party (including in connection with the Closing or the filing of the Form S-4), will cooperate with one another to obtain an opinion of counsel to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Mergers should qualify for the Intended Tax Treatment, including by providing tax representation letters to such counsel in connection with such opinion containing such customary representations, warranties and covenants as are reasonably necessary or appropriate; provided, that in the event that any tax opinion is required to be provided in connection with the Form S-4, tax counsel to Flowserve shall provide such opinion, subject to customary modifications and limitations, and Chart shall reasonably cooperate with Flowserve with respect to such opinion in accordance with the preceding provisions of this Section 7.14(c).

(d) Each of Flowserve and Chart acknowledges and agrees that its respective specific obligations to effect the Mergers are not subject to any condition or contingency with respect to the qualification of the Mergers for the Intended Tax Treatment.

SECTION 7.15. Takeover Statutes. If any Takeover Statute is or may become applicable to the Mergers or the other Transactions, each of the parties hereto and its respective Board of Directors shall (a) grant such approvals and take all such actions as are legally permissible so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise act to eliminate or minimize the effects of any such Takeover Statute on the Transactions.

SECTION 7.16. Flowserve Name Change Approval. If the Flowserve Name Change Approval is not received at the Flowserve Shareholders Meeting or any adjournment or postponement thereof, the Combined Company shall cause the Name Change Charter Amendment to be submitted to the holders of shares of Flowserve Common Stock for their approval at the next annual meeting of its shareholders occurring following the Closing Date, and the Combined Company and the Combined Company Board shall recommend that the holders of shares of Flowserve Common Stock vote in favor of, and use reasonable best efforts to take all action necessary to obtain, the Flowserve Name Change Approval at such annual meeting and cause the Name Change Charter Amendment to become effective immediately after the receipt of the Flowserve Name Change Approval.

ARTICLE VIII

Conditions Precedent

SECTION 8.01. Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligation of each party to effect the Mergers is subject to the satisfaction or waiver on or prior to the Closing of the following conditions:

(a) Shareholder Approvals. The Flowserve Share Issuance Approval, the Flowserve Authorized Shares Approval and the Chart Stockholder Approval shall have been obtained.

(b) Listing. The shares of (i) Flowserve Common Stock issuable as Common Stock Consideration and (ii), if applicable, Flowserve Preferred Stock issuable as Preferred Stock Consideration shall have been approved for listing on NYSE, subject to official notice of issuance.

(c) Required Regulatory Approvals. The Required Regulatory Approvals shall have been obtained.

(d) No Legal Restraints. No Legal Restraint shall be in effect that prevents, makes illegal, enjoins or prohibits the consummation of the Mergers.

(e) Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no Action for that purpose shall have been initiated or threatened by the SEC.

SECTION 8.02. Conditions to the Flowserve Parties’ Obligations to Effect the Mergers. The obligations of the Flowserve Parties to consummate the Mergers are further subject to the satisfaction or waiver on or prior to the Closing of the following conditions:

(a) Representations and Warranties of Chart. (i) The representations and warranties of Chart contained in this Agreement (except for the Chart Fundamental Representations) shall be true and correct (without giving effect to any limitation as to “materiality” or “Chart Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Chart Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Chart Material Adverse Effect;

(ii) the representations and warranties of Chart contained in Section 5.08(a) (Absence of Certain Changes and Events—Chart Material Adverse Effect) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time;

(iii) the representations and warranties of Chart contained in Section 5.02(a) (Capital Structure) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except for any de minimis inaccuracies; and

(iv) each of the representations and warranties of Chart contained in Section 5.01 (Organization, Standing and Power), Section 5.02(b) and (c) (Capital Structure—Issuance; Equity Interest Obligations), Section 5.04 (Authority; Execution and Delivery; Enforceability), Section 5.05(a)(i)(A) (No Conflicts; Consents—Organizational Documents), Section 5.24 (Brokers’ Fees and Expenses) and Section 5.25 (Opinion of Financial Advisor) that are qualified by materiality or “Chart Material Adverse Effect” shall be true and correct in all respects and those not so qualified shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b) Performance of Obligations of Chart. Chart shall have performed in all material respects all obligations required to be performed by it at or prior to the Closing under this Agreement.

(c) Absence of Chart Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Chart Material Adverse Effect.

(d) Certificate of Chart. Flowserve shall have received a certificate signed on behalf of Chart by an executive officer of Chart confirming the matters set forth in Section 8.02(a) (Representations and Warranties of Chart), Section 8.02(b) (Performance of Obligations of Chart) and Section 8.02(c) (Absence of Chart Material Adverse Effect) as of the Closing.

SECTION 8.03. Conditions to Chart’s Obligation to Effect the Mergers. The obligation of Chart to consummate the Mergers is further subject to the satisfaction or waiver on or prior to the Closing of the following conditions:

(a) Representations and Warranties of Flowserve. (i) The representations and warranties of Flowserve contained in this Agreement (except for the Flowserve Fundamental Representations) shall be true and correct (without giving effect to any limitation as to “materiality” or “Flowserve Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Flowserve Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Flowserve Material Adverse Effect;

(i) the representations and warranties of Flowserve contained in Section 4.08(a) (Absence of Certain Changes and Events—Flowserve Material Adverse Effect) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time;

(ii) the representations and warranties of Flowserve contained in Section 4.02(a) (Capital Structure) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except for any de minimis inaccuracies; and

(iii) each of the representations and warranties of Flowserve contained in Section 4.01 (Organization, Standing and Power), Section 4.02(b) and (c) (Capital Structure—Issuance; Equity Interest Obligations) Section 4.04 (Authority; Execution and Delivery; Enforceability), Section 4.05(a)(i)(A) (No Conflicts; Consents—Organizational Documents), Section 4.24 (Brokers’ Fees and Expenses) and Section 4.25 (Opinion of Financial Advisor) that are qualified by materiality or “Flowserve Material Adverse Effect” shall be true and correct in all respects and those not so qualified shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b) Performance of Obligations of the Flowserve Parties. The Flowserve Parties shall have performed in all material respects all obligations required to be performed by them at or prior to the Closing under this Agreement.

(c) Absence of Flowserve Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Flowserve Material Adverse Effect.

(d) Certificate of Flowserve. Chart shall have received a certificate signed on behalf of Flowserve by an executive officer of Flowserve, confirming the matters set forth in Section 8.03(a) (Representations and Warranties of the Flowserve Parties), Section 8.03(b) (Performance of Obligations of the Flowserve Parties) and Section 8.03(c) (Absence of Flowserve Material Adverse Effect) as of the Closing.

ARTICLE IX

Termination, Amendment and Waiver

SECTION 9.01. Termination. This Agreement may be terminated at any time prior to the First Effective Time, whether before or after the receipt of the Chart Stockholder Approval or the Flowserve Shareholder Approval, as follows:

(a) by mutual written consent of Chart and Flowserve;

(b) by either Chart or Flowserve:

(i) if the First Merger is not consummated on or before June 3, 2026 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.01(b)(i) shall not be available to any party hereto if such failure of the First Merger to occur on or before the Outside Date is a proximate result of a breach of this Agreement by such party (including, in the case of Flowserve, First Merger Sub and Second Merger Sub);

(ii) if the condition set forth in Section 8.01(d) (No Legal Restraints) is not satisfied and the Legal Restraint giving rise to such non-satisfaction shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 9.01(b)(ii) shall not be available to any party hereto if such non-satisfaction or Legal Restraint is a proximate result of a breach of this Agreement by such party (including, in the case of Flowserve, First Merger Sub and Second Merger Sub);

(iii) if the Flowserve Share Issuance Approval or the Flowserve Authorized Shares Approval is not obtained at the Flowserve Shareholders Meeting duly convened (unless such Flowserve Shareholders Meeting has been postponed or adjourned, in which case at the final postponement or adjournment thereof); or

(iv) if the Chart Stockholder Approval is not obtained at the Chart Stockholders Meeting duly convened (unless such Chart Stockholders Meeting has been postponed or adjourned, in which case at the final postponement or adjournment thereof);

(c) by Chart, if a Flowserve Party breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of a Flowserve Party contained herein fails to be true and correct, which breach or failure (i) would give rise to the failure of a condition set forth in Section 8.03(a) (Representations and Warranties of the Flowserve Parties) or 8.03(b) (Performance of Obligations of the Flowserve Parties) and (ii) is not reasonably capable of being cured by the Outside Date or, if reasonably capable of being so cured, is not cured by such Flowserve Party within 45 days after receiving written notice of such breach from Chart (subject to the Outside Date); provided that Chart shall not have the right to terminate this Agreement pursuant to this Section 9.01(c) if Chart is then in material breach of any of its representations, warranties, obligations or agreements under this Agreement in a manner such that a condition set forth in Section 8.02(a) (Representations and Warranties of Chart) or Section 8.02(b) (Performance of Obligations of Chart) would not be satisfied;

(d) by Flowserve, if Chart breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of Chart contained herein fails to be true and correct, which breach or failure (i) would give rise to the failure of a condition set forth in Section 8.02(a) (Representations and Warranties of Chart) or 8.02(b) (Performance of Obligations of Chart) and (ii) is not reasonably capable of being cured by the Outside Date or, if reasonably capable of being so cured, is not cured by Chart within 45 days after receiving written notice of such breach from Flowserve (subject to the Outside Date); provided that Flowserve shall not have the right to terminate this Agreement pursuant to this Section 9.01(d) if a Flowserve Party is then in material breach of any of its representations, warranties, obligations or agreements under this Agreement in a manner such that a condition set forth in Section 8.03(a) (Representations and Warranties of the Flowserve Parties) or Section 8.03(b) (Performance of Obligations of the Flowserve Parties) would not be satisfied;

(e) by Chart, in the event that (i) a Flowserve Adverse Recommendation Change shall have occurred or (ii) Flowserve shall have failed to include in the Joint Proxy Statement the Flowserve Recommendation; provided, however, that Chart will not have the right to terminate this Agreement pursuant to this Section 9.01(e) if the Flowserve Shareholder Approval has been obtained; or

(f) by Flowserve, in the event that (i) a Chart Adverse Recommendation Change shall have occurred or (ii) Chart shall have failed to include in the Joint Proxy Statement the Chart Recommendation; provided, however, that Flowserve will not have the right to terminate this Agreement pursuant to this Section 9.01(f) if the Chart Stockholder Approval has been obtained.

The party desiring to terminate this Agreement (other than pursuant to Section 9.01(a)) shall give written notice of such termination to the other parties in accordance with Section 10.02, specifying the provision of this Agreement pursuant to which such termination is effected and the basis for such termination described in reasonable detail.

SECTION 9.02. Effect of Termination. In the event this Agreement is terminated by either Flowserve or Chart as provided in Section 9.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Chart or the Flowserve Parties, other than the last sentence of Section 7.02 (Access to Information; Confidentiality), this Section 9.02 (Effect of Termination), Article I (Definitions; Interpretations) and Article X (General Provisions), which provisions shall survive such termination; provided that no such termination shall relieve any party hereto from (i) any obligation to pay, if applicable, the Chart Termination Fee or Flowserve Termination Fee, as applicable, pursuant to Section 9.03 or (ii) any liability for fraud or knowing and intentional breach of any covenant or agreement set forth in this Agreement.

SECTION 9.03. Fees and Expenses. (a) Except as provided in Section 9.03(b), Section 9.03(c) and Section 9.03(d), all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party hereto incurring such fees or expenses, whether or not the Transactions are consummated.

(b) Chart shall pay to Flowserve the Chart Termination Fee if:

(i) Flowserve terminates this Agreement pursuant to Section 9.01(f) (Chart Adverse Recommendation Change); provided that if either Chart or Flowserve terminates this Agreement pursuant to Section 9.01(b)(i) (Outside Date) or Section 9.01(b)(iv) (Failure to Obtain Chart Stockholder Approval) at any time after Flowserve would have been permitted to terminate this Agreement pursuant to Section 9.01(f) (Chart Adverse Recommendation Change), this Agreement shall be deemed terminated pursuant to Section 9.01(f) (Chart Adverse Recommendation Change) for purposes of this Section 9.03(b)(i); or

(ii) (A) this Agreement is terminated pursuant to Section 9.01(b)(i) (Outside Date), Section 9.01(b)(iv) (Failure to Obtain Chart Stockholder Approval) or Section 9.01(d) (Chart Terminable Breach), (B) after the date hereof, but prior to the date this Agreement is terminated, a third party has made or announced an intention to make (whether or not conditional) a Chart Takeover Proposal and (C) within twelve months of such termination, (1) Chart or any Chart Subsidiary enters into a definitive Contract to consummate any Chart Takeover Proposal or (2) any Chart Takeover Proposal is

consummated (in each case, whether or not such Chart Takeover Proposal is the same Chart Takeover Proposal as the one referenced in the foregoing clause (B)). For the purposes of this Section 9.03(b)(ii) only, the term “Chart Takeover Proposal” shall have the meaning assigned to such term in Section 6.02(g) except that all references to “20%” therein shall be deemed to be references to “50%”.

(c) Flowserve shall pay to Chart the Flowserve Termination Fee if:

(i) Chart terminates this Agreement pursuant to Section 9.01(e) (Flowserve Adverse Recommendation Change); provided that if either Chart or Flowserve terminates this Agreement pursuant to Section 9.01(b)(i) (Outside Date) or Section 9.01(b)(iii) (Failure to Obtain Flowserve Shareholder Approval) at any time after Chart would have been permitted to terminate this Agreement pursuant to Section 9.01(e) (Flowserve Adverse Recommendation Change), this Agreement shall be deemed terminated pursuant to Section 9.01(e) (Flowserve Adverse Recommendation Change) for purposes of this Section 9.03(c)(i); or

(ii) (A) this Agreement is terminated pursuant to Section 9.01(b)(i) (Outside Date), Section 9.01(b)(iii) (Failure to Obtain Flowserve Shareholder Approval) or Section 9.01(c) (Flowserve Terminable Breach), (B) after the date hereof, but prior to the date this Agreement is terminated, a third party has made or announced an intention to make (whether or not conditional) a Flowserve Takeover Proposal and (C) within twelve months of such termination, (1) Flowserve or any Flowserve Subsidiary enters into a definitive Contract to consummate any Flowserve Takeover Proposal or (2) any Flowserve Takeover Proposal is consummated (in each case, whether or not such Flowserve Takeover Proposal is the same Flowserve Takeover Proposal as the one referenced in the foregoing clause (B)). For the purposes of this Section 9.03(c)(ii) only, the term “Flowserve Takeover Proposal” shall have the meaning assigned to such term in Section 6.03(g) except that all references to “20%” therein shall be deemed to be references to “50%”.

(d) Any Termination Fee due under Section 9.03(b) (Chart Termination Fee) or Section 9.03(c) (Flowserve Termination Fee) shall be paid by wire transfer of same-day funds:

(i) in the case of Section 9.03(b)(i) (Chart Adverse Recommendation Change Termination Fee) or Section 9.03(c)(i) (Flowserve Adverse Recommendation Change Termination Fee), on the third Business Day following the date of termination of this Agreement; and

(ii) in the case of Section 9.03(b)(ii) (Tail Termination Fee) or Section 9.03(c)(ii) (Tail Termination Fee), on the third Business Day following the date of the first to occur of the events referred to in Section 9.03(b)(ii)(C) or Section 9.03(c)(ii)(C), as applicable.

(e) Notwithstanding anything to the contrary in this Agreement, (i) in no event shall Chart be obligated to pay the Chart Termination Fee more than once and (ii) in no event shall Flowserve be obligated to pay the Flowserve Termination Fee more than once.

(f) Flowserve and Chart acknowledge and agree that the agreements contained in Section 9.03(b)-Section 9.03(d) are an integral part of the Transactions, and that, without these agreements, Flowserve and Chart would not have entered into this Agreement. Accordingly, if either Flowserve or Chart fails to promptly pay the amount due from such party pursuant to Section 9.03(b) (Chart Termination Fee) or Section 9.03(c) (Flowserve Termination Fee), as applicable, and, in order to obtain such payment, the other party commences an Action that results in a Judgment in its favor for such payment, Flowserve or Chart, as applicable, shall pay to the other party such payment and its costs and expenses (including attorneys’ fees and expenses) in connection with such Action, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

SECTION 9.04. Amendment. Prior to the First Effective Time, this Agreement may be amended by the parties hereto at any time before or after receipt of the Chart Stockholder Approval or the Flowserve Shareholder Approval; provided, however, that (i) after receipt of the Chart Stockholder Approval, there shall be made no amendment that by Law requires further approval by the stockholders of Chart without the further approval of such stockholders and (ii) after receipt of the Flowserve Shareholder Approval, there shall be made no amendment that by Law requires further approval by the shareholders of Flowserve without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

SECTION 9.05. Extension; Waiver. At any time prior to the First Effective Time, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance with any covenants and agreements contained in this Agreement or (d) waive the satisfaction of any of the conditions contained in this Agreement. No extension or waiver by Flowserve shall require the approval of the shareholders of Flowserve unless such approval is required by Law and no extension or waiver by Chart shall require the approval of the stockholders of Chart unless such approval is required by Law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party hereto to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE X

General Provisions

SECTION 10.01. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the First Effective Time. This Section 10.01 shall not limit Section 9.02 or any covenant or agreement of the parties hereto which by its terms contemplates performance after the First Effective Time.

SECTION 10.02. Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given if delivered by hand, emailed (to the extent that no “bounce back”, “out of office” or similar message indicating non-delivery is received with respect thereto) or sent by overnight courier (providing proof of delivery, and so long as any such notice is also emailed) to the parties hereto at the following email addresses and street addresses (or at such other email address or street address as shall be specified by like notice):

(a)	if to Chart, to:
Chart Industries, Inc.
8665 New Trails Drive, Suite 100
The Woodlands, Texas 77381
Attention: Herbert G. Hotchkiss, Vice President, General Counsel & Secretary
Email: Herbert.Hotchkiss@chartindustries.com
with a copy to:
Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601
Attention: Matt Stevens
Paul Huddle
Email: mstevens@winston.com
phuddle@winston.com
(b)	if to a Flowserve Party, to:
Flowserve Corporation
5215 N. O’Connor Boulevard, Suite 700
Irving, Texas 75039
Attention: Susan Hudson, Senior Vice President & Chief Legal Officer
Email: [REDACTED]
with a copy to:
Cravath, Swaine & Moore LLP
Two Manhattan West
375 Ninth Avenue
New York, New York 10001
Attention: George F. Schoen
Daniel J. Cerqueira
Email: gschoen@cravath.com
dcerqueira@cravath.com

SECTION 10.03. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party or such party waives its rights under this Section 10.03 with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that Transactions are fulfilled to the extent possible.

SECTION 10.04. Counterparts. This Agreement may be executed in one or more counterparts (including by electronic signature), all of which shall be considered one and the same agreement, and shall become effective when the remaining counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

SECTION 10.05. Entire Agreement; No Third-Party Beneficiaries. This Agreement, taken together with the Flowserve Disclosure Letter, the Chart Disclosure Letter and the Confidentiality Agreement, (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties hereto with respect to the Transactions and (b) except for Section 7.07, is not intended to confer upon any Person other than the parties hereto any rights or remedies.

SECTION 10.06. Governing Law; Consent to Jurisdiction; Venue. (a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, and any claim arising out of, relating to or in connection with this Agreement shall be governed by the Laws of the State of Delaware, without regard to the conflict of Laws principles that would otherwise result in the application of any Law other than the Laws of Delaware, except to the extent that the Laws of the State of New York impose rights or obligations that are mandatory or non-waivable with respect to the Charter Amendment.

(b) All Actions arising out of or relating to this Agreement or the Transactions shall be heard and determined in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks jurisdiction over any Action, any state or federal court of competent jurisdiction within the State of Delaware). The parties hereto hereby irrevocably (i) submit to the exclusive jurisdiction and venue of such courts in any such Action, (ii) waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Action, (iii) agree to not attempt to deny or defeat such jurisdiction by motion or otherwise request for leave from any such court and (iv) agree to not bring any Action arising out of or relating to this Agreement or the Transactions in any court other than the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks jurisdiction over any Action, any state or federal court of competent jurisdiction within the State of Delaware), except for Actions brought to enforce the judgment of any such court. The consents to jurisdiction and venue set forth in this Section 10.06(b) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. Each party hereto agrees that service of process upon such party in any Action arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 10.02 of this Agreement. Each Flowserve Party and Chart each agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

SECTION 10.07. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

SECTION 10.08. Specific Performance. The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages (including any fees payable pursuant to Section 9.03), even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties hereto further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages (including any fees payable pursuant to Section 9.03, which are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement) would provide an adequate remedy for any such breach.

SECTION 10.09. Waiver of Jury Trial. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.09.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF, Chart and the Flowserve Parties have duly executed this Agreement, all as of the date first written above.

FLOWSERVE CORPORATION

By:	/s/ R. Scott Rowe
Name: R. Scott Rowe
Title: President and Chief Executive Officer

BIG SUR MERGER SUB, INC.

By:	/s/ R. Scott Rowe
Name: R. Scott Rowe
Title: President

NAPA MERGER SUB LLC

By:	/s/ R. Scott Rowe
Name: R. Scott Rowe
Title: President

CHART INDUSTRIES, INC.

By:	/s/ Jillian Evanko
Name: Jillian Evanko
Title: President and Chief Executive Officer

[Signature Page to Merger Agreement]

Exhibit 99.1

Chart Industries and Flowserve Corporation to Combine in All-Stock Merger of Equals, Creating a

Differentiated Leader in Industrial Process Technologies

Establishes Scaled, High-Performance and Global Platform Serving Full Customer Lifecycle for Flow and

Thermal Management with Strong Process Design and Systems Capabilities

Enhances Predictability, Diversification and Resilience Through Market Cycles with Exposure to Premium,

High-Growth End Markets

Strengthens Attractive Aftermarket Franchise Driving Aftermarket Revenues to

Approximately $3.7 Billion Annually

Generates ~$300 Million of Annual Cost Synergies Within Three Years and Revenue Synergies Over Time

Representing an Incremental 2% Growth on the Combined Revenue

Anticipated to be Meaningfully Accretive to Combined Adjusted EPS in First Year

Committed to Investment Grade Balance Sheet and Robust Cash Flow to Support Growth, Deleveraging and Shareholder Dividend

Companies to Host Joint Conference Call Today at 8 a.m. Eastern

Atlanta, GA and Dallas, TX – June 4, 2025 – Chart Industries, Inc. (NYSE: GTLS) and Flowserve Corporation (NYSE: FLS) today announced that they have entered into a definitive agreement to combine in an all-stock merger of equals, creating a differentiated leader in industrial process technologies. The combined company is expected to have an enterprise value of approximately $19 billion based on the exchange ratio and the closing share prices for Chart and Flowserve as of June 3, 2025. Additional information can be found at ChartFlowserve.com, a new joint website dedicated to the merger.

With an installed base of more than 5.5 million assets in more than 50 countries, the combined company will address the full customer lifecycle from process design through aftermarket support. The combined company generated net revenue of approximately $8.8 billion on a combined LTM basis as of the end of Q1 2025, drawn from diverse, high-growth, attractive end markets, including approximately $3.7 billion1 in aftermarket services revenue, representing approximately 42% of combined revenue.

Under the agreement, which has been unanimously approved by the board of directors of each company, at the closing of the transaction Chart shareholders will receive 3.165 shares of Flowserve common stock for each share of Chart common stock owned. Following the close of the transaction, Chart shareholders will own approximately 53.5% and Flowserve shareholders will own approximately 46.5% of the combined company, on a fully diluted basis.

[1]	Shown inclusive of the impact of Chart’s acquisition of Howden; includes Chart’s Repair, Service & Leasing segment sales and Flowserve Aftermarket sales.

“Combining Chart and Flowserve creates a comprehensive solutions platform, with the financial strength and resilience to continue driving growth and long-term value,” said Jill Evanko, President and CEO of Chart. “Together we will provide a complete system of capabilities from front-end engineering design to mission critical equipment through aftermarket and servicing, delivering high-quality, value-added solutions to an expanded, global customer base. With robust cash flow, meaningful synergies, and greater aftermarket growth opportunities, the combined company will be ideally positioned to deliver superior and lasting value to its shareholders.”

“The merger will create a differentiated leader with the scale and resilience to meet the significant demand for comprehensive industrial process technologies and services,” said Scott Rowe, President and CEO of Flowserve. “Chart’s and Flowserve’s highly complementary businesses will strengthen our ability to meet our customers’ needs, empower innovation and drive long-term, sustainable growth. The combined company will operate across diversified end markets with further exposure to premium, high-growth areas and a substantial aftermarket franchise – resulting in increased commercial opportunities. I am confident that together, we will capitalize on long-term value creation for our customers, partners, shareholders and combined global team.”

Strategic and Financial Benefits

•

Comprehensive suite of world-class, differentiated solutions. The combination brings together Chart’s leading expertise in process technologies across compression, thermal, cryogenic and specialty solutions and Flowserve’s leading capabilities in flow management. Combining digital platforms that underpin this full suite of solutions will enable further opportunities to differentiate solutions, offering a comprehensive digital overlay, including monitoring and predictive capabilities.

•

Diversified and attractive end markets. The combined company will have leading capabilities across General Industrial, Industrial Gases, Data Centers, Space, Transportation, Nutrition, Carbon Capture, Energy, Power Generation, Nuclear, Chemical, Liquid Natural Gas, Water, and Mining and Minerals. The combined company will be more predictable and resilient.

•

Expanded aftermarket franchise. The combined company will have significant recurring revenue streams, with a global installed base of more than 5.5 million assets and 42%1 of total combined revenue from aftermarket and service. Chart and Flowserve expect to grow the aftermarket businesses by offering enhanced services and solutions to customers through an expanded global installed base and broad geographic reach.

•

Upside from significant cost and commercial synergies. The combination is expected to generate approximately $300 million of annual cost synergies within three years following the transaction close, primarily from materials and procurement savings, roofline consolidation, organizational efficiencies, and elimination of duplicate public company costs. The companies also expect to deliver commercial revenue synergies over time representing at least an incremental 2% growth on the combined company’s revenue.

•

Committed to investment grade balance sheet with strong cash flow profile. The combination is expected to be meaningfully accretive to the combined company’s Adjusted EPS in the first year following closing. The combined company is expected to have a leverage ratio of 2.0x net debt to adjusted EBITDA at close. On a combined basis, Chart and Flowserve generated $1.8 billion of cash flow[2],[3] over the 12 months ended March 31, 2025. This strong financial profile will support a balanced capital allocation strategy, deleveraging, prioritizing growth investments, and capital returns. The combined company expects to pay a quarterly dividend consistent with Flowserve’s historical per share payout levels and expects to generate additional interest expense savings.

Upon closing, the combined company’s Board will comprise 12 directors, six of whom will be from Chart and six from Flowserve. Ms. Evanko will serve as the Chair of the combined company’s Board of Directors, Mr. Rowe will serve as Chief Executive Officer of the combined company, and John Garrison will serve as Lead Independent Director of the combined company’s Board.

Following the closing of the transaction, the combined company will have its headquarters in Dallas, TX and expects to maintain a presence in Atlanta and Houston, supported by a global footprint across more than 50 countries. The combined company will assume a new name and brand following close.

The transaction is expected to close in the fourth quarter of 2025, subject to approval of shareholders of both Chart and Flowserve, the receipt of regulatory approvals, and the satisfaction of other customary closing conditions.

Conference Call and Additional Materials

A joint conference call and webcast will be held today at 8:00 a.m. ET (7:00 a.m. CT) to discuss the combination. A live webcast of the conference call and associated presentation materials will be available on the investor relations section of each company’s website at ir.chartindustries.com and ir.flowserve.com, as well as at ChartFlowserve.com.

Advisors

Wells Fargo is serving as financial advisor and Winston & Strawn LLP is serving as legal advisor to Chart. Collected Strategies is serving as Chart’s strategic communications advisor.

Guggenheim Securities LLC is serving as financial advisor and Cravath, Swaine & Moore LLP is serving as legal advisor to Flowserve. Joele Frank, Wilkinson Brimmer Katcher is serving as strategic communications advisor. Veriten is serving as an independent strategic advisor to Flowserve.

About Chart Industries, Inc.

Chart Industries, Inc. is a global leader in the design, engineering, and manufacturing of process technologies and equipment for gas and liquid molecule handling for the Nexus of Clean™-clean power, clean water, clean food, and clean industrials, regardless of molecule. The company’s unique product and solution portfolio across stationary and rotating equipment is used in every phase of the liquid gas supply chain, including engineering, service and repair from installation to preventive maintenance and digital monitoring. Chart is a leading provider of technology, equipment and services related to liquefied natural gas, hydrogen, biogas and CO2 capture amongst other applications. Chart is committed to excellence in environmental, social and corporate governance issues both for its company as well as its customers. With 64 global manufacturing locations and over 50 service centers from the United States to Asia, Australia, India, Europe and South America, the company maintains accountability and transparency to its team members, suppliers, customers and communities. To learn more, visit www.chartindustries.com.

[2]	Inclusive of anticipated annualized cost synergies.
[3]	Defined as EBITDA less capital expenditures.

About Flowserve Corporation

Flowserve Corporation is one of the world’s leading providers of fluid motion and control products and services. Operating in more than 50 countries, the company produces engineered and industrial pumps, seals and valves as well as a range of related flow management services. More information about Flowserve can be obtained by visiting the company’s Web site at www.flowserve.com.

Important Information about the Transaction and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed merger transaction between Chart Industries, Inc. (“Chart”) and Flowserve Corporation (“Flowserve”). In connection therewith, the parties intend to file relevant materials with the SEC, including a registration statement on Form S-4 to be filed by Flowserve in connection with the proposed issuance of shares of Flowserve’s common stock and preferred stock pursuant to the proposed merger transaction, which will include a document that serves as a prospectus of Flowserve with respect to such shares and a joint proxy statement of Chart and Flowserve (the “joint proxy statement/prospectus”) and, after the registration statement is declared effective, will be mailed to Chart and Flowserve stockholders seeking their approval of their respective transaction-related proposals. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of Chart and Flowserve, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Chart will be available free of charge on Chart’s website at ir.chartindustries.com. Copies of documents filed with the SEC by Flowserve will be available free of charge on Flowserve’s website at ir.flowserve.com.

Participants in the Solicitation

Chart, Flowserve and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Chart’s stockholders and Flowserve’s shareholders in respect of the proposed transaction. Information regarding Chart’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Chart’s Form 10-K for the year ended December 31, 2024, filed on February 28, 2025, and its proxy statement filed on April 8, 2025, which are filed with the SEC. Information regarding Flowserve’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Flowserve’s Form 10-K for the year ended December 31, 2024, filed with the SEC on February 26, 2025, Proxy Statement on Schedule 14A for its 2025 Annual Meeting of Shareholders, filed with the SEC on April 2, 2025. To the extent holdings of Chart’s or Flowserve’s securities by their respective directors or executives officers have changed since the amounts set forth in their respective 2025 proxy statements, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3, Statements of Changes in Beneficial Ownership on Form 4 or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 subsequently filed with the SEC. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed merger transaction will be included in the registration statement on Form S-4 and the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents (when available) can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

Certain statements made in this communication are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the benefits of the proposed merger transaction between Chart and Flowserve including future financial and operating results, statements related to the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “could,” “expects,” “anticipates,” “believes,” “projects,” “forecasts,” “outlook,” “guidance,” “continue,” “target,” “estimates,” “potential,” “intends,” “plans,” or the negative of such terms or comparable terminology.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the potential merger transaction, including the expected time period to consummate the potential merger transaction, and the anticipated benefits (including synergies) of the potential merger transaction. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Chart and Flowserve, that could cause actual results to differ materially from those expressed in such forward-looking statements. Key factors that could cause actual results to differ materially include, but are not limited to: the risk that regulatory approvals are not obtained or are obtained subject to conditions, limitations or restrictions that are not anticipated by Chart and Flowserve; the failure to receive, on a timely basis or otherwise, the required transaction-related approvals of Chart’s stockholders and Flowserve’s shareholders; potential delays in consummating the proposed merger transaction, including as a result of failure to receive any regulatory approvals (or any conditions, limitations or restrictions placed on such approvals); the ability to integrate the operations of Chart and Flowserve in a successful manner and in the expected time period; the possibility that any of the anticipated benefits and projected synergies of the proposed merger transaction will not be realized or will not be realized within the expected time period; the possibility that competing offers or acquisition proposals may be made; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances which would require Chart or Flowserve to pay a termination fee; risks that the anticipated tax treatment of the proposed merger transaction is not obtained; unforeseen or unknown liabilities; customer, stockholder, regulatory and other stakeholder approvals and support; unexpected future capital expenditures; the combined company’s ability to pay a quarterly dividend as expected; potential litigation relating to the proposed merger transaction that could be instituted against Chart, Flowserve or their respective directors; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the effect of the announcement, pendency or completion of the proposed merger transaction on the parties’ business relationships and business generally; risks that the proposed merger transaction disrupts current plans and operations of Chart or Flowserve and potential difficulties in employee retention as a result of the proposed merger transaction, as well as the risk of disruption of management and ongoing business operations during the pendency of, or following, the proposed merger transaction; uncertainties as to whether the proposed merger transaction will be consummated on the anticipated timing or at all or, if consummated, will achieve its anticipated economic benefits, including as a result of risks associated with third party contracts containing material consent, anti-assignment, transfer or other provisions that may be related to the proposed merger transaction which are not waived or otherwise satisfactorily resolved; changes in commodity prices; negative effects of this announcement, and the pendency or completion of the proposed merger transaction on the market price of Chart’s or Flowserve’s common stock and/or operating results; rating agency actions and the ability to access short- and long-term debt markets on a timely and affordable basis; various events that could disrupt operations, including severe weather, cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; labor disputes; changes in labor costs and labor difficulties; the effects of industry, market, economic, political or regulatory conditions outside of Chart’s or Flowserve’s control; legislative, regulatory and economic developments targeting public companies in the industrial sector; global supply chain disruptions and the current inflationary environment; the substantial dependence of Chart’s and Flowserve’s sales on the success of the energy, chemical, power generation and general industries; economic, political and other risks associated with the international operations of Chart and Flowserve; potential adverse effects resulting from the implementation of tariffs and related retaliatory actions and changes to or uncertainties related to tariffs and trade agreements; and the risks described in Item 1A “Risk Factors” of Chart’s and Flowserve’s most recent Annual Reports on Form 10-K and in subsequent filings with the SEC. Other unpredictable or factors not discussed in this communication could also have material adverse effects on forward-looking statements. All forward-looking statements included in this communication are based on information available to Chart and Flowserve on the date hereof and Chart and Flowserve undertake no obligation to update or revise any forward-looking statement.

Non-GAAP Measures

Certain financial measures included herein, including EBITDA, Adjusted EBITDA, Adjusted EPS, Net Debt and estimates of cost and revenue synergies, among others, are not made in accordance with U.S. GAAP, and use of such terms varies from others in the same industry. Non-GAAP financial measures should not be considered as alternatives to net income (loss), net income margin or any other performance measures derived in accordance with U.S. GAAP as measures of operating performance or cash flows as measures of liquidity. Non-GAAP financial measures have important limitations as analytical tools, and you should not consider them in isolation or as substitutes for results as reported under U.S. GAAP. Projected GAAP financial measures and reconciliations of projected non-GAAP financial measures are not provided herein because such GAAP financial measures are not available on a forward-looking basis and such reconciliations could not be derived without unreasonable effort.

Chart Contacts

Investor Contact:

John Walsh

Senior Vice President, Investor and Government Relations

1-770-721-8899

Media Contact:

Jim Golden / Jude Gorman / Jack Kelleher

Collected Strategies

Chart-CS@collectedstrategies.com

Flowserve Contacts

Investor Contacts:

Brian Ezzell

Vice President, Investor Relations, Treasurer & Corporate Finance

1-469-420-3222

Tarek Zeni

Director, Investor Relations

1-469-420-4045

Media Contacts:

Wes Warnock

Vice President, Marketing, Communications & Public Affairs

1-972-443-6900

Andi Rose / Mahmoud Siddig

Joele Frank, Wilkinson Brimmer Katcher

1-212-355-4449

Exhibit 99.2

CHART® FLOWSERVE®

INVESTOR PRESENTATION
June 4, 2025

Chart Industries and Flowserve Corporation to Combine in Merger of Equals INVESTOR PRESENTATION June 4, 2025 Exhibit 99.2

Important Disclosures Important Information about the Transaction and Where to Find It This communication may be deemed to be solicitation material in respect of the proposed merger transaction between Chart Industries, Inc. (“Chart”) and Flowserve Corporation (“Flowserve”). In connection therewith, the parties intend to file relevant materials with the SEC, including a registration statement on Form S-4 to be filed by Flowserve in connection with the proposed issuance of shares of Flowserve’s common stock and preferred stock pursuant to the proposed merger transaction, which will include a document that serves as a prospectus of Flowserve with respect to such shares and a joint proxy statement of Chart and Flowserve (the “joint proxy statement/prospectus”) and, after the registration statement is declared effective, will be mailed to Chart and Flowserve stockholders seeking their approval of their respective transaction-related proposals. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of Chart and Flowserve, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Chart will be available free of charge on Chart’s website at ir.chartindustries.com. Copies of documents filed with the SEC by Flowserve will be available free of charge on Flowserve’s website at ir.flowserve.com. Participants in the Solicitation Chart, Flowserve and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Chart’s stockholders and Flowserve’s shareholders in respect of the proposed transaction. Information regarding Chart’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Chart’s Form 10-K for the year ended December 31, 2024, filed on February 28, 2025, and its proxy statement filed on April 8, 2025, which are filed with the SEC. Information regarding Flowserve’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Flowserve’s Form 10-K for the year ended December 31, 2024, filed with the SEC on February 26, 2025, Proxy Statement on Schedule 14A for its 2025 Annual Meeting of Shareholders, filed with the SEC on April 2, 2025. To the extent holdings of Chart’s or Flowserve’s securities by their respective directors or executives officers have changed since the amounts set forth in their respective 2025 proxy statements, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3, Statements of Changes in Beneficial Ownership on Form 4 or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 subsequently filed with the SEC. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed merger transaction will be included in the registration statement on Form S-4 and the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents (when available) can be obtained free of charge from the sources indicated above. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Forward Looking Statements Certain statements made in this communication are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the benefits of the proposed merger transaction between Chart and Flowserve including future financial and operating results, statements related to the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “could,” “expects,” “anticipates,” “believes,” “projects,” “forecasts,” “outlook,” “guidance,” “continue,” “target,” “estimates,” “potential,” “intends,” “plans,” or the negative of such terms or comparable terminology. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the potential merger transaction, including the expected time period to consummate the potential merger transaction, and the anticipated benefits (including synergies) of the potential merger transaction. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Chart and Flowserve, that could cause actual results to differ materially from those expressed in such forward-looking statements. Key factors that could cause actual results to differ materially include, but are not limited to: the risk that regulatory approvals are not obtained or are obtained subject to conditions, limitations or restrictions that are not anticipated by Chart and Flowserve; the failure to receive, on a timely basis or otherwise, the required transaction-related approvals of Chart’s stockholders and Flowserve’s shareholders; potential delays in consummating the proposed merger transaction, including as a result of failure to receive any regulatory approvals (or any conditions, limitations or restrictions placed on such approvals); the ability to integrate the operations of Chart and Flowserve in a successful manner and in the expected time period; the possibility that any of the anticipated benefits and projected synergies of the proposed merger transaction will not be realized or will not be realized within the expected time period; the possibility that competing offers or acquisition proposals may be made; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances which would require Chart or Flowserve to pay a termination fee; risks that the anticipated tax treatment of the proposed merger transaction is not obtained; unforeseen or unknown liabilities; customer, stockholder, regulatory and other stakeholder approvals and support; unexpected future capital expenditures; the combined company’s ability to pay a quarterly dividend as expected; potential litigation relating to the proposed merger transaction that could be instituted against Chart, Flowserve or their respective directors; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the effect of the announcement, pendency or completion of the proposed merger transaction on the parties’ business relationships and business generally; risks that the proposed merger transaction disrupts current plans and operations of Chart or Flowserve and potential difficulties in employee retention as a result of the proposed merger transaction, as well as the risk of disruption of management and ongoing business operations during the pendency of, or following, the proposed merger transaction; uncertainties as to whether the proposed merger transaction will be consummated on the anticipated timing or at all or, if consummated, will achieve its anticipated economic benefits, including as a result of risks associated with third party contracts containing material consent, anti-assignment, transfer or other provisions that may be related to the proposed merger transaction which are not waived or otherwise satisfactorily resolved; changes in commodity prices; negative effects of this announcement, and the pendency or completion of the proposed merger transaction on the market price of Chart’s or Flowserve’s common stock and/or operating results; rating agency actions and the ability to access short- and long-term debt markets on a timely and affordable basis; various events that could disrupt operations, including severe weather, cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; labor disputes; changes in labor costs and labor difficulties; the effects of industry, market, economic, political or regulatory conditions outside of Chart’s or Flowserve’s control; legislative, regulatory and economic developments targeting public companies in the industrial sector; global supply chain disruptions and the current inflationary environment; the substantial dependence of Chart’s and Flowserve’s sales on the success of the energy, chemical, power generation and general industries; economic, political and other risks associated with the international operations of Chart and Flowserve; potential adverse effects resulting from the implementation of tariffs and related retaliatory actions and changes to or uncertainties related to tariffs and trade agreements; and the risks described in Item 1A “Risk Factors” of Chart’s and Flowserve’s most recent Annual Reports on Form 10-K and in subsequent filings with the SEC. Other unpredictable or factors not discussed in this communication could also have material adverse effects on forward-looking statements. All forward-looking statements included in this communication are based on information available to Chart and Flowserve on the date hereof and Chart and Flowserve undertake no obligation to update or revise any forward-looking statement. Non-GAAP Measures Certain financial measures included herein, including EBITDA, Adjusted EBITDA, Adjusted EPS, Net Debt and estimates of cost and revenue synergies, among others, are not made in accordance with U.S. GAAP, and use of such terms varies from others in the same industry. Non-GAAP financial measures should not be considered as alternatives to net income (loss), net income margin or any other performance measures derived in accordance with U.S. GAAP as measures of operating performance or cash flows as measures of liquidity. Non-GAAP financial measures have important limitations as analytical tools, and you should not consider them in isolation or as substitutes for results as reported under U.S. GAAP. Projected GAAP financial measures and reconciliations of projected non-GAAP financial measures are not provided herein because such GAAP financial measures are not available on a forward-looking basis and such reconciliations could not be derived without unreasonable effort.

Today's Speakers

Joe Brinkman
Chief Financial Officer
Chart Industries, Inc.

Scott Rowe
President, Chief Executive Officer
Flowserve Corporation

Amy B. Schwetz
Chief Financial Officer
Flowserve Corporation

Chart Industries + Flowserve
3

Today’s Speakers Jillian C. Evanko President, Chief Executive Officer Chart Industries, Inc. Amy B. Schwetz Chief Financial Officer Flowserve Corporation Scott Rowe President, Chief Executive Officer Flowserve Corporation Joe Brinkman Chief Financial Officer Chart Industries, Inc.

Enhancing Shareholder Value Through Creation of an Industrial Process Leader Diversified and attractive end market exposure to increase resilience and drive differentiated growth Strong financial foundation to support shareholder returns and value creation Scaled industrial leader with complementary process technologies, products, and solutions to support full customer lifecycle Significant cost synergies with anticipated revenue upside

Establishes a scaled industrial process technology business with a comprehensive suite of flow and thermal solutions Complementary products with diversified and attractive end market exposure and a global reach drives resilience and differentiated growth Expanded aftermarket franchise delivers recurring revenue and opportunity for growth Compelling value creation through ~$300 million of annual cost synergies with revenue upside Strong cash flow generation and commitment to investment grade balance sheet Shared values with a commitment to safety, innovation, sustainability and communities to drive a seamless transition Creating a Differentiated Leader in Industrial Process Technologies

Structure All-stock merger of equals Total enterprise value of ~$19 billion a combined basis Chart shareholders will receive 3.165 shares of Flowserve common stock for each share of Chart common stock owned Pro-Forma Ownership (on a fully diluted basis) 53.5% to be owned by Chart shareholders 46.5% to be owned by Flowserve shareholders Financial Profile Expected leverage ratio at close of 2.0x net debt to combined Adjusted EBITDA Commitment to investment grade balance sheet Anticipated to be meaningfully accretive to combined Adjusted EPS in first year Expects to pay a quarterly dividend consistent with Flowserve’s historical per share payout levels Expected Synergies ~$300 million of anticipated annual cost synergies Revenue synergies over time representing an incremental 2% growth on the combined revenue Governance & Leadership Jill Evanko to serve as Chair of the Board Scott Rowe to serve as Chief Executive Officer John Garrison to serve as Lead Independent Director 12-member Board will comprise 6 directors from Chart and 6 from Flowserve, to include Ms. Evanko and Mr. Rowe Approvals & Closing Unanimously approved by Chart and Flowserve Board of Directors Expected to close in Q4 2025 Subject to Chart and Flowserve shareholder approvals, regulatory approvals and satisfaction of other customary closing conditions The combined company will assume a new name at the closing of the transaction, with such name to be announced at a later date Combined company will be headquartered in Dallas, TX; expects to maintain presence in Atlanta, GA and Houston, TX Transaction Overview Flowserve Chart Industries +

Scaled Industry Leader with Compelling Value Proposition

CHART

Leader in
thermal management

Select Financial Metrics[1]

Enterprise Value	Revenue
~$19B	$8.8B

Adjusted EBITDA	EBITDA – Capex
$1.9B	$1.8B

Revenue Growth	EBITDA – Capex Margin
8%	20%

FLOWSERVE

Leader in
flow management

3D Strategy
Diversify, Decarbonize, Digitize

Combining two complementary businesses

Adjusted EBITDA Margin[1]	22%
Cost Synergies	~$300M

Chart Industries + Flowserve
7

Enterprise Value ~$19B Revenue $8.8B Adjusted EBITDA $1.9B EBITDA – Capex $1.8B Scaled Industry Leader with Compelling Value Proposition Leader in thermal management Nexus of CleanTM Clean Power, Clean Water, Clean Food, Clean Industrials Combining two complementary businesses Adjusted EBITDA Margin1 22% Cost Synergies ~$300M Leader in flow management 3D Strategy Diversify, Decarbonize, Digitize Operating metrics are shown on a combined basis and represent the twelve-month period ending 3/31/2025. Adjusted EBITDA metrics include full run-rate cost synergies of $300 million. Revenue Growth 8% EBITDA – Capex Margin 20% Select Financial Metrics1

Chart and Flowserve Combination: The Right Time to Capture the Unprecedented Opportunities in Today’s World Electrification of everything Clean water scarcity Global energy access and reliability Global nuclear renaissance Datacenter expansion for AI revolution Global LNG capacity and utilization build Reshoring of critical manufacturing Demand for decarbonization solutions Upgrading aging infrastructure

CHART + FLOWSERVE

Hydrogen, Nuclear & Helium
7% / LDD Growth
Power Generation
7% / LSD to MSD Growth
LNG
9% / LDD Growth
Chemical
12% / MSD Growth
End Market Mix / Growth Rate[1]
Specialty Markets and Water
6% / LDD Growth
General Industrial
34% / MSD to HSD Growth
Process Industries
25% / LSD to MSD Growth
Rest of World
5%
Asia-Pacific
21%
Geographic Mix[1]
North America
43%
Europe, Middle East & Africa
31%
Original Equipment
58%
Original Equipment vs. Aftermarket[3]
Aftermarket
42%

Chart Industries + Flowserve
9

Process Industries 25% / LSD to MSD Growth Balanced Revenue Mix Provides Strong Base for Consistent Growth and Resiliency Highly diverse, attractive end markets with broad geographic distribution Different positioning of products/solutions across the buying cycle contribute to reduced volatility Significant installed base delivers outsized aftermarket opportunity of ~$3.7B annually, with further growth potential The combination would have reduced historical revenue volatility by ~380bps2 General Industrial 34% / MSD to HSD Growth LNG 9% / LDD Growth Chemical 12% / MSD Growth Power Generation 7% / LSD to MSD Growth Hydrogen, Nuclear & Helium 7% / LDD Growth Specialty Markets and Water 6% / LDD Growth Europe, Middle East & Africa 31% Rest of World 5% North America 43% Asia-Pacific 21% Original Equipment 58% Aftermarket 42% Based on illustrative combined company 2024 data. Represents the reduction in the standard deviation of revenue growth from 2019 – 2024 for the combined company relative to Flowserve standalone. Based on combined company revenue for the twelve-month period ending 3/31/2025. End Market Mix / Growth Rate1 Geographic Mix1 Original Equipment vs. Aftermarket3

Aligned Strategies, Different End Market Focuses… Significant Opportunity

Clean Power | Clean Water | Clean Food | Clean Industrials

Aligned Strategies

Diversify | Decarbonize | Digitize

CHART
NEXUS OF CLEAN

End Market Focus

FLOWSERVE
3D Strategy

- Space
- Industrial Gases
- General Industrial
- Power Generation
- LNG
- Nuclear Power
- Energy
- Water
- Process Industries
- Chemical

Creates significant cross-selling opportunities in new end markets

Chart Industries + Flowserve

10

Aligned Strategies, Different End Market Focuses… Significant Opportunity Clean Food Clean Water Decarbonize Diversify Digitize Creates significant cross-selling opportunities in new end markets Nuclear Power Process Industries Chemical Space Water General Industrial End Market Focus 3D Strategy Aligned Strategies LNG Clean Industrials Clean Power Industrial Gases Energy Power Generation

Digitally Integrated Solutions Across the Full Asset Lifecycle

Process Technology

Products

FLOWSERVE

Comprehensive and complementary equipment portfolio

Systems

Aftermarket Services

Combined digital platforms
underpinning full suite of solutions

Uptime

+

Site Infrastructure
System Architecture
Analytics Engine
Monitoring Platform

Chart Industries + Flowserve

11

Digitally Integrated Solutions Across the Full Asset Lifecycle Combined digital platforms underpinning full suite of solutions Process Technology Products Systems Aftermarket Services Thermal and process engineering expertise to maximize throughput, improve efficiency, and meet performance demands Comprehensive and complementary equipment portfolio Integrated systems solutions across critical industries – bolstered by expanded product portfolio Nuclear LNG Liquefaction Water Treatment Traditional Energy Carbon Capture Petrochemical H2, He Liquefaction Industrial Gases Mining and Minerals Power Generation Pumps Control Valves Seals Heat Exchangers Compressors Cryogenic Storage Fans Global service infrastructure delivering spare parts, equipment upgrades, field service, and repairs to sustain asset performance and reduce downtime

Complementary Products Create a Comprehensive Solutions Portfolio

FLOWSERVE
Control Valves
Actuators
Engineered Pump Skid
Seals
Pumps
CHART
Compressors
Fans
Cryogenic Storage
Mobile Equipment
Heat Exchangers
Combined Product Portfolio
Pumps
Valves
Actuation
Flow Systems
Seals
Flow
Compressors
Turboexpanders
Fans
Air Cooled Heat Exchangers (ACHX)
Cold Boxes / Brazed Aluminum Heat Exchangers (BAHX)
Mobile Equipment
Cryogenic Bulk Storage Tanks
Thermal
End-to-End Solutions

- Product is in Chart portfolio
- Product is in Flowserve portfolio

Chart Industries + Flowserve

12

Complementary Products Create a Comprehensive Solutions Portfolio End-to-End Solutions Compressors Heat Exchangers Cryogenic Storage Mobile Equipment Fans Pumps Actuators Control Valves Seals Engineered Pump Skid Combined Product Portfolio Pumps Valves Actuation Flow Systems Seals Compressors Turboexpanders Fans Air Cooled Heat Exchangers (ACHX) Cold Boxes / Brazed Aluminum Heat Exchangers (BAHX) Mobile Equipment Cryogenic Bulk Storage Tanks Product is in Flowserve portfolio Product is in Chart portfolio Flow Thermal

LNG System Configuration
LNG Carrier
Vapor Return Blower
LNG Storage Tanks
BOG Compressor
Gas Heater
Compressors
High-Pressure Pumps
Vaporizers
LNG Condenser
Sea Water Pumps
LNG Transport
Chart's IPSMR® optimizes liquification systems
Engineering
Design
Construct & Install
Aftermarket Services
Performance
Full Lifecycle
Nuclear System Configuration
Containment Structure
Pressurizer
Safety Valves
Reactor Pressure Vessel
Steam Generator
Recirculation Pumps
Steam Turbine
Generator
Immersion Water Heater
Air-Cooled Steam Condensor
Circulation Pumps
Feedwater Pump
Cooling Towers
Chart Product
Flowserve Product

Chart Industries + Flowserve

13

Combined Platform Delivers a System Approach to Address Full Customer Lifecycle LNG System Configuration LNG Storage Tanks LNG Carrier BOG Compressor Vapor Return Blower LNG Condenser High-Pressure Pumps Gas Heater LNG Transport Sea Water Pumps Vaporizers Compressors Steam Turbine Feedwater Pump Containment Structure Air-Cooled Steam Condensor Immersion Water Heater Recirculation Pumps Circulation Pumps Pressurizer Steam Generator Cooling Towers Reactor Pressure Vessel Safety Valves Generator Flowserve Product Nuclear System Configuration Full Lifecycle Chart Product Chart’s IPSMR® optimizes liquification systems

Large Installed Base Driving Aftermarket Revenue Growth

33%[2]
51%[2]
42%[2,3]
$1.0
$1.2
$1.4
$1.9
$2.2
$2.4
$2.9
$3.4
$3.7
2022
2023
LTM Q1 2025
2022
2023
LTM Q1 2025
2022
2023
LTM Q1 2025
CHART
FLOWSERVE
CHART + FLOWSERVE

Key Aftermarket Benefits

Chart Aftermarket Capabilities

50+	450K	2,000+
Service Locations Globally	Installed Base Units	Assets Covered by Service Agreements

Flowserve Aftermarket Capabilities

150+	5M+	2,000+
Service Centers Globally	Installed Base Units	Assets Instrumented with RedRaven

Chart Industries + Flowserve
14

50+ Service Locations Globally 450K Installed Base Units 2,000+ Assets Covered by Service Agreements 150+ Service Centers Globally 5M+ Installed Base Units 2,000+ Assets Instrumented with RedRaven ~$3.7bn in Combined Aftermarket Revenue1 (Aftermarket revenue in billions) Key Aftermarket Benefits Flowserve Aftermarket Capabilities Chart Aftermarket Capabilities Shown inclusive of the impact of Chart’s acquisition of Howden; includes Chart’s Repair, Service & Leasing segment sales and Flowserve Aftermarket sales. Represents the percent of total sales from aftermarket for each company. Based on combined company revenue for the twelve-month period ending 3/31/2025. Holistic technical expertise Hardware-integrated digital platform Global installed base and service center network Enhanced customer experience Large Installed Base Driving Aftermarket Revenue Growth 42%2,3 51%2 33%2

Substantial Synergy Opportunity Providing Value Creation Upside

Anticipated Synergies

Building on Chart's successful integration of Howden

Areas of Synergies

Incremental opportunities in reduced combined financing costs

Breakdown of Cost Synergies

SG&A
~40%
COGS
~60%

Chart Industries + Flowserve

15

Materials and procurement savings Roofline consolidation Organizational efficiencies Elimination of duplicate public company costs Substantial Synergy Opportunity Providing Value Creation Upside Expect to achieve >25% of cost synergies within one year following the transaction close Expect to deliver significant upside from revenue synergies over time representing an incremental 2% growth on the combined company’s revenue ~$300M of expected annual cost synergies within three years following the transaction close COGS ~60% SG&A ~40% Anticipated Synergies Areas of Synergies Breakdown of Cost Synergies Incremental opportunities in reduced combined financing costs Building on Chart’s successful integration of Howden

Scaled and Profitable Industrial Platform Positioned for Success

2025E Revenue
($ in billions)
$17.8
$9.5
$8.1
$7.6
$7.5
$4.6
$3.8
$3.4
$3.1
$2.3
$2.2
$1.1
$0.7
DOVER
smiths
ITT
IDEX
IMI
CRANE
SPX
rotork
G&R PUMPS
2025E EBITDA Margin
28%
27%
25%
25%
23%
23%[1]
22%
22%
22%
21%
19%
18%
18%
IDEX
rotork
DOVER
IMI
ITT
SPX
CRANE
smiths
G&R PUMPS

Chart Industries + Flowserve
16

Scaled and Profitable Industrial Platform Positioned for Success Source: Financial metrics for Chart and Flowserve are based on management projections and are consistent with 2025E full year guidance as communicated during respective Q1 2025 earnings releases. Financials for remaining peers are based on consensus broker estimates as of June 2, 2025. Note: Peer figures have been adjusted to reflect the impact of material M&A. Figures have been adjusted to remove the impact of IFRS reporting differences vs. U.S. GAAP. Chart and Flowserve EBITDA margins shown post stock-based compensation deduction. With ~3% of margin enhancement from ~$300M anticipated cost synergies. 2025E EBITDA Margin 2025E Revenue ($ in billions)

Strong Balance Sheet and Cash Flow Generation Creates Capital Allocation Opportunities Capital Deployment Framework Focused on Value Creation Consistent Growth in Combined EBITDA – Capex1 ($ in billions) Figures shown inclusive of the impact of Chart’s acquisition of Howden. EBITDA shown post stock-based compensation deduction. 2.0x Expected Net Leverage at Close 2.6x Expected Gross Leverage at Close Committed to Investment Grade Balance Sheet Focus on debt repayment for investment grade balance sheet, with refinancing of Chart’s secured debt at, or near, closing. Disciplined Investment in Growth Funding to support highest return organic and inorganic growth opportunities. Balanced Capital Return Policy Expect to pay a quarterly dividend consistent with Flowserve’s historical per share payout levels, and share repurchases to offset equity grant dilution.

Creating a Brighter Future for our Associates and Customers Associates Unwavering commitment to company values Ensuring the safety and well-being of our employees Expanding career growth and opportunities Customers Expanding our global reach to enhance customer experience Innovating process designs and delivering exceptional operational support Engineering solutions to solve the biggest industrial challenges Empowering Excellence: Our Commitment to Values, Safety, and Growth

Enhancing Shareholder Value Through Creation of an Industrial Process Leader Diversified and attractive end market exposure to increase resilience and drive differentiated growth Strong financial foundation to support shareholder returns and value creation Scaled industrial leader with complementary process technologies, products, and solutions to support full customer lifecycle Significant cost synergies with anticipated revenue upside

Appendix

Introduction – Chart and Flowserve

CHART

Provider of critical equipment, process technology and services

$4.2B	$1.0B / 24%	11,700	33%[1]
LTM Revenue	LTM Adj. EBITDA / Margin	Employees	LTM Aftermarket

Heat Exchangers

Compressors

Cryogenic Storage

Vaporizers

End Market Mix
General Industrial 43%
Process Industry (Refinery) 14%
LNG 15%
Power Generation 9%
Hydrogen, Nuclear and Helium 7%
Other Specialty Markets 8%
Chemical and Petrochemical 4%

Geographic Mix
North America 45%
Europe, Middle East, Africa and India 30%
Asia-Pacific 22%
Rest of World 3%

FLOWSERVE

Leader in flow control solutions

$4.6B	$0.6B / 14%	16,000+	51%[1]
LTM Revenue	LTM Adj. EBITDA / Margin	Employees	LTM Aftermarket

Pumps

Seals

Control Valves

Actuators

End Market Mix
Process Industry (Refinery and Petrochemical) 35%
General Industries 26%
Chemical 19%
Nuclear 7%
Other Power Generation 6%
Water Management 5%
LNG 2%

Geographic Mix
North America 41%
Europe 18%
Middle East & Africa 17%
Asia-Pacific 17%
Latin America 7%

Note: EBITDA figures shown post stock-based compensation.

Chart Industries + Flowserve

21

Introduction – Chart and Flowserve Note: EBITDA figures shown post stock-based compensation. Provider of critical equipment, process technology and services Leader in flow control solutions $4.2B LTM Revenue $1.0B / 24% LTM Adj. EBITDA / Margin 11,700 Employees 33%1 LTM Aftermarket Heat Exchangers Compressors Cryogenic Storage Vaporizers End Market Mix Geographic Mix End Market Mix Geographic Mix $4.6B LTM Revenue $0.6B / 14% LTM Adj. EBITDA / Margin 16,000+ Employees 51%1 LTM Aftermarket Pumps Seals Control Valves Actuators Represents the percent of total sales from aftermarket for each company.